SEC Mail
Mail Processing
Section

NOV 21 2008

Washington, DC
106

08067251

NaviSite®

PROCESSED
DEC 01 2008 SB
THOMSON REUTERS

NaviSite

Dear NaviSite Shareholders:

Fiscal 2008 was a year of acquisition and integration. We made three acquisitions including a Lawson and Kronos application management company and two hosting businesses. In addition, we continued to accelerate our organic bookings momentum. Fiscal 2008 was a record year for new customer bookings and we concentrated our efforts to cross-sell services to our existing customer base while reducing churn. We continued to grow our customer-centric culture where '*Everyone Sells*' is one of our core values along with the commitment to collaboration, flexibility and urgent responsiveness.

Fiscal Year 2008 Highlights:

We intensified our multi-channel, go-to-market strategy and expanded our field sales team to address the larger mid-market enterprises. We scaled the U.S. and India-based telesales teams to extend our reach into the smaller mid-market (SMB) space and completed an important first stage of the transformation of our customer care organization – changing the culture and the approach of our customers' point of contact. Our new account management team is now led by a seasoned sales and customer service executive who has transformed our CRM group into a quota driven organization:

- Developing deeper relationships with our customers
- Ensuring that our customers understand the breadth of NaviSite services
- Increasing customer satisfaction
- Reducing churn
- Cross-selling and up-selling services, enabling customers to leverage our expertise and achieve greater value in their IT spend

Our Field and Inside Sales team in conjunction with our Account Management group is allowing us to achieve a sharper focus to drive organic growth through higher bookings from both new logo customers as well as existing customers.

We also significantly increased our ability to sell larger, Enterprise class deals closing 23 transactions in excess of $25K of monthly recurring revenue (mrr) for a total of $1.3 million mrr — a 20% increase over the $1.1 million from Enterprise transactions in FY 2007.

In parallel to our efforts to sell larger transactions to the Enterprise market, we made preparations to launch a Dedicated Hosting offering which went live in the First Quarter of FY09. To facilitate this service, we designed a new website http://dedicatedhosting.navisite.com to provide pricing and self selection services to our prospects. We have automated the sales and contract process, provided for online payments and simplified the service offering to appeal to the SMB market. Leveraging our deep experience in hosting, we have promoted our new launch with an *Enterprise Class Infrastructure Dedicated to your Business* campaign.

Financial Highlights

- Achieved 48% EBITDA growth over fiscal year 2007
- Achieved 22% total revenue growth over fiscal year 2007 including our acquisitions and 24% growth in recurring hosting revenue
- Added bookings of $3.8 million of monthly recurring revenue, up 19% over fiscal year 2007
- Added total contract value of new bookings for all services increased of $147 million in fiscal 2008
- Grew operating income by 122% over fiscal year 2007 to $5.0 million
- Signed 359 new logo clients, an increase of 53% from fiscal year 2007
- Booked over $3.8 million of incremental monthly recurring revenue with a total contract value of $129 million
- Increased incremental bookings by more than 19% from fiscal year 2007, and lowered the average monthly churn rate to 1.67% from approximately 1.8% in fiscal year 2007 with the second half churn rate of 1.2%
- Amended our Senior Credit Facility to provide additional margin in our covenants as we enter a year of greater uncertainty

Technology Highlights

- Continued investment and development of our next generation platform for Application and Management Services including Virtualization, Service-Oriented Architecture (SOA) and Web 2.0 technologies and launched it under the brand AppStructure
- Increased the efficiency of our service delivery capabilities by completing the upgrade of our internal quoting engine to facilitate sales quotes for the telesales, channel and field sales groups
- Completed the implementation of BladeLogic as a core component of our data center management software to further leverage our operating efficiencies and standardize our approach to change and problem management

Enterprise Hosting Highlights

- Completed the integration of the three acquisitions
- Consolidated our professional services function into our Hosting Services group to provide seamless, life cycle services to our application management customers
- Launched partnerships with Intel to provide Remote Infrastructure management and hosting solutions to their VAR community and SUN to enable the growth of start-up companies on virtual technology
- Expanded our UK delivery capability by additional 10,000 square feet of data center space in Woking, England
- Marked the third year anniversary of our India office and expanded the number of employees to 200
- Fully transitioned the application management services into a global delivery model with offshore teams providing both functional and technical support
- Expanded global delivery capabilities to provide administrative and operational support for various back-office functions including IT, Finance, Marketing

America's Job Exchange

After the completion of the AJB program, we continued efforts to increase the value of the renamed America's Job Exchange (AJE) asset. The legacy web-site was enhanced and traffic to the new AJE site (www.americasjobexchange.com) sustained at one million and more per month since Q208. In March, we introduced paid product and services and began selling to business customers using a small inside sales team. Bookings reached $500,000 in Q408. The operation turned EBITDA and cash positive in August 2008.

An investment bank has been engaged to assist in the evaluation of strategic disposition options and interest has been expressed by several companies. Market uncertainties make it difficult to predict the timing of a transaction, however, AJE bookings have continued to grow and the business unit will be managed as EBITDA and cash flow neutral until a sale has been completed.

Fiscal Year 2009 Outlook

Despite the contracting economic climate, we are prepared for 2009. We have extended our technology platform to improve our operational efficiencies and increase our capabilities. We have sharpened our focus on the needs of the Enterprise and the technologies we can leverage to differentiate ourselves in a competitive market. Our combination of expertise, experience in managing complex hosting environments, our global resources and our highly flexible approach to our prospects and customers makes us a very competitive vendor. Our culture is driven by a strict sense of urgency and responsiveness to our customer's needs. We deliver IT services faster, better and at a lower cost than "In-House IT departments" while at the same time delivering an improved quality of service.

The vision to create the infrastructure and services that could meet the changing demands of the marketplace began in 2002. We are realizing this vision today. The dedication of all of our employees has been the key to this success and I would like to take this moment to express my personal and professional appreciation for the hard work and thoughtful effort that have been contributed to our mission this year. I know that every member of our global family will continue this collaboration to expand our effort on behalf of our customers, employees and shareholders.

Sincerely,

Arthur Becker
Chief Executive Officer
November 17, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For Fiscal Year Ended July 31, 2008

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Transition Period From to

Commission File 000-27597

NaviSite, Inc.
(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**52-2137343** *(I.R.S. Employer Identification No.)*
400 Minuteman Road **Andover, Massachusetts** *(Address of principal executive offices)*	**01810** *(zip code)*

Registrant's telephone number, including area code
(978) 682-8300

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The approximate aggregate market value of registrant's common stock held by non-affiliates of the Registrant on January 31, 2008, based upon the closing price of a share of the Registrant's common stock on such date as reported by the NASDAQ Capital Market: $67,813,160.

On October 24, 2008, the Registrant had outstanding 35,389,790 shares of common stock, $0.01 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its annual meeting of stockholders for the fiscal year ended July 31, 2008, which will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year, are incorporated by reference into Part III hereof.

NAVISITE, INC.

2008 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, that involve risks and uncertainties. All statements other than statements of historical information provided herein are forward-looking statements and may contain information about financial results, economic conditions, trends and known uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of a number of factors, which include those discussed in this section and elsewhere in this report and the risks discussed in our other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief or expectation only as of the date hereof. Investors are warned that actual results may differ materially from management's expectations. We undertake no obligation to publicly reissue or update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Item 1. *Business*

Our Business

NaviSite is an enterprise hosting and application services provider to middle market companies. We offer a range of hosting and Enterprise Resource Planning ("ERP") application solutions to more than 1,400 customers, helping them to achieve a scalable, outsourced technology solution at lower total cost of ownership. Our goal is to be the leading provider for enterprise hosting and managed application services to the middle market, leveraging our deep knowledge and technology platform, our customer base and our commitment to flexibility and responsiveness to our customers.

Our core competencies are to provide complex enterprise hosting solutions and to customize, implement and support outsourced ERP applications. These packaged, third party applications include Oracle e-Business Suite, PeopleSoft Enterprise, Siebel, JD Edwards, Hyperion, Lawson, Kronos and Microsoft Dynamics. By managing both the application and infrastructure we are able to address the key challenges faced by middle market IT organizations today — increasing complexity, competitive pressures and declining or limited resources.

We provide our services from a global platform of 14 data centers in the United States, two in the United Kingdom, comprising approximately 225,000 square feet of usable space, and a Network Operations Center ("NOC") in India. Using this platform we leverage innovative and scalable uses of technology along with subject matter expertise of our professional staff to deliver what we believe are cost-effective, flexible solutions that provide responsive and predictable levels of service to meet our customers' business needs. Combining our technology, domain expertise and a competitive fixed cost infrastructure, we demonstrate to our customers the cost and functional advantages of outsourcing with a proven partner like NaviSite. We are dedicated to delivering quality services and meeting rigorous standards including maintenance of SAS 70 Type II compliance and Microsoft Gold and Oracle Certified Partner certifications.

In addition to delivering enterprise hosting and application services, we are able to leverage our infrastructure and application management platform, NaviView™, to enable our partners' software to be delivered on-demand, providing an alternative delivery model to the traditional licensed software model. As the platform provider for an increasing number of independent software vendors ("ISV"), we enable solutions and services to a wider and growing customer base.

Our services include:

Enterprise Hosting Services

- Platform as a Service — Hardware and software support delivered from one of our 16 data centers. Services include dedicated and virtualized hosting, business continuity and disaster recovery, connectivity, content distribution, database administration and performance tuning, hardware management, monitoring, network management, security management, server and operating system management and storage management.

- Software as a Service ("SaaS") — Enablement of SaaS to the ISV community. Services include SaaS starter kits and services specific to the needs of ISVs who offer their software in an on-demand or subscription model.
- Co-location — Physical space offered in a data center. In addition to providing the physical space, NaviSite offers environmental support, specified power with back-up power generation and network connectivity options.

Application Services

- ERP Application and Messaging Management Services — Customer defined services for specific packaged applications.
- Applications include:
  - Oracle e-Business Suite
  - PeopleSoft Enterprise
  - Siebel
  - JD Edwards
  - Hyperion
  - Lawson
  - Kronos
  - Microsoft Dynamics
  - Microsoft Exchange
  - Lotus Notes

Services include implementation, upgrade support, monitoring, diagnostics, problem resolution and functional end-user support.

- ERP Professional Services — Planning, implementation, optimization, enhancement and upgrade support for third party ERP applications we support.
- Custom Development Services — Planning, implementation, optimization and enhancement for custom applications that we or our customers have developed.

We provide these services to a range of vertical industries, including financial services, healthcare and pharmaceutical, manufacturing and distribution, publishing, media and communications, business services and public sector and software, through both our own sales force and sales channel relationships.

Our managed application and hosting services are facilitated by our proprietary NaviView™ collaborative infrastructure and application management platform. Our NaviView™ platform enables us to provide highly efficient, effective and customized management of enterprise applications and hosted infrastructure. Comprised of a suite of third-party and proprietary products, NaviView™ provides tools designed specifically to meet the needs of customers who outsource their IT needs.

Supporting both our managed hosting services and applications services is a range of hardware and software technologies designed for the specific needs of our customers. NaviSite is a leader in using virtualized processing, storage and networking as a platform to optimize services for performance, cost and operational efficiency. Utilizing both hardware and software based virtualization strategies, NaviSite continues to innovate as technology develops.

We believe that the combination of NaviView™, our dedicated and virtual platform, with our physical infrastructure and technical staff gives us a unique ability to provide complex enterprise hosting and application services for mid-market customers. NaviView™ is application and operating system neutral. Designed to enable enterprise hosting and software applications to be monitored and managed, the NaviView™ technology allows us to offer new solutions to our software vendors and new products to our current customers.

We believe that our data centers and infrastructure have the capacity necessary to expand our business for the foreseeable future. Further, trends in hardware virtualization and the density of computing resources, which reduce footprint in the data center, are favorable to NaviSite's services-oriented offerings as compared with traditional co-location or managed hosting providers. Our services combine our developed infrastructure with established processes and procedures for delivering hosting and application management services. Our high availability infrastructure, high performance monitoring systems, and proactive and collaborative problem resolution and change management processes are designed to identify and address potentially crippling problems before they disrupt our customers' operations.

We currently service over 1,400 customers. Our hosted customers typically enter into service agreements for a term of one to five years, with monthly payments, that provide us with a recurring revenue base. Our revenue growth comes from adding new customers and delivering additional services to existing customers. Our recurring revenue base is affected by new customers and renewals and terminations with existing customers.

We were formed in 1996 within ModusLink Global Solutions, Inc. (formerly known as CMGI, Inc.), our former majority stockholder, to support the networks and host Web sites of ModusLink Global Solutions, Inc., its subsidiaries and several of its affiliated companies. In 1997, we began offering and supplying Web site hosting and management services to companies not affiliated with ModusLink Global Solutions,Inc. We were incorporated in Delaware in December 1998. In October 1999, we completed our initial public offering of common stock and remained a majority-owned subsidiary of ModusLink Global Solutions, Inc. until September 2002, at which time ClearBlue Technologies, Inc., or CBT, became our majority stockholder. In addition:

- In December 2002, we acquired all of the issued and outstanding stock of ClearBlue Technologies Management, Inc., or CBTM, a subsidiary of CBT, which previously had acquired assets from the bankrupt estate of AppliedTheory Corporation related to application management and application hosting services. This acquisition added application management and development capabilities to our managed application services.

- In February 2003, we acquired Avasta, Inc., a provider of application management services, adding automated application and device monitoring software capabilities to our managed application services.

- In April 2003, we acquired Conxion Corporation, a provider of application hosting, content and electronic software distribution and security services. This acquisition added proprietary content delivery software and related network agreements to our managed application services and managed infrastructure services.

- In May 2003, we acquired assets of Interliant, Inc. related to managed messaging, application hosting and application development services. This acquisition added messaging-specific services and capabilities and IBM Lotus Domino expertise, and formed the core of our managed messaging services.

- In August 2003, we acquired assets of CBT related to co-location, bandwidth, security and disaster recovery services, enhancing our managed infrastructure services and adding physical plant assets. Specifically, we acquired all of the outstanding shares of six wholly-owned subsidiaries of CBT with data centers located in Chicago, Illinois, Las Vegas, Nevada, Los Angeles, California, Milwaukee, Wisconsin, Oakbrook, Illinois, and Vienna, Virginia and assumed the revenue and expenses of four additional wholly-owned subsidiaries of CBT with data centers located in Dallas, Texas, New York, New York, San Francisco, California, and Santa Clara, California, which four entities we later acquired.

- In June 2004, we completed the acquisition of substantially all of the assets and liabilities of Surebridge, Inc., a privately held provider of managed application services for mid-market companies. This acquisition broadened our managed application services, particularly in the areas of financial management, supply chain management, human resources management and customer relationship management.

- In August 2007, we acquired the assets of Alabanza LLC and Hosting Ventures LLC and all of the issued and outstanding stock of Jupiter Hosting, Inc.. These acquisitions provided additional managed hosting customers, proprietary software for provisioning and additional data center space in the Bay Area market.

- In September 2007, we acquired netASPx, Inc. Based in Minneapolis, Minnesota, the acquisition of netASPx, Inc. added functional expertise in the Lawson and Kronos ERP applications and approximately 18,000 square feet of data center capacity.

- In October 2007, we acquired the assets of iCommerce, Inc.

Our Industry

The dramatic and continued growth in Internet use and the enhanced functionality, accessibility and security of Internet-enabled applications have made conducting business on the Internet a necessity in the mid-market. In addition, the challenges faced by mid-market companies have them increasingly looking to outsourcing IT services. Driven by the increased complexity of enterprise hosting and ERP applications, the costs of operating them and reduced resources and budget, companies are increasingly looking for cost effective alternatives. We believe a fast growing trend in the mid-market is the increased use of managed IT infrastructure and applications by companies to allow them to focus and enhance their core business operations, increase efficiencies and remain competitive. Enterprise hosting and related applications extend beyond traditional Web sites to business process software applications such as financial, email, enterprise resource planning, supply chain management and customer relationship management. Organizations have become increasingly dependent on these applications and they have evolved into important components of their businesses. In addition, we believe that the pervasiveness of the Internet and quality of network infrastructure, along with the dramatic decline in the pricing of computing technology and network bandwidth, have made the outsourced delivery model an attractive choice for mid-market companies. We believe that the recent adoption of alternative software licensing models by software industry market leaders is driving other software vendors in this direction and, consequently, generating strong industry growth.

As enterprises seek to remain competitive and improve profitability, we believe they will continue to implement increasingly sophisticated applications and delivery models. Some of the potential benefits of these applications and delivery models include the ability to:

- Increase business operating efficiencies and reduce costs by using best of breed applications;

- Build and enhance customer relationships by providing Internet-enabled customer service and technical support;

- Manage vendor and supplier relationships through Internet-enabled technologies, such as online training and online sales and marketing;

- Communicate and conduct business more rapidly and cost-effectively with customers, suppliers and employees worldwide; and

- Improve service and lower the cost of software ownership by the adoption of new Internet-enabled software delivery models.

These benefits have driven increased use of information technology infrastructure and applications, which in turn has created a strong demand for specialized information technology support and applications expertise. An increasing number of businesses are choosing to outsource the hosting and management of these applications.

The trend towards outsourced hosting and management of information technology infrastructure and applications by mid-market companies and organizations is driven by a number of factors, including:

- Developments by major hardware and software vendors that facilitate outsourcing;

- Advances in virtualization and high density computing that is beyond the skill and cost ability of the typical mid-market enterprise;

- The need to improve the reliability, availability and overall performance of applications as they increase in importance and complexity;

- The need to focus on core business operations;

- Challenges and costs of hiring, training and retaining application engineers and information technology employees with the requisite range of information technology expertise; and
- The increasing complexity of managing the operations of Internet-enabled applications.

Notwithstanding increasing demand for these services, we believe the number of providers has decreased over the past five years, primarily as a result of industry consolidation. We believe this consolidation trend will continue and will benefit a small number of service providers that have the resources and infrastructure to cost-effectively provide the scalability, performance, reliability and business continuity that customers expect.

Our Strategy

Our goal is to become the leading provider of enterprise hosting and managed application services for middle market companies and organizations. Further, our financial business objective is to market and deliver high value services to generate the highest revenue per square foot of available capacity in our data centers. Key elements of our strategy are to:

Provide Excellent Customer Service. We are committed to providing all of our customers with a high level of customer support. We believe that through the acquisition of several businesses we have had the benefit of consolidating best of breed account management and customer support practices that ensure that we are achieving this goal.

Innovate and Leverage our Technology Platform. We will continue to expand our platform leverage by continued use of virtualization and utility type services. We believe the typical middle market organization is not able to take advantage of these technology developments because of their complexity and cost. By continually updating our platform, we will continue to drive our competitiveness with higher value services at competitive prices.

Expand Our Global Delivery Capabilities. We believe that global delivery is an integral piece of our long-term strategy in that it directly maps to our overall goal of service and operational excellence for our customers. By leveraging a global delivery solution, we believe that we will be able to continue to deliver superior services and technical expertise at a competitive cost and enhance the value proposition for our customers.

Improve Operating Margins Through Efficiencies. We have made significant improvements to our overall cost structure. We intend to continue to improve operating margins as we grow revenue and improve the efficiency of our operations. As we grow, we will take advantage of our infrastructure capacity, our NaviView™ platform and our automated processes. Due to the fixed cost nature of our infrastructure, we believe that increased customer revenue will result in incremental improvements in our operating margins.

Grow Through Disciplined Acquisitions. We intend to derive a portion of our future growth through acquisitions of technologies, products and companies that improve our services and strengthen our position in our target markets. By utilizing our experience in acquiring and effectively integrating complementary companies, we can eliminate duplicative operations, reduce costs and improve our operating margins. We intend to acquire companies that provide valuable technical capabilities and entry into target markets, and allow us to take advantage of our existing technical and physical infrastructure.

Continue to Broaden Our Service Offerings. We continue to broaden our service offerings to compete more effectively in the middle market by offering a range of packaged solutions. With our professional services and deep operational expertise, we effectively deliver to our customers a full range of services for Oracle, PeopleSoft, J. D. Edwards, Siebel, Lawson, Kronos and Microsoft Dynamics solutions. We believe that these services will help our customers achieve peak effectiveness with their systems. As a full service provider for a broad range of applications, we are able to create leverage and cross and up sell opportunities in a manner that is unparalleled in the marketplace.

Our Services

We offer our customers a broad range of enterprise hosting and ERP application services that can be deployed quickly and cost effectively. Our expertise allows us to meet an expanding set of needs as our customers' needs become increasingly complex. Our experience and capabilities save our customers the time and cost of developing expertise in-house and we increasingly serve as the sole manager of our customers' outsourced applications.

Enterprise Hosting Services

NaviSite's hosting services provide highly available and secure ongoing technology solutions for our customers' critical IT needs.

- Platform as a Service — Support provided for hardware and software located in one of our 16 data centers. We also provide bundled offerings packaged as content delivery services. Specific services include:
  - Dedicated and Virtualized Servers
  - Business Continuity and Disaster Recovery
  - Connectivity
  - Content Distribution
  - Database Administration and Performance Tuning
  - Desktop Support
  - Hardware Management
  - Monitoring
  - Network Management
  - Security
  - Server and Operating Management
  - Storage Management
- Software as a Service — Enablement of SaaS to the ISV community. Services include SaaS starter kits and services specific to the needs of ISVs wanting to offer their software in an on-demand or subscription mode.
- Content Delivery — Includes the delivery of software electronically using NaviSite technology accelerated content distribution.
- Co-location — Physical space offered in a data center. In addition to providing the physical space, NaviSite offers environmental support, specified power with back-up power generation and network connectivity options.

Application Management

We provide implementation and operational services for packaged applications, which are listed below. In addition to packaged ERP applications we also offer outsourced messaging, including the monitoring and management of Microsoft Exchange and Lotus Domino, allowing customers to outsource their critical messaging applications. Application management services are available either in a NaviSite data center or via remote management on customers' premises. In addition, our customers can choose to use dedicated or shared servers. We also provide specific services to assist our customers with the migration from legacy or proprietary messaging systems to Microsoft Exchange or Lotus Domino and we have expertise to customize messaging and collaborative applications. We offer user provisioning, spam filtering, virus protection and enhanced monitoring and reporting.

- ERP Application management services — Defined services provided for specific packaged applications. Services include implementation, upgrade assistance, monitoring, diagnostics, problem resolution and functional end user support.
- Applications include:
  - Oracle e-Business Suite

   - PeopleSoft Enterprise
   - Siebel
   - JD Edwards
   - Hyperion
   - Lawson
   - Kronos
   - Microsoft Dynamics
   - Microsoft Exchange
   - Lotus Notes
- ERP Professional Services — Planning, implementation, optimization, enhancement and upgrades for the supported third party ERP application.
- Custom Development Professional Services — Planning, implementation, optimization and enhancement for custom applications that we or our customers have developed.

All of our service offerings can be customized to meet our customers' particular needs. Our proprietary NaviView™ platform enables us to offer valuable flexibility without the significant costs associated with traditional customization.

NaviView™ Platform

Our proprietary NaviView™ platform is a critical element of each of our service offerings. Our NaviView™ platform allows us to work with our customers' information technology teams, systems integrators and other third parties to deliver services to customers. Our NaviView™ platform and its user interface help ensure full transparency to the customer and seamless operation of outsourced applications and infrastructure, including: i) hardware, operating system, database and application monitoring; ii) event management; iii) problem resolution management; and iv) integrated change and configuration management tools. Our NaviView™ platform includes:

Event Detection System — Our proprietary technology allows our operations personnel to efficiently process alerts across heterogeneous computing environments. This system collects and aggregates data from all of the relevant systems management software packages utilized by an information technology organization.

Synthetic Transaction Monitoring — Our proprietary synthetic transaction methods emulate the end-user experience and monitor for application latency or malfunctions that affect user productivity.

Automated Remediation — Our NaviView™ platform allows us to proactively monitor, identify and correct common problems associated with the applications we manage on behalf of our customers. These automated corrections help ensure availability and reliability by remediating known issues in real time, and keeping applications up and running while underlying problems or potential problems are diagnosed.

Component Information Manager — This central repository provides a unified view of disparate network, database, application and hardware information.

Escalation Manager — This workflow automation technology allows us to streamline routine tasks and escalate critical issues in a fraction of the time that manual procedures require. Escalation manager initiates specific orders and tasks based on pre-defined conditions, ensuring clear, consistent communication with our customers.

Our Infrastructure

Our infrastructure has been designed specifically to meet the demanding technical requirements of delivering our services to our customers. We securely deliver our services across Windows, Unix and Linux platforms. We believe that our infrastructure, together with our trained and experienced staff, enable us to offer market-leading levels of service backed by high service level guarantees.

Network Operations Centers — We monitor the operations of our infrastructure and customer applications from our own state-of-the-art network operations centers. Network and system management and monitoring tools continuously monitor our network and server performance. Our network operations centers perform first-level problem identification, validation and resolution. We have redundant network operations centers in New Delhi, India and in Andover, Massachusetts that are staffed 24 hours a day, seven days a week with network, security, Windows, Unix and Linux Database and Application personnel. We have technical and functional application support personnel located in our facilities in San Jose, California, Syracuse, New York, Houston, Texas, Minneapolis, Minnesota, Atlanta, Georgia, Andover , Massachusetts and New Delhi, India, who provide initial and escalated support 24 hours a day, seven days a week for our customers. Our engineers and support personnel are promptly alerted to problems, and we have established procedures for rapidly resolving technical issues that may arise.

Data Centers — We currently operate in 14 data centers in the United States and two data centers in the United Kingdom. Our data centers incorporate technically sophisticated components which are designed to be fault-tolerant. The components used in our data centers include redundant core routers, redundant core switching hubs and secure virtual local area networks. We utilize the equipment and tools necessary for our data center operations, including our infrastructure hardware, networking and software products, from industry leaders such as BMC, Cisco, Dell, IBM, EMC, Hewlett-Packard, Microsoft, Oracle and Sun Microsystems.

Virtualization — We employ virtualization technologies for processing, storage and networking. By using this approach we are able to maximize the benefit of our capital expenditures, minimize the amount of valuable data center space used and create additional operating efficiencies that lower our cost. Virtualization decreases our time to provision thereby accelerating our ability to recognize revenue. With inherent redundancy and scalability virtualizations adds de facto business continuity and assurances for internet based applications and hosting. In addition, these progressive developments in computing are typically out of the reach of the middle market customer due to cost and inexperience.

Internet Connectivity — We have redundant high-capacity internet connections with providers such as Global Crossing, Level 3, Cogent, AT&T and XO Communications and others. We have deployed direct private transit and peering internet connections to utilize the provider's peering capabilities and to enhance routes via their networks that improve global performance. Our private transit system enables us to provide fast, reliable access for our customers' information technology infrastructure and applications.

Sales and Marketing

Sales — Our sales teams are located in the United States, the United Kingdom and India and focus on the identification, quoting and sale of solutions to new customers. Our sales professionals meet with these new prospective customers to understand and identify their individual business requirements and to translate those requirements into tailored services. The sales teams are focused on Application Management and Professional Services in which domain knowledge and expertise are a significant differentiator and Enterprise Hosting Solutions. Our sales teams are supported by Solution Architects who assess the infrastructure and application requirements to develop an optimal design and cost analysis. The quoting for prospective opportunities with less complex requirements was automated during the fiscal year and is now provided on line directly to our sales professionals.

The sales teams are augmented by Account Managers who are assigned to specific accounts to identify and manage the cross-selling opportunities of additional services. To date, most of our sales have been realized through our direct sales force teams. In 2007, we hired inside sales representatives to call potential customers from our offices in the United States and India to provide new opportunity development and consultative sales to smaller mid-market companies.

Automation and Platform Based Sales — We launched an automated platform to allow new customers to purchase and provision hosted Microsoft Exchange during 2008. This automated system allows customers to buy services immediately without interaction with NaviSite staff. We plan to expand this platform for automated sales and provisioning to include other services targeted to the small and medium business market segment such as dedicated hosting and back ups. This will allow us to leverage our platform into another market segment with minimal additional costs.

Channel Relationships — We sell our services through third parties, pursuant to reseller or referral contracts with such third parties. These contracts are generally one to three years in length and either provide the reseller a discount of approximately 25% from our list price or require us to pay a referral fee, typically ranging from approximately 5% to 10% of the amounts we receive from the customer. Our channel partners resell our services to their customers under their private label brand or under the NaviSite brand. For systems integrators, our flexibility and cost-effectiveness bolsters their application development and management services. For independent software vendors, we provide the opportunity to offer their software as a service.

Marketing — Our marketing organization is responsible for defining our overall market strategy, generating qualified leads for our field and inside sales forces, and increasing our overall brand awareness. Our lead generation programs include comprehensive on-line and off-line marketing programs with emphasis on on-line search, email, banner advertising, outbound telemarketing efforts as well as trade conferences and webinars. In 2008, we continued to expand the brand positioning campaign named "Run With Us" to reflect our emerging role as a business partner to our customers to design, implement and manage their business critical applications. We maintain a data driven rigorous measurement and monitoring approach to ensure that marketing investments are optimized and deliver the highest possible return on investment.

Customers

Our customers include mid-sized companies, divisions of large multi-national companies and government agencies. Our customers operate in a wide variety of industries, such as technology, manufacturing and distribution, healthcare and pharmaceutical, publishing, media and communications, financial services, retail, business services and government agencies.

As of July 31, 2008, NaviSite serviced over 1,400 hosted customers.

No customer represented 10% or more of our revenue for the fiscal years ended July 31, 2008, 2007 and 2006. Substantially all of our revenues are derived from, and over 90% of our plant, property and equipment is located in, the United States.

Competition

We compete in the outsourced information technology and professional services markets. These markets are fragmented, highly competitive and likely to be characterized by industry consolidation.

We believe that participants in these markets must grow rapidly and achieve a significant presence to compete effectively. We believe that the primary competitive factors determining success in our markets include:

- quality of services delivered;
- ability to consistently measure, track and report operational metrics;
- application hosting, infrastructure and messaging management expertise;
- fast, redundant and reliable Internet connectivity;
- a robust infrastructure providing availability, speed, scalability and security;
- comprehensive and diverse service offerings and timely addition of value-add services;
- brand recognition;
- strategic relationships;
- competitive pricing; and
- adequate capital to permit continued investment in infrastructure, customer service and support, and sales and marketing.

We believe that we compete effectively based on the breadth of our service offerings, the strength of our NaviView™ platform, our existing infrastructure capacity and our pricing.

Our current and prospective competitors include:

- hosting and related services providers, including Terremark, Inc., Rackspace Hosting, Inc., SAVVIS, IBM, AT&T and other local and regional hosting providers;
- application services providers, such as IBM, AT&T, Electronic Data Systems Corp., Cedar Crestone, Oracle On Demand and Computer Sciences Corporation;
- co-location providers, including SAVVIS, Equinix and Switch & Data Facilities Company, Inc.;
- messaging providers, including Apptix Intermedia; and
- professional services providers, including Oracle Consulting Services, Accenture, Ciber, CSC, CedarCrestone, Deloitte Consulting, IBM and Rapidigm.

Intellectual Property

We rely on a combination of trademark, service mark, copyright, patent and trade secret laws and contractual restrictions to establish and protect our proprietary rights and promote our reputation and the growth of our business. While it is our practice to require our employees, consultants and independent contractors to enter into agreements containing non-disclosure, non-competition (for employees only) and non-solicitation restrictions and covenants, and while our agreements with some of our customers and suppliers include provisions prohibiting or restricting the disclosure of proprietary information, we cannot ensure that these contractual arrangements or the other steps taken by us to protect our proprietary rights will prove sufficient to prevent misappropriation of our proprietary rights or to deter independent, third-party development of similar proprietary assets. In addition, we offer our services in other countries where the laws may not afford adequate protection for our proprietary rights.

We license or lease most technologies used in our hosting and application management services. Our technology suppliers may become subject to third-party infringement claims, or other claims or assertions, which could result in their inability or unwillingness to continue to license their technology to us. The loss of certain of our technologies could impair our ability to provide services to our customers or require us to obtain substitute technologies that may be of lower quality or performance standards or at greater cost. We expect that we and our customers increasingly will be subject to third-party infringement claims as the number of Web sites and third-party service providers for internet-based businesses grows. We cannot ensure that third parties will not assert claims alleging the infringement of service marks and trademarks against us in the future or that these claims will not be successful. Any infringement claim as to our technologies or services, regardless of its merit, could be time-consuming, result in costly litigation, cause delays in service, installation or upgrades, adversely impact our relationships with suppliers or customers or require us to enter into costly royalty or licensing agreements.

Government Regulation

While there currently are few laws or regulations directly applicable to the Internet or to managed application hosting service providers, due to the increasing popularity of the Internet and Internet-based applications, such laws and regulations are being considered and may be adopted. These laws may cover a variety of issues including, for example, user privacy and the pricing, characteristics and quality of products and services. The adoption or modification of laws or regulations relating to commerce over the Internet could substantially impair the future growth of our business or expose us to unanticipated liabilities. Moreover, the applicability of existing laws to the Internet and managed application hosting service providers is uncertain. These existing laws could expose us to substantial liability if they are found to be applicable to our business. For example, we offer services over the Internet in many states in the United States and internationally and we facilitate the activities of our customers in those jurisdictions. As a result, we may be required to qualify to do business, be subject to taxation or be subject to other laws and regulations in these jurisdictions, even if we do not have a physical presence, employees or property there. The application of existing laws and regulations to the internet or our business, or the adoption of any new legislation or regulations applicable to the Internet or our business, could materially adversely affect our financial condition and results of operations.

Employees

As of July 31, 2008, we had 694 employees. Of these employees, 484 were principally engaged in operations, 111 were principally engaged in sales and marketing and 99 were principally engaged in general and administrative functions. None of our employees is party to a collective bargaining agreement, and we believe our relationship with our employees is good. We also retain consultants and independent contractors on a regular basis to assist in the completion of projects.

Available Information

We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports available through our Web site under "Investors", free of charge, as soon as reasonably practicable after we file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). Our internet address is http://www.navisite.com. The contents of our web site are not incorporated by reference in this annual report on Form 10-K or any other report filed with or furnished to the SEC.

Item 1A. *Risk Factors*

We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. Forward-looking statements in this report and those made from time to time by us through our senior management are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements concerning the expected future revenues, earnings or financial results or concerning project plans, performance, or development of products and services, as well as other estimates related to future operations are necessarily only estimates of future results and we cannot assure you that actual results will not materially differ from expectations. Forward-looking statements represent management's current expectations and are inherently uncertain. We do not undertake any obligation to update forward-looking statements. If any of the following risks actually occurs, our business, financial condition and operating results could be materially adversely affected.

We have a history of losses and may never achieve or sustain profitability. We have never been profitable and may never become profitable. As of July 31, 2008, we had incurred losses since our incorporation resulting in an accumulated deficit of approximately $504.5 million. During the fiscal year ended July 31, 2008, we had a net loss attributable to common shareholders of approximately $11.3 million. We may continue to incur losses in the future. As a result, we can give no assurance that we will achieve profitability or be capable of sustaining profitable operations.

Our financing agreement with a syndicated group of lenders includes various covenants and restrictions that may negatively affect our liquidity and our ability to operate and manage our business. As of September 30, 2008, we owed approximately $111.7 million under a credit agreement with a syndicated group of lenders. The credit agreement:

- restricts our ability to create, incur, assume, or permit to exist any additional indebtedness, excluding certain limited exemptions;
- restricts our ability to create, incur, assume or permit to exist any lien on any of our assets, excluding certain limited exemptions;
- restricts our ability to make investments, with certain limited exemptions;
- requires that we meet financial covenants for leverage, fixed charges and capital expenditures;
- restricts our ability to enter into any transaction of merger or consolidation, excluding certain limited exemptions;
- restricts our ability to sell assets or purchase or otherwise acquire the property of any person, excluding certain limited exemptions;
- restricts our ability to authorize, declare or pay dividends, excluding certain limited exemptions;

- restricts our ability to enter into any transaction with any affiliate except on terms and conditions that are at least as favorable to us as those that could reasonably be obtained in a comparable arm's-length transaction with a person who is not an affiliate; and

- restricts our ability to amend our organizational documents.

If we breach the credit agreement, a default could result. A default, if not waived, could result in, among other things, our not being able to borrow additional amounts under the credit agreement. In addition, all or a portion of our outstanding amounts may become due and payable on an accelerated basis, which would adversely affect our liquidity and our ability to manage our business. The maturity date of the Term Loan is June 8, 2013 and the revolving credit facility terminates on June 8, 2012. Interest on the Term Loan is payable in arrears on the first business day of August, November, February and May for ABR Loans, and the last day of the chosen interest period (which period can be one, two, three, six, nine or twelve months) or every three months, if the chosen interest period is greater than three months, for LIBOR Loans.

The Term Loan will amortize on the first day of each fiscal quarter (commencing on August 1, 2007) in equal quarterly installments over such period in the aggregate amounts as set forth below:

Year	Percentage of Term Loan
1	1.0%
2	1.0%
3	1.0%
4	1.0%
5	1.0%
6	95.0%

In addition, the credit agreement exposes us to interest rate fluctuations which could significantly increase the interest we pay the lenders. We are required, under the credit agreement, to maintain interest rate protection that shall result in at least 50% of the aggregate principal amount of the consolidated indebtedness of the Company and its subsidiaries, other than the revolving loans under the credit agreement, being subject to a fixed or maximum interest rate.

We may need to obtain additional debt or equity financing in order to satisfy any mandatory redemption requirement of our Preferred Stock. Our Series A Convertible Preferred Stock has redemption rights which could require us to redeem any or all of the issued and outstanding Preferred Stock. We may need to obtain additional debt or equity financing in order to satisfy any mandatory redemption requirement, which financing may not be available on favorable terms or at all. In addition, our financing agreement with a syndicated group of lenders restricts our ability to incur additional indebtedness, which could negatively affect our ability to fulfill our obligations to the holders of the Preferred Stock.

Disruption in financial and currency markets could have a negative effect on our business. As has been widely reported, financial markets in the United States, Europe and Asia have been experiencing extreme disruption in recent months, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Governments have taken unprecedented actions intended to address extreme market conditions that include severely restricted credit and declines in real estate values. While currently these conditions have not impaired our ability to operate our business, there can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies, which can then lead to challenges in the operation of our business. These economic developments affect businesses such as ours in a number of ways. The current tightening of credit in financial markets adversely affects the ability of customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in orders and spending for our products and services. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions and the effects they will have on our business and financial condition.

Atlantic Investors, LLC, Unicorn Worldwide Holdings Limited and Madison Technology LLC may have interests that conflict with the interests of our other stockholders and have significant influence over corporate decisions. Unicorn Worldwide Holdings Limited and Madison Technology LLC, Atlantic Investors, LLC's two managing members, together with Atlantic Investors, LLC owned approximately 31% of our outstanding capital stock as of July 31, 2008 on a fully diluted basis. As of July 31, 2008, Atlantic Investors, LLC's ownership alone was approximately 27% on a fully diluted basis. Atlantic Investors, LLC, Unicorn Worldwide Holdings Limited and Madison Technology LLC, together have significant power in the election of our Board of Directors. Regardless of how our other stockholders may vote, Atlantic Investors, LLC, Unicorn Worldwide Holdings and Madison Technology acting together may have the ability to determine whether to engage in a merger, consolidation or sale of our assets and any other significant corporate transaction.

Members of our management group also have significant interests in Atlantic Investors, LLC, which may create conflicts of interest. Some of the members of our management group also serve as members of the management group of Atlantic Investors, LLC and its affiliates. Specifically, Andrew Ruhan, our Chairman of the Board, holds a 10% equity interest in Unicorn Worldwide Holdings Limited, a managing member of Atlantic Investors, LLC. Arthur P. Becker, our President and Chief Executive Officer and a member of our Board of Directors, is the managing member of Madison Technology LLC, a managing member of Atlantic Investors, LLC. As a result, these NaviSite officers and directors may face potential conflicts of interest with each other and with our stockholders. They may be presented with situations in their capacity as our officers or directors that conflict with their fiduciary obligations to Atlantic Investors, LLC, which in turn may have interests that conflict with the interests of our other stockholders.

Our common stockholders may suffer dilution in the future upon exercise of outstanding convertible securities or the issuance of additional securities in potential future acquisitions or financings. In connection with a financing agreement with Silver Point Finance, we issued warrants to SPCP Group, LLC and SPCP Group III LLC, two affiliates of Silver Point Finance, to purchase an aggregate of 3,930,136 shares of our common stock. If the warrants are exercised, Silver Point Finance may obtain a significant equity interest in NaviSite and other stockholders may experience significant and immediate dilution. As of September 30, 2008, SPCP Group, LLC and SPCP Group III LLC have exercised the warrants in part to acquire 2,730,005 shares of our Common Stock and warrants for the purchase of 1,200,131 shares of our Common Stock remain outstanding.

In connection with our acquisition of netASPx, Inc. we issued 3,125,000 shares of our Series A Convertible Preferred Stock to the stockholders of netASPx, Inc. Additional shares of the Preferred Stock have been and will be issued to the former shareholders of netASPx, Inc. as in-kind dividends that accrue on the outstanding Preferred Stock. The Preferred Stock may be converted into shares of common stock at a price of $8.00 per share by the holders after the earlier of (i) March 15, 2009 and (ii) any default date. No default has occurred and the Preferred Stock is not currently convertible into shares of our common stock. If converted, the shares of Preferred Stock convert into the number of shares of common stock determined by dividing the redemption price per share of the Preferred Stock by the conversion price applicable to such shares, which, as of October 31, 2008 would result in one share of common stock being issued upon the conversion of one share of Preferred Stock. The conversion price and the redemption price are subject to adjustment. However, in no event shall the number of shares of common stock to be issued upon the conversion of the Preferred Stock equal or exceed 6,692,856, (which represents 19.9% of the outstanding shares of our common stock on September 10, 2007) without the approval of our stockholders in accordance with the applicable rules and regulations of The Nasdaq Stock Market.

Our stockholders will also experience dilution to the extent that additional shares of our common stock are issued in potential future acquisitions or financings.

Acquisitions may result in disruptions to our business or distractions of our management due to difficulties in integrating acquired personnel and operations, and these integrations may not proceed as planned. Since December 2002, we have acquired ClearBlue Technologies Management, Inc. (accounted for as an "as if pooling"), Avasta, Inc., Conxion Corporation, selected assets of Interliant, Inc., all of the shares of ten wholly-owned subsidiaries of ClearBlue Technologies, Inc. (accounted for as an "as if pooling"), substantially all of the assets and liabilities of Surebridge, Inc., substantially all of the assets of Alabanza, LLC and Hosting Ventures, LLC, and iCommerce, Inc. and all of the issued and outstanding stock of Jupiter Hosting, Inc., and netASPx, Inc. We intend to continue to expand our business through the acquisition of companies, technologies, products and services. Acquisitions involve a number of special problems and risks, including:

- difficulty integrating acquired technologies, products, services, operations and personnel with the existing businesses;
- difficulty maintaining relationships with important third parties, including those relating to marketing alliances and providing preferred partner status and favorable pricing;
- diversion of management's attention in connection with both negotiating the acquisitions and integrating the businesses;
- strain on managerial and operational resources as management tries to oversee larger operations;
- inability to retain and motivate management and other key personnel of the acquired businesses;
- exposure to unforeseen liabilities of acquired companies;
- potential costly and time-consuming litigation, including stockholder lawsuits;
- potential issuance of securities in connection with an acquisition with rights that are superior to the rights of holders of our common stock, or which may have a dilutive effect on our common stockholders;
- the need to incur additional debt or use cash; and
- the requirement to record potentially significant additional future operating costs for the amortization of intangible assets.

As a result of these problems and risks, businesses we acquire may not produce the revenues, earnings or business synergies that we anticipated, and acquired products, services or technologies might not perform as we expected. As a result, we may incur higher costs and realize lower revenues than we had anticipated. We may not be able to successfully address these problems and we cannot assure you that the acquisitions will be successfully identified and completed or that, if acquisitions are completed, the acquired businesses, products, services or technologies will generate sufficient revenue to offset the associated costs or other harmful effects on our business. In addition, our limited operating history with our current structure resulting from recent acquisitions makes it very difficult for us to evaluate or predict our ability to, among other things, retain customers, generate and sustain a revenue base sufficient to meet our operating expenses, and achieve and sustain profitability.

A failure to meet customer specifications or expectations could result in lost revenues, increased expenses, negative publicity, claims for damages and harm to our reputation and cause demand for our services to decline. Our agreements with customers require us to meet specified service levels for the services we provide. In addition, our customers may have additional expectations about our services. Any failure to meet customers' specifications or expectations could result in:

- delayed or lost revenue;
- requirements to provide additional services to a customer at reduced charges or no charge;
- negative publicity about us, which could adversely affect our ability to attract or retain customers; and
- claims by customers for substantial damages against us, regardless of our responsibility for the failure, which may not be covered by insurance policies and which may not be limited by contractual terms of our engagement.

Our ability to successfully market our services could be substantially impaired if we are unable to deploy new infrastructure systems and applications or if new infrastructure systems and applications deployed by us prove to be unreliable, defective or incompatible. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of hosting and application management services in the future. If any newly introduced infrastructure systems and applications suffer from reliability, quality or compatibility problems, market acceptance of our services could be greatly hindered and our ability to attract new customers could be significantly reduced. We cannot assure you that new applications deployed by us will be free from any reliability, quality or compatibility problems. If we incur increased costs or are unable, for technical or other reasons, to host and manage new infrastructure systems and applications or enhancements of existing applications, our ability to successfully market our services could be substantially limited.

Any interruptions in, or degradation of, our private transit Internet connections could result in the loss of customers or hinder our ability to attract new customers. Our customers rely on our ability to move their digital content as efficiently as possible to the people accessing their websites and infrastructure systems and applications. We utilize our direct private transit Internet connections to major network providers, such as Level 3 Communications Inc. and Global Crossing, as a means of avoiding congestion and resulting performance degradation at public Internet exchange points. We rely on these telecommunications network suppliers to maintain the operational integrity of their networks so that our private transit Internet connections operate effectively. If our private transit Internet connections are interrupted or degraded, we may face claims by, or lose, customers, and our reputation in the industry may be harmed, which may cause demand for our services to decline.

If we are unable to maintain existing and develop additional relationships with software vendors, the sales and marketing of our service offerings may be unsuccessful. We believe that to penetrate the market for managed IT services we must maintain existing and develop additional relationships with industry-leading software vendors. We license or lease select software applications from software vendors, including IBM, Microsoft Corp., and Oracle Corp. Our relationships with Microsoft and Oracle are critical to the operations and success of our business. The loss of our ability to continue to obtain, utilize or depend on any of these applications or relationships could substantially weaken our ability to provide services to our customers. It may also require us to obtain substitute software applications that may be of lower quality or performance standards or at greater cost. In addition, because we generally license applications on a non-exclusive basis, our competitors may license and utilize the same software applications. In fact, many of the companies with which we have strategic relationships currently have, or could enter into, similar license agreements with our competitors or prospective competitors. We cannot assure you that software applications will continue to be available to us from software vendors on commercially reasonable terms. If we are unable to identify and license software applications that meet our targeted criteria for new application introductions, we may have to discontinue or delay introduction of services relating to these applications.

Our network infrastructure could fail which would impair our ability to provide guaranteed levels of service and could result in significant operating losses. To provide our customers with guaranteed levels of service, we must operate our network infrastructure 24 hours a day, seven days a week, without interruption. We must, therefore, protect our network infrastructure, equipment and customer files against damage from human error, natural disasters, unexpected equipment failure, power loss or telecommunications failures, terrorism, sabotage or other intentional acts of vandalism. Even if we take precautions, the occurrence of a natural disaster, equipment failure or other unanticipated problem at one or more of our data centers could result in interruptions in the services we provide to our customers. We cannot assure you that our disaster recovery plan will address all, or even most, of the problems we may encounter in the event of a disaster or other unanticipated problem. We have experienced service interruptions in the past, and any future service interruptions could:

- require us to spend substantial amounts of money to replace equipment or facilities;
- entitle customers to claim service credits or seek damages for losses under our service level guarantees;
- cause customers to seek alternate providers; or
- impede our ability to attract new customers, retain current customers or enter into additional strategic relationships.

Our dependence on third parties increases the risk that we will not be able to meet our customers' needs for software, systems and services on a timely or cost-effective basis, which could result in the loss of customers. Our services and infrastructure rely on products and services of third-party providers. We purchase key components of our infrastructure, including networking equipment, from a limited number of suppliers, such as HP, Sun Microsystems, IBM, Cisco Systems, Inc., Microsoft, and Oracle. We cannot assure you that we will not experience operational problems attributable to the installation, implementation, integration, performance, features or functionality of third-party software, systems and services. We cannot assure you that we will have the necessary hardware or parts on hand or that our suppliers will be able to provide them in a timely manner in the event of equipment failure. Our inability to timely obtain and continue to maintain the necessary hardware or parts could result in sustained equipment failure and a loss of revenue due to customer loss or claims for service credits under our service level guarantees.

We could be subject to increased operating costs, as well as claims, litigation or other potential liability, in connection with risks associated with Internet security and the security of our systems. A significant barrier to the growth of e-commerce and communications over the Internet has been the need for secure transmission of confidential information. Several of our infrastructure systems and application services use encryption and authentication technology licensed from third parties to provide the protections necessary to ensure secure transmission of confidential information. We also rely on security systems designed by third parties and the personnel in our network operations centers to secure those data centers. Any unauthorized access, computer viruses, accidental or intentional actions and other disruptions could result in increased operating costs. For example, we may incur additional significant costs to protect against these interruptions and the threat of security breaches or to alleviate problems caused by these interruptions or breaches. If a third party were able to misappropriate a consumer's personal or proprietary information, including credit card information, during the use of an application solution provided by us, we could be subject to claims, litigation or other potential liability.

Third-party infringement claims against our technology suppliers, customers or us could result in disruptions in service, the loss of customers or costly and time-consuming litigation. We license or lease most technologies used in the infrastructure systems and application services that we offer. Our technology suppliers may become subject to third-party infringement or other claims and assertions, which could result in their inability or unwillingness to continue to license their technologies to us. We cannot assure you that third parties will not assert claims against us in the future or that these claims will not be successful. Any infringement claim as to our technologies or services, regardless of its merit, could result in delays in service, installation or upgrades, the loss of customers or costly and time-consuming litigation.

We may be subject to legal claims in connection with the information disseminated through our network, which could divert management's attention and require us to expend significant financial resources. We may face liability for claims of defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature of the materials disseminated through our network. For example, lawsuits may be brought against us claiming that content distributed by some of our customers may be regulated or banned. In these and other instances, we may be required to engage in protracted and expensive litigation that could have the effect of diverting management's attention from our business and require us to expend significant financial resources. Our general liability insurance may not cover any of these claims or may not be adequate to protect us against all liability that may be imposed. In addition, on a limited number of occasions in the past, businesses, organizations and individuals have sent unsolicited commercial e-mails from servers hosted at our facilities to a number of people, typically to advertise products or services. This practice, known as "spamming," can lead to statutory liability as well as complaints against service providers that enable these activities, particularly where recipients view the materials received as offensive. We have in the past received, and may in the future receive, letters from recipients of information transmitted by our customers objecting to the transmission. Although we prohibit our customers by contract from spamming, we cannot assure you that our customers will not engage in this practice, which could subject us to claims for damages.

Concerns relating to privacy and protection of customer and job seeker data on our America's Job Exchange website could damage our reputation and deter current and potential customers and job seekers from using our products and services. In fiscal year 2008 we launched America's Job Exchange, a successor to America's Job Bank. Concerns about our practices for America's Job Exchange with regard to the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, which in turn could significantly harm our business, financial condition and operating results. While we strive to comply with all applicable data protection laws and regulations, as well as our own posted privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, which could potentially have an adverse effect on our business. Moreover, failure or perceived failure to comply with our policies or applicable requirements related to the collection, use, sharing or security of personal information or other privacy-related matters could result in a loss of customer and job seeker confidence in us, which could adversely affect our business. Laws related to data protection continue to evolve. It is possible that certain jurisdictions may enact laws or regulations that impact our ability to offer our products and services and/or result in reduced traffic or contract terminations in those jurisdictions, which could harm our business.

Unauthorized access, phishing schemes and other disruptions could jeopardize the security of customer and job seeker information stored in our systems, and may result in significant liability to us and may cause existing customers and job seekers to refrain from doing business with us.

If we fail to attract or retain key officers, management and technical personnel, our ability to successfully execute our business strategy or to continue to provide services and technical support to our customers could be adversely affected and we may not be successful in attracting new customers. We believe that attracting, training, retaining and motivating technical and managerial personnel, including individuals with significant levels of infrastructure systems and application expertise, is a critical component of the future success of our business. Qualified technical personnel are likely to remain a limited resource for the foreseeable future and competition for these personnel is intense. The departure of any of our executive officers, particularly Arthur P. Becker, our Chief Executive Officer and President, or core members of our sales and marketing teams or technical service personnel, would have negative ramifications on our customer relations and operations. The departure of our executive officers could adversely affect the stability of our infrastructure and our ability to provide the guaranteed service levels our customers expect. Any officer or employee can terminate his or her relationship with us at any time. In addition, we do not carry life insurance on any of our personnel. Over the past three years, we have had reductions-in-force and departures of several members of senior management due to redundancies and restructurings resulting from the consolidation of our acquired companies. In the event of future reductions or departures of employees, our ability to successfully execute our business strategy, or to continue to provide services to our customers or attract new customers, could be adversely affected.

The unpredictability of our quarterly results may cause the trading price of our common stock to fluctuate or decline. Our quarterly operating results have previously varied, and may continue to vary significantly from quarter-to-quarter and period-to-period as a result of a number of factors, many of which are outside of our control and any one of which may cause our stock price to fluctuate. The primary factors that may affect our operating results include the following:

- a reduction of market demand and/or acceptance of our services;
- our ability to develop, market and introduce new services on a timely basis;
- the length of the sales cycle for our services;
- the timing and size of sales of our services, which depends on the budgets of our customers;
- downward price adjustments by our competitors;
- changes in the mix of services provided by our competitors;
- technical difficulties or system downtime affecting the Internet or our hosting operations;
- our ability to meet any increased technological demands of our customers; and
- the amount and timing of costs related to our marketing efforts and service introductions.

Due to the above factors, we believe that quarter-to-quarter or period-to-period comparisons of our operating results may not be a good indicator of our future performance. Our operating results for any particular quarter may fall short of our expectations or those of stockholders or securities analysts. In this event, the trading price of our common stock would likely fall.

If we are unsuccessful in pending and potential litigation matters, our financial condition may be adversely affected. We are currently involved in various pending and potential legal proceedings, including a class action lawsuit related to our initial public offering and a class action lawsuit related to an outage experienced by certain acquired customers of Alabanza. If we are ultimately unsuccessful in any of these matters, we could be required to pay substantial amounts of cash to the other parties. The amount and timing of any of these payments could adversely affect our financial condition.

If the markets for outsourced information technology infrastructure and applications, Internet commerce and communication decline, there may be insufficient demand for our services and, as a result, our business strategy and objectives may fail. The increased use of the Internet for retrieving, sharing and transferring information among businesses and consumers is developing, and the market for the purchase of products and services over the Internet is still relatively new and emerging. Our industry has experienced periods of rapid growth, followed by a sharp decline in demand for products and services, which led to the failure in the last few years of many companies focused on developing Internet-related businesses. If acceptance and growth of the Internet as a medium for commerce and communication declines, our business strategy and objectives may fail because there may not be sufficient market demand for our managed IT services.

If we do not respond to rapid changes in the technology sector, we will lose customers. The markets for the technology-related services we offer are characterized by rapidly changing technology, evolving industry standards, frequent new service introductions, shifting distribution channels and changing customer demands. We may not be able to adequately adapt our services or to acquire new services that can compete successfully. In addition, we may not be able to establish and maintain effective distribution channels. We risk losing customers to our competitors if we are unable to adapt to this rapidly evolving marketplace.

The market in which we operate is highly competitive and is likely to consolidate, and we may lack the financial and other resources, expertise or capability necessary to capture increased market share or maintain our market share. We compete in the managed IT services market. This market is rapidly evolving, highly competitive and likely to be characterized by over-capacity and industry consolidation. Our competitors may consolidate with one another or acquire software application vendors or technology providers, enabling them to more effectively compete with us. Many participants in this market have suffered significantly in the last several years. We believe that participants in this market must grow rapidly and achieve a significant presence to compete effectively. This consolidation could affect prices and other competitive factors in ways that would impede our ability to compete successfully in the managed IT services market.

Further, our business is not as developed as that of many of our competitors. Many of our competitors have substantially greater financial, technical and market resources, greater name recognition and more established relationships in the industry. Many of our competitors may be able to:

- develop and expand their network infrastructure and service offerings more rapidly;
- adapt to new or emerging technologies and changes in customer requirements more quickly;
- take advantage of acquisitions and other opportunities more readily; or
- devote greater resources to the marketing and sale of their services and adopt more aggressive pricing policies than we can.

We may lack the financial and other resources, expertise or capability necessary to maintain or capture increased market share in this environment in the future. Because of these competitive factors and due to our comparatively small size and our lack of financial resources, we may be unable to successfully compete in the managed IT services market.

Difficulties presented by international economic, political, legal, accounting and business factors could harm our business in international markets. We currently operate two data centers in the United Kingdom. Revenue from our foreign operations accounted for approximately 7.6% of our total revenue during the fiscal year ended July 31, 2008. In fiscal year 2006, we expanded our operations to India, which has broadened our customer service support. Although we expect to focus most of our growth efforts in the United States, we may enter into joint ventures or outsourcing agreements with third parties, acquire complementary businesses or operations, or establish and maintain new operations outside of the United States. Some risks inherent in conducting business internationally include:

- unexpected changes in regulatory, tax and political environments;
- longer payment cycles and problems collecting accounts receivable;
- geopolitical risks such as political and economic instability and the possibility of hostilities among countries or terrorism;

- reduced protection of intellectual property rights;
- fluctuations in currency exchange rates or imposition of restrictive currency controls;
- our ability to secure and maintain the necessary physical and telecommunications infrastructure;
- challenges in staffing and managing foreign operations;
- employment laws and practices in foreign countries;
- laws and regulations on content distributed over the Internet that are more restrictive than those currently in place in the United States; and
- significant changes in immigration policies or difficulties in obtaining required immigration approvals.

Any one or more of these factors could adversely affect our international operations and consequently, our business.

We may become subject to burdensome government regulation and legal uncertainties that could substantially harm our business or expose us to unanticipated liabilities. It is likely that laws and regulations directly applicable to the Internet or to hosting and managed application service providers may be adopted. These laws may cover a variety of issues, including user privacy and the pricing, characteristics and quality of products and services. The adoption or modification of laws or regulations relating to commerce over the Internet could substantially impair the growth of our business or expose us to unanticipated liabilities. Moreover, the applicability of existing laws to the Internet and hosting and managed application service providers is uncertain. These existing laws could expose us to substantial liability if they are found to be applicable to our business. For example, we provide services over the Internet in many states in the United States and elsewhere and facilitate the activities of our customers in these jurisdictions. As a result, we may be required to qualify to do business, be subject to taxation or be subject to other laws and regulations in these jurisdictions, even if we do not have a physical presence, employees or property in those states.

The price of our common stock has been volatile, and may continue to experience wide fluctuations. Since January 2007, our common stock has closed as low as $0.38 per share and as high as $11.09 per share. The trading price of our common stock has been and may continue to be subject to wide fluctuations due to the risk factors discussed in this section and elsewhere in this report. Fluctuations in the market price of our common stock may cause an investor in our common stock to lose some or all of his investment.

Our common stock may be delisted from the Nasdaq Stock Market. Nasdaq's continued listing standards for our common stock require, among other things, that (i) we maintain a closing bid price for our common stock of at least $1.00, and (ii) we maintain: (A) stockholders' equity of $2.5 million; (B) market value of listed securities of $35 million; or (C) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. Our common stock recently has closed with a bid price of less than $1.00. In addition, we do not satisfy the stockholders' equity, market value of listed securities or net income requirements. Failure to satisfy the Nasdaq continued listing standards could lead to a delisting of our common stock from Nasdaq. However, on October 16, 2008, Nasdaq announced that it had temporarily suspended its minimum bid price and market value of public float requirements for continued listing through January 16, 2009. Nasdaq adopted this measure to help companies remain listed in view of the extraordinary market conditions following the recent turmoil in the global economy and stock markets. Under the temporary relief provided by the new rules, companies will not be cited for bid price or market value of public float deficiencies. Nevertheless, NaviSite's failure to satisfy other continued listing requirements could lead to the receipt of a deficiency notice from Nasdaq and ultimately to a delisting from trading of our common stock. If our common stock were delisted from Nasdaq, among other things, this could result in a number of negative implications, including reduced liquidity in our common stock as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws as well as the potential loss of confidence by suppliers, customers and employees, the loss of analyst coverage and institutional investor interest, fewer business development opportunities, greater difficulty in obtaining financing and breaches of certain contractual obligations.

Anti-takeover provisions in our corporate documents may discourage or prevent a takeover. Provisions in our certificate of incorporation and our by-laws may have the effect of delaying or preventing an acquisition or merger in which we are acquired or a transaction that changes our Board of Directors. These provisions:

- authorize the board to issue preferred stock without stockholder approval;
- prohibit cumulative voting in the election of directors;
- limit the persons who may call special meetings of stockholders; and
- establish advance notice requirements for nominations for the election of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Facilities

Our executive offices are located at 400 Minuteman Road, Andover, Massachusetts. We lease offices and data centers in various cities across the United States and have an office and data centers in the United Kingdom and an office in India. The table below sets forth a list of our leased offices and data centers:

Location	Type	Square Footage Leased (Approximate)	Lease Expiration
San Jose, CA (1)	Data Center and Office	66,350	November 2016
Los Angeles, CA	Data Center	34,711	February 2009
San Francisco, CA	Data Center	20,576	January 2010
Santa Clara, CA	Data Center	3,655	August 2009
Atlanta, GA	Office	4,598	June 2009
Chicago, IL (1)	Office	4,453	June 2009
Chicago, IL	Data Center	6,800	November 2010
Chicago, IL	Office	2,121	April 2012
Oak Brook, IL	Data Center	16,780	September 2019
Andover, MA	Office	25,817	January 2018
Andover, MA	Data Center and Office	86,931	January 2018
Minneapolis, MN (1)	Data Center and Office	54,474	June 2010
Syracuse, NY	Data Center	21,374	November 2015
Syracuse, NY (1)	Office	5,016	May 2009
New York, NY	Office	1,500	August 2013
New York, NY	Data Center	33,286	May 2018
Las Vegas, NV (2)	Data Center	28,560	February 2010
Dallas, TX	Data Center	27,370	March 2020
Houston, TX (1)	Data Center and Office	29,545	November 2008
Herndon, VA (1)(3)	Office	5,515	June 2011
Vienna, VA (3)	Data Center and Office	23,715	December 2009
Gurgaon, Haryana, India	Office	12,706	Month-to-Month
Watford, England	Data Center	10,008	February 2018
London, England	Data Center	4,017	March 2010

(1) We have idle office space at this facility from which we derive no economic benefit.

(2) We have entered into a sublease with a third party for this facility; however we retain the use of approximately 2,000 square feet.

(3) We have a subtenant for a portion of this space.

We believe that these offices and data centers are adequate to meet our foreseeable requirements and that suitable additional or substitute space will be available on commercially reasonable terms, if needed.

Item 3. ***Legal Proceedings***

IPO Securities Litigation

In 2001, lawsuits naming more than 300 issuers and over 50 investment banks were filed in the United States District Court for the Southern District of New York and assigned to the Honorable Shira A. Scheindlin (the "Court") for all pretrial purposes (the "IPO Securities Litigation"). Between June 13, 2001 and July 10, 2001 five purported class action lawsuits seeking monetary damages were filed against us, Joel B. Rosen, our then chief executive officer, Kenneth W. Hale, our then chief financial officer, Robert E. Eisenberg, our then president, and the underwriters of our initial public offering of October 22, 1999. On September 6, 2001, the Court consolidated the five similar cases and a consolidated, amended complaint was filed on April 19, 2002 (the "Class Action Litigation") against us and Messrs. Rosen, Hale and Eisenberg (collectively, the "NaviSite Defendants") and against underwriter defendants Robertson Stephens (as successor-in-interest to BancBoston), BancBoston, J.P. Morgan (as successor-in-interest to Hambrecht & Quist), Hambrecht & Quist and First Albany. The plaintiffs uniformly alleged that all defendants, including the NaviSite Defendants, violated Sections 11 and 15 of the Securities Act of 1933, Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 by issuing and selling our common stock in the offering, without disclosing to investors that some of the underwriters, including the lead underwriters, allegedly had solicited and received undisclosed agreements from certain investors to purchase aftermarket shares at pre-arranged, escalating prices and also to receive additional commissions and/or other compensation from those investors. The Class Action Litigation seeks certification of a plaintiff class consisting of all persons who acquired shares of our common stock between October 22, 1999 and December 6, 2000. The claims against Messrs. Rosen, Hale and Eisenberg were dismissed without prejudice on November 18, 2002, in return for their agreement to toll any statute of limitations applicable to those claims. At this time, plaintiffs have not specified the amount of damages they are seeking in the Class Action Litigation. On October 13, 2004, the Court certified a class in a sub-group of cases (the "Focus Cases") in the IPO Securities Litigation, which was vacated on December 5, 2006 by the United States Court of Appeals for the Second Circuit (the "Second Circuit"). The Class Action Litigation is not one of the Focus Cases. Plaintiffs-appellees' January 5, 2007 petition with the Second Circuit for rehearing and rehearing en banc was denied by the Second Circuit on April 6, 2007. Plaintiffs renewed their certification motion in the Focus Cases on September 27, 2007 as to redefined classes pursuant to Fed. R. Civ. P. 23(b)(3) and 23(c)(4). On October 3, 2008, after briefing, in connection with the renewed class certification proceedings was completed, plaintiffs withdrew without prejudice the renewed certification motion in the Focus Cases. On October 10, 2008, the Court confirmed plaintiffs' request and directed the clerk to close the renewed certification motion. Additionally, on August 14, 2007, plaintiffs filed amended class action complaints in the Focus Cases, along with an accompanying set of Amended Master Allegations (collectively, the "Amended Complaints"). Plaintiffs therein (i) revise their allegations with respect to (1) the issue of investor knowledge of the alleged undisclosed agreements with the underwriter defendants and (2) the issue of loss causation; (ii) include new pleadings concerning alleged governmental investigations of certain underwriters; and (iii) add additional plaintiffs to certain of the Amended Complaints. On March 26, 2008, the Court entered an order granting in part and denying in part the motions to dismiss filed by the defendants named in the Focus Cases. Specifically, the Court dismissed the Section 11 claims brought by plaintiffs (1) who lacked recoverable Section 11 damages and (2) whose claims were time barred, but otherwise denied the motions as to the other claims alleged in the Amended Complaints.

On October 12, 2007, a purported shareholder of the Company filed a complaint for violation of Section 16(b) of the Securities Exchange Act of 1934, which prohibits short-swing trading, against two of the underwriters of the public offering at issue in the Class Action Litigation. The complaint is pending in the United States District Court for the Western District of Washington and is captioned Vanessa Simmonds v. Bank of America Corp., et al. An amended complaint was filed on February 28, 2008. Plaintiff seeks the recovery of short-swing profits from the underwriters on behalf of the Company, which is named only as a nominal defendant and from whom no recovery is sought. Similar complaints have been filed against the underwriters of the public offerings of approximately 55 other issuers also involved in the IPO Securities Litigation. A joint status conference was held on April 28, 2008, at which the Court stayed discovery and ordered the parties to file motions to dismiss by July 25, 2008. On July 25, 2008, the Company joined 29 other nominal defendant issuers and filed Issuer Defendants' Joint Motion to Dismiss the Amended Complaint. On the same date, the Underwriter Defendants also filed a Joint Motion to Dismiss. On September 8, 2008, plaintiff filed her oppositions to the motions. The replies in support of the motions to dismiss were filed on October 23, 2008.

We believe that the allegations against us are without merit and we intend to vigorously defend against the plaintiffs' claims. Due to the inherent uncertainty of litigation, we are not able to predict the possible outcome of the suits and their ultimate effect, if any, on our business, financial condition, results of operations or cash flows.

Other litigation

In October 2007, the Company, pursuant to its integration plans, closed the former Alabanza data center in Baltimore, Maryland and moved all equipment to the Company's data center in Andover, Massachusetts (the "Data Migration"). In connection with the Data Migration, the Company encountered unforeseen circumstances which led to extended down-time for certain of its customers.

On November 14, 2007, Pam Kagan Marketing, Inc., d/b/a Earthplaza, filed a complaint in the United States District Court for the District of Maryland (the "Court") against the Company and Alabanza Corporation seeking a class status for the customers who experienced web hosting service interruptions as a result of the Data Migration (the "November Class Action Litigation"). The total damages claimed approximate $5.0 million. On January 4, 2008, Palmatec, LLC, NYC Merchandise amd Taglogic RFID, Ltd. filed a complaint in the Maryland State Court, Circuit Court for Baltimore against the Company seeking a class status for the direct customers (the "Direct Subclass") and the entities that purchased hosting services from those direct customers (the "Non-Privity Subclass") (the "January Class Action Litigation"). The total damages claimed approximate $10.0 million. The January Class Action Litigation was removed to the Court by the Company. On May 11, 2008, the Court issued an order consolidating the two cases. On August 5, 2008, the plaintiffs in the January Class Action Litigation voluntarily withdrew their case, without prejudice, because of the inadequacy of their class representative. The claims of the Direct Subclass continue to be litigated in the November Class Action Litigation. The Company believes that the potential plaintiffs in the combined class action may be denied class status and further, that the plaintiffs' claims are without merit. The Company plans to defend itself vigorously; however, at this time, due to the inherent uncertainty of litigation, we are not able to predict the possible outcome of the suit and its ultimate effect, if any, on our business, financial condition, results of operations or cash flows.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Price Range of Common Stock

Our common stock is currently traded on the NASDAQ Capital Market under the symbol "NAVI." As of October 24, 2008, there were 209 holders of record of our common stock. Because brokers and other institutions on behalf of stockholders hold many of such shares, we are unable to estimate the total number of stockholders represented by these record holders. The following table sets forth for the periods indicated the high and low sales prices for our common stock as reported on the NASDAQ Capital Market.

	High	Low
Fiscal Year Ended July 31, 2008		
May 1, 2008 through July 31, 2008	$ 4.95	$3.08
February 1, 2008 through April 30, 2008	$ 4.75	$2.05
November 1, 2007 through January 31, 2008	$11.29	$3.53
August 1, 2007 through October 31, 2007	$11.24	$6.18
Fiscal Year Ended July 31, 2007		
May 1, 2007 through July 31, 2007	$ 9.36	$6.06
February 1, 2007 through April 30, 2007	$ 7.08	$5.25
November 1, 2006 through January 31, 2007	$ 7.22	$3.44
August 1, 2006 through October 31, 2006	$ 4.30	$3.33

We believe that a number of factors may cause the market price of our common stock to fluctuate significantly. See "Item 1A. Risk Factors."

We have never paid cash dividends on our common stock. We currently anticipate retaining all available earnings, if any, to finance internal growth and product and service development. Payment of dividends in the future will depend upon our earnings, financial condition, anticipated cash needs and such other factors as the directors may consider or deem appropriate at the time. In addition, the terms of our credit agreement with a syndicated group of lenders restrict the payment of cash dividends on our common stock. Additionally, on September 12, 2007, we issued 3,125,000 shares of Preferred Stock and additional shares of the Preferred Stock have been and will be issued as in-kind dividends that accrue on the outstanding Preferred Stock. The holders of the Preferred Stock are entitled to receive dividends prior and in preference to any declaration or payment of any dividend to a common stockholder.

We did not repurchase any shares of common stock during fiscal year 2008.

Information regarding our equity compensation plans and the securities authorized for issuance thereunder is set forth in Item 12 below.

On September 12, 2007, the Company acquired the outstanding capital stock of netASPx, Inc. for total consideration of $40.8 million. The consideration consisted of $15.5 million in cash, subject to adjustment based on netASPx's cash at the closing date, and the issuance of 3,125,000 shares of the Preferred Stock with a fair value of $24.9 million at the time of issuance. The Preferred Stock accrues payment-in-kind ("PIK") dividends at 8% per annum, payable quarterly, increasing to 10% per annum in September 2008 and 12% per annum in March 2009.

Pursuant to the obligation described above, on September 15, 2008, the Company issued a PIK dividend of an aggregate of 66,397.75 shares of the Preferred Stock to its holders of Preferred Stock.

The shares issued as described in this Item 5 were not registered under the Securities Act of 1933, as amended (the "Securities Act"). The Company relied on the exemption from registration provided by Section 4(2) of the Securities Act as an issuance by the Company not involving a public offering. No underwriters were involved in the issuance of the Preferred Stock.

Item 6. *Selected Financial Data*

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this annual report on Form 10-K. Historical results are not necessarily indicative of results of any future period.

	Year Ended July 31,				
	2008	2007	2006	2005	2004
	(In thousands, except per share data)				
Revenue, net	$154,194	$125,860	$108,844	$109,731	$ 91,126
Revenue, related parties	372	322	243	132	46
Total revenue	154,566	126,182	109,087	109,863	91,172
Cost of revenue	106,897	85,196	75,064	80,227	68,379
Impairment, restructuring and other	—	—	—	383	917
Total cost of revenue	106,897	85,196	75,064	80,610	69,296
Gross profit	47,669	40,986	34,023	29,253	21,876
Operating expenses:					
Selling and marketing	19,909	16,924	14,756	12,993	10,642
General and administrative	22,773	22,043	21,787	23,600	24,714
Impairment, restructuring and other	—	(231)	1,373	2,662	5,286
Total operating expenses	42,682	38,736	37,916	39,255	40,642
Income (loss) from operations	4,987	2,250	(3,893)	(10,002)	(18,766)
Other income (expense):					
Interest income	264	337	283	61	126
Interest expense	(12,033)	(12,476)	(9,585)	(7,590)	(3,181)
Loss on debt extinguishment	(1,651)	(15,712)	—	—	—
Other income (expense), net	2,295	864	437	2,785	468
Loss before income tax expense	(6,138)	(24,737)	(12,758)	(14,746)	(21,355)
Income tax expense	(1,834)	(1,173)	(1,173)	(1,338)	(1)
Net loss from continuing operations	(7,972)	(25,910)	(13,931)	(16,084)	(21,354)
Loss from discontinued operations net of income taxes	(712)	—	—	—	—
Net loss	(8,684)	(25,910)	(13,931)	(16,084)	(21,354)
Accretion of preferred stock dividends	(2,656)	—	—	—	—
Net loss attributable to common shareholders	$(11,340)	$(25,910)	$(13,931)	$(16,084)	$(21,354)
Basic and diluted net loss per common share					
Loss from continuing operations before discontinued operations attributable to common stockholders	$ (0.31)	$ (0.85)	$ (0.49)	$ (0.57)	$ (0.85)
Loss from discontinued operations, net of income taxes	(0.02)	—	—	—	—
Net loss attributable to common stockholders	$ (0.33)	$ (0.85)	$ (0.49)	$ (0.57)	$ (0.85)
Basic and diluted weighted average number of common shares outstanding	34,731	30,512	28,601	28,202	25,160
BALANCE SHEET DATA:					
Working capital (deficit)	$ 1,658	$ 10,611	$ (9,072)	$(77,560)	$(36,711)
Total assets	$175,713	$116,244	$102,409	$101,177	$123,864
Long-term obligations	$133,158	$ 97,072	$ 70,817	$ 5,515	$ 50,224
Stockholders' equity (deficit)	$(18,772)	$(13,864)	$ (1,976)	$ (2,672)	$ 11,082

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, that involve risks and uncertainties. All statements other than statements of historical information provided herein are forward-looking statements and may contain information about financial results, economic conditions, trends and known uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of a number of factors, which include those discussed in this section and elsewhere in this report under Item 1A. "Risk Factors" and the risks discussed in our other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief or expectation only as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Overview

We provide our services to customers typically pursuant to agreements with a term of one to five years with monthly payment installments. As a result, these agreements provide us with a base of recurring revenue. Our revenue increases by adding new customers or selling additional services to existing customers. Our overall base of recurring revenue is affected by new customers, renewals or terminations of agreements with existing customers.

A large portion of the costs to operate our data centers, such as rent, product development and general and administrative expenses, does not depend strictly on the number of customers or the amount of services we provide. As we add new customers or new services to existing customers, we generally incur limited incremental costs relating to telecommunications, utilities, hardware and software costs and payroll expenses. We have substantial capacity to add customers to our data centers. Our relatively fixed cost base, sufficient capacity for expansion and limited incremental variable costs provide us with the opportunity to grow profitably. However, these same fixed costs present us with the risk that we may incur losses if we are unable to generate sufficient revenue.

In recent years, we have grown through acquisitions of new businesses and have restructured our historical operations. Specifically, in December 2002, we acquired ClearBlue Technologies Management, Inc. (a wholly-owned subsidiary of our majority stockholder at the time of the acquisition and therefore was accounted for as a common control merger) ("CBTM"), adding application management and development capabilities to our managed application services. In February 2003, we acquired Avasta, Inc. ("Avasta"), adding capabilities to our managed application services. In April 2003, we acquired Conxion Corporation ("Conxion"), providing key services to our managed application services and managed infrastructure services. In May 2003, we acquired assets of Interliant, Inc., forming the core of our managed messaging services. In August 2003 and April 2004, we acquired assets of CBT (which was our majority stockholder at that time and therefore was accounted for as a common control merger) related to co-location, bandwidth, security and disaster recovery services, enhancing our managed infrastructure services. In June 2004, we acquired substantially all of the assets and liabilities of Surebridge, Inc. ("Surebridge"), adding significant capabilities to our managed application and professional services businesses. Prior to September 2002, substantially all of our services were managed application services. We have added managed infrastructure and managed messaging services and increased managed applications and professional services since that time. This transformation in our business will result in our recent results being more relevant to an understanding of our business than our historical results. We also expect to make additional acquisitions to take advantage of our available capacity, which will have significant effects on our future financial condition and results of operations.

Our acquisitions of CBTM and the assets and certain liabilities of CBT were accounted for in a manner similar to a pooling-of-interest due to common control ownership. The assets and the liabilities of CBT, CBTM and NaviSite were combined at their historical amounts beginning on September 11, 2002, the date on which CBT obtained a majority ownership of NaviSite. Our acquisitions of Avasta and Conxion, selected assets of Interliant, Inc. and our acquisition of substantially all of the assets and liabilities of Surebridge, Inc. were accounted for using the purchase method of accounting and as such, the results of operations and cash flows relating to these acquisitions were included in our Consolidated Statements of Operations and Consolidated Statements of Cash Flows from their respective dates of acquisition of February 5, 2003, April 2, 2003, May 16, 2003 and June 10, 2004.

During the first quarter of fiscal year 2008, the Company completed four acquisitions. In August 2007 we acquired the outstanding capital stock of Jupiter Hosting, Inc. ("Jupiter"), a privately held company based in Santa Clara, CA that provides managed hosting services and acquired the assets and assumed certain liabilities of Alabanza, LLC and Hosting Ventures, LLC (collectively "Alabanza"). Alabanza was a provider of dedicated and shared managed hosting services. In September 2007 the Company acquired the outstanding capital stock of netASPx, Inc. ("netASPx"), an application management service provider and in October 2007 we acquired the assets of iCommerce, Inc., a reseller of dedicated hosting services. All of the acquisitions during fiscal year 2008 were accounted for using the purchase method of accounting and as such, the results of operations and cash flow related to these acquisitions were included in the Consolidated Statement of Operations and Consolidated Statement of Cash Flows from their respective dates of acquisition.

Results of Operations for the Three Years Ended July 31, 2008, 2007 and 2006

The following table sets forth the percentage relationships of certain items from our Consolidated Statements of Operations as a percentage of total revenue for the periods indicated.

	Year Ended July 31,		
	2008	2007	2006
Revenue, net	99.8%	99.7%	99.8%
Revenue, related parties	0.2%	0.3%	0.2%
Total revenue	100.0%	100.0%	100.0%
Total Cost of revenue	69.2%	67.5%	68.8%
Gross profit	30.8%	32.5%	31.2%
Operating expenses:			
Selling and marketing	12.9%	13.4%	13.5%
General and administrative	14.7%	17.5%	20.0%
Impairment, restructuring and other	—%	(0.2)%	1.3%
Total operating expenses	27.6%	30.7%	34.8%
Income (loss) from operations	3.2%	1.8%	(3.6)%
Other income (expense):			
Interest income	0.2%	0.3%	0.3%
Interest expense	(7.8)%	(9.9)%	(8.8)%
Loss on debt extinguishment	(1.1)%	(12.5)%	—%
Other income (expense), net	1.5%	0.7%	0.4%
Loss from continuing operations before income taxes and discontinued operations	(4.0)%	(19.6)%	(11.7)%
Income taxes	(1.2)%	(0.9)%	(1.1)%
Loss from continuing operations before discontinued operations	(5.2)%	(20.5)%	(12.8)%
Discontinued operation, net of income taxes	(0.4)%	—	—
Net loss	(5.6)%	(20.5)%	(12.8)%
Accretion of preferred stock dividends	(1.7)%	—%	—%
Net loss attributable to common shareholders	(7.3)%	(20.5)%	(12.8)%

Comparison of the Years 2008, 2007 and 2006

Revenue

We derive our revenue from managed IT services, including hosting, co-location and application services comprised of a variety of service offerings and professional services, to mid-market companies and organizations, including mid-sized companies, divisions of large multi-national companies and government agencies.

Total revenue for the fiscal year ended July 31, 2008 increased 22.5% to approximately $154.6 million from approximately $126.2 million for the fiscal year ended July 31, 2007. The overall growth of approximately $28.4 million in revenue was mainly due to the addition of revenue from the companies acquired in August, September and October of 2007. Revenue from related parties increased 16% during the year ended July 31, 2008 to approximately $372,000 from approximately $322,000 during the year ended July 31, 2007.

Total revenue for the fiscal year ended July 31, 2007 increased 15.7% to approximately $126.2 million from approximately $109.1 million for the fiscal year ended July 31, 2006. The increase in revenue is primarily related to overall growth of our business. Specifically, we experienced continued growth in our hosting business derived from increased revenue from managed application services, application management and co-location services along with increased revenue from professional services. Revenue from related parties increased 33% during the year ended July 31, 2007 to approximately $322,000 from approximately $243,000 during the year ended July 31, 2006.

One unrelated customer accounted for 8% and 9% of our total revenue in fiscal years 2007 and 2006, respectively. No customer accounted for more than 5% of total revenues in fiscal year 2008.

Cost of Revenue and Gross Profit

Cost of revenue consists primarily of salaries and benefits for operations personnel, bandwidth fees and related internet connectivity charges, equipment costs and related depreciation and costs to run our data centers, such as rent and utilities.

Total cost of revenue of $106.9 million for the fiscal year ended July 31, 2008 increased approximately $21.7 million, or 25.5% from the cost of revenue of approximately $85.2 million for the fiscal year ended July 31, 2007. As a percentage of revenue, total cost of revenue for the fiscal year ended July 31, 2008 increased to 69.2% from 67.5% for the fiscal year ended July 31, 2007. The overall increase of approximately $21.7 million was primarily due to higher costs necessary to support the increase in revenues of $28.4 million. Incremental costs of revenue consisted of higher salaries and related costs (including stock based compensation and travel expenses) of approximately $7.8 million, increased intangible asset amortization expense of approximately $3.8 million resulting from the acquisitions of Alabanza, Jupiter, netASPx and iCommerce, Inc. during fiscal year 2008, increased depreciation expense of approximately $3.9 million, increased facility related expenses including rent and utilities of approximately $4.1 million, increased telecommunication related expenses of approximately $2.1 million and increased third party hardware and software pass-through charges and hardware and software maintenance and licensing costs of approximately $1.3 million and a one time datacenter migration charge of $0.4 million. These incremental expenses were partially offset by lower costs of outside consultants and billable expenses related to professional services revenue delivery of approximately $1.7 million during the period.

Total cost of revenue increased approximately 13.5% to approximately $85.2 million during the fiscal year ended July 31, 2007 from approximately $75.1 million for the fiscal year ended July 31, 2006. As a percentage of total revenue, total cost of revenue decreased from 68.8% of revenue in fiscal year 2006 to 67.5% of revenue in fiscal year 2007. The increase in total cost of revenue of approximately $10.1 million resulted primarily from $6.6 million of increased costs necessary to support the growth in professional services revenue and increased equipment and operating costs totaling approximately $3.7 million necessary to support the growth experienced in our hosting business, increased stock compensation expense of $0.3 million, all offset by lower amortization costs related to intangible assets of $0.9 million.

Gross profit of $47.7 million for the fiscal year ended July 31, 2008 increased approximately $6.7 million, or 16.3%, from a gross profit of approximately $41.0 million for the fiscal year ended July 31, 2007. Gross profit for the fiscal year ended July 31, 2008 represented 30.8% of total revenue, as compared to 32.5% of total revenue for the fiscal year ended July 31, 2007. Gross profit percentage was negatively impacted during fiscal year 2008 as compared to fiscal 2007 mainly due higher intangible amortization costs and higher levels of professional services business which carries overall lower gross profit.

Gross profit of $41.0 million for the fiscal year ended July 31, 2007 increased approximately $7.0 million, or 21%, from a gross profit of approximately $34.0 million for the fiscal year ended July 31, 2006. Gross profit for the fiscal year ended July 31, 2007 represented 32.5% of total revenue, as compared to 31.2% of total revenue for the fiscal year ended July 31, 2006. The improvement in gross profit as a percentage of total revenue was primarily attributable to our continued focus on cost containment and increased reliance on our operations in India.

Operating Expenses

Selling and Marketing — Selling and marketing expense consists primarily of salaries and related benefits, commissions and marketing expenses such as advertising, product literature, trade show costs and marketing and direct mail programs.

Selling and marketing expense increased 17.8% to approximately $19.9 million, or 12.9% of total revenue for the fiscal year ended July 31, 2008 from approximately $16.9 million, or 13.4% of total revenue for the fiscal year ended July 31, 2007. The increase of approximately $3.0 million resulted primarily from increased salary and headcount related costs of $3.5 million (including stock based compensation) supporting the growth in total revenue during the fiscal year ended July 31, 2008, and increased lead referral fees of $0.3 million. These cost increases were partially offset by decreased commission related expenses of $0.5 million and decreased sales related marketing expenses of $0.3 million.

Selling and marketing expense increased 14.2% to approximately $16.9 million, or 13.4% of total revenue for the fiscal year ended July 31, 2007 from approximately $14.8 million, or 13.5% of total revenue for the fiscal year ended July 31, 2006. The increase of approximately $2.3 million resulted primarily from increased salary and related costs of $0.6 million (including stock based compensation) supporting the growth in total revenue during the fiscal year ended July 31, 2007, increased commission expenses and partner fees associated with higher bookings realized during the fiscal year ended July 31, 2007 of $1.0 million, and $0.3 million of increased spending on sales related marketing programs.

General and Administrative — General and administrative expense includes the costs of financial, human resources, IT and administrative personnel, professional services, bad debt and corporate overhead.

General and administrative expense increased 4% to approximately $22.8 million, for the fiscal year ended July 31, 2008 from approximately $22.0 million, for the fiscal year ended July 31, 2007. General and administrative expense decreased to 14.7% of total revenue for the fiscal year ended July 31, 2008 from 17.5% of total revenue for the fiscal year ended July 31, 2007. The total increased expenses of $0.8 million were attributable to an increase of $1.1 million in facilities related costs including rent and utilities, increased consulting and professional services of $1.0 million, increased bad debt expense of $0.5 million, and increased miscellaneous fees including non-income tax expenses and administrative service charges of $0.7 million. The increased expenses were offset by lower transaction related costs of $1.8 million, lower salary costs (including stock based compensation) of $0.4 million and a net decrease in depreciation and amortization of $0.3 million.

General and administrative expense increased 0.9% to approximately $22.0 million, for the fiscal year ended July 31, 2007 from approximately $21.8 million, for the fiscal year ended July 31, 2006. General and administrative expense decreased to 17.5% of total revenue for the fiscal year ended July 31, 2007 from 20.0% of total revenue for the fiscal year ended July 31, 2006. The increase of approximately $0.2 million is due to an increase of approximately $1.0 million in facilities related costs, and $1.1 million in amortization of transaction costs, offset by a decrease of $1.2 million of stock compensation expense, $0.3 million in professional fees and $0.4 million related to decreased miscellaneous costs and administrative service charges.

Operating Expenses — Impairment, Restructuring and Other

No impairment, restructuring, or other charges were recorded in fiscal year 2008.

The Company recorded a net impairment recovery of $0.2 million in fiscal 2007 primarily due to an impairment recovery of approximately $0.3 million related to revised assumptions due to securing a sublease of an impaired facility during the fiscal year ended July 31, 2007, offset by an approximate $0.1 million impairment charge related to the abandonment of additional space in our Syracuse, New York facility.

The Company recorded $1.4 million of net lease impairment charges during fiscal year 2006, resulting primarily from an adjustment to a lease modification for our impaired Chicago facility and revisions in assumptions associated with impaired facilities in Houston, Texas, Syracuse, New York, and San Jose, California partially offset by a $0.2 million impairment credit to operating expense, resulting from a settlement with the landlord of the Company's abandoned property in Lexington, Massachusetts.

Interest Income

Interest income decreased 21.7% to approximately $264,000, or 0.2% of total revenue, for the fiscal year ended July 31, 2008 from approximately $337,000, or 0.3% of total revenue, for the fiscal year ended July 31, 2007. The decrease of $73,000 is mainly due to lower levels of average cash balances during the year ended July 31, 2008 as compared to the fiscal year ended July 31, 2007, as a result of the Company's use of cash for acquisitions during fiscal year 2008.

Interest income increased 19.1% to approximately $337,000, or 0.3% of total revenue, for the fiscal year ended July 31, 2007 from approximately $283,000, or 0.3% of total revenue, for the fiscal year ended July 31, 2006. The increase of $54,000 is mainly due to an increase in the rate of interest on our security deposits, and a higher average cash balances during the year ended July 31, 2007 as compared to the fiscal year ended July 31, 2006.

Interest Expense

Interest expense decreased 4.0% to approximately $12.0 million, or 7.8% of total revenue, for the fiscal year ended July 31, 2008 from approximately $12.5 million, or 9.9% of total revenue, for the fiscal year ended July 31, 2007. The decrease of $0.5 million is primarily related to a lower rate of interest on our outstanding long-term debt during the fiscal year ended July 31, 2008. The average long-term debt balance during the fiscal year ended July 31, 2008 compared to the fiscal year ended July 31, 2007 was higher due to an increase in the term loan balance as a result of the debt refinancing in June 2007 and the acquisitions done in first quarter of fiscal year 2008.

Interest expense increased 30.2% to approximately $12.5 million, or 9.9% of total revenue, for the fiscal year ended July 31, 2007 from approximately $9.6 million, or 8.8% of total revenue, for the fiscal year ended July 31, 2006. The increase of $2.9 million is primarily related to an increased rate of interest on our outstanding long-term debt during the fiscal year ended July 31, 2007 and a higher average long-term debt balance during the fiscal year ended July 31, 2007 compared to the fiscal year ended July 31, 2006.

Loss on debt extinguishment

During the year ended July 31, 2008, the Company recorded a loss on debt extinguishment of $1.7 million in connection with the refinancing of its credit agreement completed in September 2007. The total amount of the loss on debt extinguishment consisted of the write-off of unamortized transaction fees and expenses related to the prior refinancing of the Company's long-term debt in June 2007.

During the year ended July 31, 2007, the Company recorded a loss on debt extinguishment of approximately $15.7 million in connection with the refinancing of the Company's long-term debt in June 2007. The loss on debt extinguishment consisted of an approximate $3.0 million pre-payment penalty due to Silver Point Finance LLC in connection with the refinancing of outstanding debt, approximately $8.6 million of unamortized value ascribed to warrants issued in connection with the outstanding debt, approximately $0.8 million related to the write-off of the unamortized debt discount (recorded in connection with the embedded derivative) related to the original debt and approximately $4.1 million of unamortized transaction fees and expenses.

Other Income (Expense), Net

Other income was approximately $2.3 million for the fiscal year ended July 31, 2008, as compared to other income of approximately $0.9 million for the fiscal year ended July 31, 2007. Other income consists of a $1.6 million gain attributed to the settlement of the AppliedTheory litigation coupled with $0.7 million for sub-lease rental income and other miscellaneous income.

Other income was approximately $0.9 million for the fiscal year ended July 31, 2007, as compared to other income of approximately $0.4 million for the fiscal year ended July 31, 2006. Other income consists of sub-lease rental income and other miscellaneous income.

Income Tax Expense

The Company recorded $1.8 million of deferred income tax expense for the fiscal year ended July 31, 2008, $0.7 million more that the amounts recorded for the years ended July 31, 2007 and July 31, 2006. No income tax benefit was recorded for the losses incurred due to a valuation allowance recognized against deferred tax assets. The deferred tax expense resulted from tax goodwill amortization related to the Surebridge asset acquisition in June 2004, the acquisition of certain AppliedTheory Corporation assets by CBTM prior to the pooling of interests in December 2002, the asset acquisition of Alabanza in September 2007, and the asset acquisition of iCommerce, Inc. in October 2007. Accordingly, the acquired goodwill and intangible assets for these acquisitions are amortizable for tax purposes over fifteen years. For financial statement purposes, goodwill is not amortized for any of these acquisitions but is tested for impairment annually. Tax amortization of goodwill results in a taxable temporary difference which will not reverse until the goodwill is impaired or written off. The resulting taxable temporary difference may not be offset by deductible temporary differences currently available, such as net operating loss carryforwards, which expire within a definite period.

Discontinued Operations

During the year ended July 31, 2008, the Company's loss from discontinued operations was $0.7 million. The discontinued operations relates to the Company's employment services operation called America's Job Exchange ("AJE"). During fiscal year 2008 the Company made the determination that AJE was not core to our business and is actively looking to dispose of this asset.

Liquidity and Capital Resources

As of July 31, 2008, our principal sources of liquidity included cash and cash equivalents of $3.3 million and a revolving credit facility of $10.0 million provided under our credit agreement ($5.0 million available at July 31, 2008) with a lending syndicate. Our current assets were substantially equal to our current liabilities at July 31, 2008, giving us a neutral working capital position including cash and cash equivalents of $3.3 million as compared to a working capital of $10.6 million, including cash and cash equivalents of $11.7 million, at July 31, 2007.

Cash and cash equivalents decreased approximately $8.4 million for the fiscal year ended July 31, 2008. The primary uses of cash for the fiscal year ended July 31, 2008 included $31.4 million used for acquisitions, net of cash acquired, $12.0 million for purchases of property, plant and equipment, $7.9 million of payments on notes payable and capital lease obligations, $6.0 million settlement of the AppliedTheory promissory notes, $1.5 million of payments for debt issuance costs and $0.6 million used for discontinued operations. Our primary sources of cash included approximately $6.6 million in cash provided by operations, $28.9 million in proceeds from borrowings on notes payable, $13.5 million related to the release of restricted cash and approximately $2.0 million in proceeds from the exercise of employee stock options and employee stock purchases. Net cash provided by operating activities of approximately $6.6 million for the fiscal year ended July 31, 2008 resulted from the funding of our net loss of $8.7 million, $13.5 million in net changes in operating assets and liabilities offset by a loss on debt extinguishment of $1.7 million, non-cash charges of $28.0 million and $1.6 million gain on settlement of the AppliedTheory litigation. At July 31, 2008, we had an accumulated deficit of $504.5 million.

During fiscal year 2008, the Company entered into a deposit agreement to secure additional data center space in the U.K., totaling $5.0 million (which is reflected as a $5.0 million use of cash and is included in the total use of cash related to net change in operating assets and liabilities of $13.5 million). Excluding the $5.0 million deposit, which was returned to the Company in September 2008, the Company generated $11.6 million in net cash flows from operating activities for the year ended July 31, 2008.

Our revolving credit facility with our lending group allows for maximum borrowing of $10.0 million and expires in June 2012. Outstanding amounts will bear interest at either the LIBOR rate plus 3.5% or the Base Rate, as defined in the credit agreement, plus the Federal Funds Effective Rate plus 0.5%, at the Company's option. Upon the attainment of a Consolidated Leverage Ratio, as defined in the credit agreement, of no greater than 3:1, the interest rate under the LIBOR option can decrease to LIBOR plus 3.0%. In June 2008 the credit agreement was modified to increase the applicable margin of the loan to either 5% for LIBOR or 4% for ABR loans and minimum LIBOR was fixed at 3.15%. Interest becomes due and is payable quarterly in arrears.

The Company believes that our existing cash and cash equivalents, cash flow from operations and existing amounts available under our credit facility will be sufficient to meet our anticipated cash needs for at least the next twelve months.

Contractual Obligations and Commercial Commitments

We are obligated under various capital and operating leases for facilities and equipment. Future minimum annual rental commitments under capital and operating leases and other commitments, as of July 31, 2008, are as follows:

Description	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
			(In thousands)		
Short/Long-term debt	$113,950	$ 6,100	$ 2,200	$105,650	$ —
Interest on debt (a)	43,144	9,051	17,685	16,408	—
Capital leases	30,840	5,917	7,032	5,571	12,320
Bandwidth commitments	4,178	2,321	1,857	—	—
Property leases (b)(c)(d)	83,946	12,578	19,442	17,983	33,943
Total	$276,058	$35,967	$48,216	$145,612	$46,263

(a) Interest on debt assumes LIBOR is fixed at 3.16%

(b) Amounts exclude certain common area maintenance and other property charges that are not included within the lease payment.

(c) On February 9, 2005, the Company entered into an Assignment and Assumption Agreement with a Las Vegas-based company, whereby this company purchased from us the right to use 29,000 square feet in our Las Vegas data center, along with the infrastructure and equipment associated with this space. In exchange, we received an initial payment of $600,000 and were to receive $55,682 per month over two years. On May 31, 2006, we received full payment of the remaining unpaid balance. This agreement shifts the responsibility for management of the data center and its employees, along with the maintenance of the facility's infrastructure, to this Las Vegas-based company. Pursuant to this agreement, we have subleased back 2,000 square feet of space, allowing us to continue servicing our existing customer base in this market. Commitments related to property leases include an amount related to the 2,000 square feet sublease.

(d) In July 2008, the Company entered into a lease agreement for approximately 11,000 square feet of data center space in the U.K. The Company has not yet accepted delivery of the data center and therefore the future committed property lease amounts are not reflected.

Off-Balance Sheet Financing Arrangements

We do not have any off-balance sheet financing arrangements other than operating leases, which are recorded in accordance with generally accepted accounting principles.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. As such, management is required to make certain estimates, judgments and assumptions that it believes are reasonable based on the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the periods presented. The significant accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include revenue recognition, allowance for doubtful accounts, impairment of long-lived assets, goodwill and other intangible assets, stock-based compensation, impairment costs and income taxes. Management reviews its estimates on a regular basis and makes adjustments based on historical experiences, current conditions and future expectations. The reviews are performed regularly and adjustments are made as required by current available information. We believe these estimates are reasonable, but actual results could differ from these estimates.

Revenue Recognition. The Company derives its revenue from monthly fees for web site and internet application management and hosting, co-location services and professional services. Reimbursable expenses charged to customers are included in revenue and cost of revenue. Revenue is recognized as services are performed in accordance with all applicable revenue recognition criteria.

Application management, hosting and co-location services are billed and recognized as revenue over the term of the contract, generally one to five years, based on actual customer usage. Installation fees associated with application management, hosting and co-location services are billed at the time the installation service is provided and recognized as revenue over the term of the related contract. Installation fees generally consist of fees charged to set-up a specific technological environment for a customer within a NaviSite data center. In instances where payment for a service is received in advance of performing those services, the related revenue is deferred until the period in which such services are performed.

Professional services revenue is recognized on a time and materials basis as the services are performed for time and materials type contracts or on a percentage of completion method for fixed price contracts. The Company estimates percentage of completion using the ratio of hours incurred on a contract to the projected hours expected to be incurred to complete the contract. Estimates to complete contracts are prepared by project managers and reviewed by management each month. When current contract estimates indicate that a loss is probable, a provision is made for the total anticipated loss in the current period. Contract losses are determined as the amount by which the estimated service costs of the contract exceed the estimated revenue that will be generated by the contract. Historically, our estimates have been consistent with actual results. Unbilled accounts receivable represent revenue for services performed that have not been billed. Billings in excess of revenue recognized are recorded as deferred revenue until the applicable revenue recognition criteria are met.

In accordance with Emerging Issues Task Force (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables", when more than one element such as professional services, installation and hosting services are contained in a single arrangement, the Company allocates revenue between the elements based on acceptable fair value allocation methodologies, provided that each element meets the criteria for treatment as a separate unit of accounting. An item is considered a separate unit of accounting if it has value to the customer on a stand alone basis and there is objective and reliable evidence of the fair value of the undelivered items. The fair value of the undelivered elements is determined by the price charged when the element is sold separately, or in cases when the item is not sold separately, by using other acceptable objective evidence. Management applies judgment to ensure appropriate application of EITF 00-21, including the determination of fair value for multiple deliverables, determination of whether undelivered elements are essential to the functionality of delivered elements, and timing of revenue recognition, among others. For those arrangements where the deliverables do not qualify as a separate unit of accounting, revenue from all deliverables are treated as one accounting unit and generally is recognized ratably over the term of the arrangement.

Existing customers are subject to initial and ongoing credit evaluations based on credit reviews performed by the Company and subsequent to beginning as a customer, payment history and other factors, including the customer's financial condition and general economic trends. If it is determined subsequent to our initial evaluation at any time during the arrangement that collectability is not reasonably assured, revenue is recognized as cash is received as collectability is not considered probable at the time the services are performed.

Allowance for Doubtful Accounts. We perform initial and periodic credit evaluations of our customers' financial conditions and generally do not require collateral or other security against trade receivables. We make estimates of the collectability of our accounts receivable and maintain an allowance for doubtful accounts for potential credit losses. We specifically analyze accounts receivable and consider historical bad debts, customer and industry concentrations, customer credit-worthiness (including the customer's financial performance, and their business history), current economic trends and changes in our customers' payment patterns when evaluating the adequacy of the allowance for doubtful accounts. We specifically reserve for 100% of the balance of customer accounts deemed uncollectible. For all other customer accounts, we reserve for 20% of the balance over 90 days old (based on invoice date) and 1% - 2% of all other customer balances. Changes in economic conditions or the financial viability of our customers may result in additional provisions for doubtful accounts in excess of our current estimate. Historically, the Company's estimates have been consistent with actual results. A 5% to 10% unfavorable change in our provision requirements would result in an approximate $0.04 million to $0.09 million decrease to income from continuing operations for the fiscal year ended July 31, 2008.

Impairment of Long-lived Assets and Goodwill and Other Intangible Assets. We review our long-lived assets, subject to amortization and depreciation, for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Long-lived and other intangible assets include customer lists, customer contract backlog, developed technology, vendor contracts, trademarks, non-compete agreements and property and equipment. Factors we consider important that could trigger an impairment review include:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy of our overall business;
- significant negative industry or economic trends;
- significant declines in our stock price for a sustained period; and
- our market capitalization relative to net book value.

Recoverability is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If the undiscounted cash flows expected to be generated by the use and disposal of the asset are less than its carrying value, and therefore, impaired, the impairment loss recognized would be measured by the amount by which the carrying value of the assets exceeds its fair value. Fair value is determined based on discounted cash flows or values determined by reference to third party valuation reports, depending on the nature of the asset. Assets to be disposed of are valued at the lower of the carrying amount or their fair value less disposal costs. Property and equipment is primarily comprised of leasehold improvements, computer and office equipment and software licenses.

We review the valuation of our goodwill in the fourth quarter of each fiscal year, or on an interim basis, if it is considered more likely than not that an impairment loss has been incurred. The Company's valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and to rely heavily on projections of future operating performance. The Company operates in highly competitive environments and projections of future operating results and cash flows may vary significantly from actual results. If our assumption used in preparing our estimates of the Company's reporting units projected performance for purposes of impairment testing differs materially from actual future results, the Company may record impairment changes in the future and our operating results may be adversely affected. The Company completed its annual impairment review of goodwill as of July 31, 2008 and concluded that goodwill was not impaired. No impairment indicators have arisen since that date to cause us to perform an impairment assessment since that date. At July 31, 2008 and 2007, the carrying value of goodwill and other intangible assets totaled $96.0 million and $50.9 million, respectively. Historically, our estimates have been consistent with actual results.

Impairment costs. The Company generally records impairments related to underutilized real estate leases. Generally, when it is determined that a facility will no longer be utilized and the facility will generate no future economic benefit, an impairment loss will be recorded in the period such determination is made. As of July 31, 2008, the Company's accrued lease impairment balance totaled approximately $1.3 million, all of which represents amounts that are committed under remaining contractual obligations. These contractual obligations principally represent future obligations under non-cancelable real estate leases. Impairment estimates relating to real estate leases involve consideration of a number of factors including: potential sublet rental rates, estimated vacancy period for the property, brokerage commissions and certain other costs. Estimates relating to potential sublet rates and expected vacancy periods are most likely to have a material impact on the Company's results of operations in the event that actual amounts differ significantly from estimates. These estimates involve judgment and uncertainties, and the settlement of these liabilities could differ materially from recorded amounts. As such, in the course of making such estimates, management often uses third party real estate professionals to assist management in its assessment of the marketplace for purposes of estimating sublet rates and vacancy periods. Historically, the Company's estimates have been consistent with actual results. A 10%-20% unfavorable settlement of our remaining liabilities for impaired facilities, as compared to our current estimates, would decrease our income from continuing operations for the fiscal year ended July 31, 2008 by approximately $0.13 million to $0.26 million.

Stock-Based Compensation Plans

On August 1, 2005, the first day of the Company's fiscal year 2006, the Company adopted the provisions of SFAS No. 123(R), "Share-Based Payment" which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors including employee stock options and employee stock purchases based on estimated fair values. In March 2005, the SEC issued SAB No. 107 relating to SFAS No. 123(R). The Company has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123(R).

SFAS No. 123(R) requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statement of operations. SFAS No. 123(R) supersedes the Company's previous accounting under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company measured options, granted prior to August 1, 2005, as compensation cost in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, were credited to equity.

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of August 1, 2005. In accordance with the modified prospective transition method, the Company's consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest during the period, reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma information required under SFAS No. 123 for the periods prior to August 1, 2005, the Company established estimates for forfeitures. Stock-based compensation expense recognized in the Company's consolidated statements of operations for the fiscal years ended July 31, 2008 and 2007 included compensation expense for stock-based payment awards granted prior to, but not yet vested as of July 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS No. 123 and compensation expense for the stock-based payment awards granted subsequent to July 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

In accordance with SFAS No. 123(R), the Company uses the Black-Scholes option-pricing model ("Black-Scholes model"). In utilizing the Black-Scholes model, the Company is required to make certain estimates in order to determine the grant-date fair value of equity awards. These estimates can be complex and subjective and include the expected volatility of the Company's common stock, our divided rate, a risk-free interest rate, the expected term of the equity award and the expected forfeiture rate of the equity award. Any changes in these assumptions may materially affect the estimated fair value of our recorded stock-based compensation.

Income Taxes. Income taxes are accounted for under the provisions of SFAS No. 109, "Accounting for Income Taxes," using the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. SFAS No. 109 also requires that the deferred tax assets be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. This methodology is subjective and requires significant estimates and judgments in the determination of the recoverability of deferred tax assets and in the calculation of certain tax liabilities. At July 31, 2008 and 2007, respectively, a valuation allowance has been recorded against the gross deferred tax asset since management believes that after considering all the available objective evidence, both positive and negative, historical and prospective, with greater weight given to historical evidence, it is more likely than not that these assets will not be realized. In each reporting period, we evaluate the adequacy of our valuation allowance on our deferred tax assets. In the future, if the Company is able to demonstrate a consistent trend of pre-tax income then, at that time, management may reduce its valuation allowance accordingly. The Company's federal and state net operating loss carryforwards at July 31, 2008 totaled $179.5 million. A 5% reduction in the Company's current valuation allowance on these federal and state net operating loss carryforwards would result in an income tax benefit of approximately $3.6 million for the reporting period.

In addition, the calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations in several tax jurisdictions. The Company is periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, we record estimated reserves for probable exposures. Based on our evaluation of current tax positions, the Company believes it has appropriately accrued for exposures.

Recent Accounting Pronouncements

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"), which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS 162 is effective for the Company 60 days following the SEC's approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The adoption of this Standard is not expected to have a material impact on our results of operations or financial position.

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Asset. FSP FAS 142-3 is effective for the Company beginning in fiscal 2010. The Company is currently evaluating FSP FAS 142-3 and the impact, if any, that it may have on its results of operations or financial position.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 ("SFAS 161"), "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133". SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. SFAS 161 is effective for fiscal years beginning on or after November 15, 2008. The Company is currently evaluating the impact that the adoption of SFAS 161 will have on its financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 151," ("SFAS 160"), which requires non-controlling interests (previously referred to as minority interest) to be treated as a separate component of equity, not as a liability as is current practice. SFAS 160 applies to non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. SFAS 160 is effective for periods beginning on or after December 15, 2008. We are currently evaluating the effect that SFAS 160 will have on our consolidated financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141R"), which requires most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at "full fair value." Under SFAS 141R, all business combinations will be accounted for under the acquisition method. Significant changes, among others, from current guidance resulting from SFAS 141R include the requirement that contingent assets and liabilities and contingent consideration shall be recorded at estimated fair value as of the acquisition date, with any subsequent changes in fair value charged or credited to earnings. Further, acquisition-related costs will be expensed rather than treated as part of the acquisition. SFAS 141R is effective for periods beginning on or after December 15, 2008. The Company is currently evaluating the effect, if any, that SFAS 141R will have on our consolidated financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159 ("SFAS 159"), "The Fair Value Option for Financial Assets and Liabilities". SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for the Company's fiscal year beginning August 1, 2008. Early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position or results of operations.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We do not enter into financial instruments for trading purposes. We have not used derivative financial instruments or derivative commodity instruments in our investment portfolio or entered into hedging transactions. However, under our senior secured credit facility we are required to maintain interest rate protection which shall effectively limit the unadjusted variable component of the interest costs of our facility with respect to not less than 50% of the principal amount of all Indebtedness, as defined, at a rate that is acceptable to the lending group's agent. Our exposure to market risk associated with risk-sensitive instruments entered into for purposes other than trading purposes is not material. We currently have no significant foreign operations and therefore face no material foreign currency exchange rate risk. Our interest rate risk at July 31, 2008 was limited mainly to LIBOR on our outstanding loan under our senior secured credit facility. At July 31, 2008 we had no open derivative positions with respect to our borrowing arrangements. A hypothetical 100 basis point increase in the LIBOR rate would have resulted in an approximate $1.1 million increase in our interest expense under our senior secured credit facility for the fiscal year ended July 31, 2008.

Item 8. *Financial Statements and Supplementary Data*

Our Consolidated Financial Statements and Schedule and the Reports of the Independent Registered Public Accounting Firm appear beginning on page F-1 of this report and are incorporated herein by reference.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures. Based on management's evaluation (with the participation of NaviSite's principal executive officer and principal financial officer) as of the end of the period covered by this report, NaviSite's principal executive officer and principal financial officer have concluded that NaviSite's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are effective to ensure that information required to be disclosed by NaviSite in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that the information is accumulated and communicated to its management, including to its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control. There was no change in NaviSite's internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, NaviSite's internal control over financial reporting.

Management's Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of July 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment we believe that, as of July 31, 2008, our internal control over financial reporting is effective based on those criteria.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report.

Item 9B. *Other Information*

None.

PART III

Certain information required by Part III of this Form 10-K is omitted because we will file a definitive proxy statement pursuant to Regulation 14A (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Form 10-K, and certain information to be included therein is incorporated herein by reference.

Item 10. *Directors, Executive Officers and Corporate Governance*

Incorporated by reference to the portions of the Definitive Proxy Statement entitled "Proposal No. 1 — Election of Directors," "Corporate Governance and Board Matters," "Management," "Additional Information — Section 16(a) Beneficial Ownership Reporting Compliance" and "Additional Information — Audit Committee Financial Expert."

During the fourth quarter of fiscal 2008, we made no material changes to the procedures by which stockholders may recommend nominees to our Board of Directors, as described in our most recent proxy statement.

Code of Ethics. NaviSite has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees of NaviSite, including NaviSite's principal executive officer, and its senior financial officers (principal financial officer and controller or principal accounting officer, or persons performing similar functions). A copy of NaviSite's Code of Business Conduct and Ethics is filed with or incorporated by reference in this report.

Item 11. *Executive Compensation*

Incorporated by reference to the portions of the Proxy Statement entitled "Executive Compensation," and "Additional Information — Compensation Committee Interlocks and Insider Participation."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Incorporated by reference to the portion of the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management."

Equity Compensation Plan Information as of July 31, 2008

The following table sets forth certain information regarding NaviSite's equity compensation plans as of July 31, 2008.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	6,722,165	$3.94	2,095,412
Equity compensation plans not approved by security holders	—		—
Total	6,722,165		2,095,412

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Incorporated by reference to the portions of the Proxy Statement entitled "Additional Information — Certain Relationships and Related Transactions," and "Corporate Governance and Board Matters."

Item 14. *Principal Accounting Fees and Services*

Incorporated by reference to the portion of the Proxy Statement entitled "Additional Information — Independent Registered Public Accounting Firm Fees" and "Additional Information — Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm."

PART IV

Item 15. *Exhibits, Financial Statement Schedules*

1. Financial Statements.

   The financial statements listed in the Index to Consolidated Financial Statements are filed as part of this report.

2. Financial Statement Schedule.

   Financial Statement Schedule II of NaviSite and the corresponding Report of Independent Registered Public Accounting Firm on Financial Statement Schedule are filed as part of this report. All other financial statement schedules have been omitted as they are either not required, not applicable, or the information is otherwise included.

3. Exhibits.

   The Exhibits listed in the Exhibit Index immediately preceding such Exhibits are filed with or incorporated by reference in this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVISITE, INC.

By: /s/ ARTHUR P. BECKER

Arthur P. Becker
Chief Executive Officer
November 6, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been duly signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ ANDREW RUHAN Andrew Ruhan	Chairman of the Board	November 6, 2008
/s/ ARTHUR P. BECKER Arthur P. Becker	President, Chief Executive Officer and Director (Principal Executive Officer)	November 6, 2008
/s/ JAMES W. PLUNTZE James W. Pluntze	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	November 6, 2008
/s/ JAMES H. DENNEDY James H. Dennedy	Director	November 6, 2008
/s/ LARRY W. SCHWARTZ Larry W. Schwartz	Director	November 6, 2008
/s/ THOMAS R. EVANS Thomas R. Evans	Director	November 6, 2008

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
2.10	Asset Purchase Agreement, dated as of August 10, 2007, by and among NaviSite, Inc., Navi Acquisition Corp., Alabanza, LLC and Hosting Ventures, LLC is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on August 16, 2007 (File No. 000-27597).
2.11	Stock Purchase Agreement, dated August 10, 2007, by and among NaviSite, Inc., Jupiter Hosting, Inc. and the stockholders of Jupiter Hosting, Inc. is incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on August 16, 2007 (File No. 000-27597).
2.12	Agreement and Plan of Merger, dated as of September 12, 2007, by and among NaviSite, Inc., NSite Acquisition Corp., netASPx, Inc. and GTCR Fund VI, L.P. is incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on September 18, 2007 (File No. 000-27597).
3.1	Amended and Restated Certificate of Incorporation is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated as of January 4, 2003, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated as of January 7, 2003, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
3.4	Certificate of Designation of Rights, Preferences, Privileges and Restrictions of Series A Convertible Preferred Stock, dated as of September 12, 2007 is incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on September 18, 2007 (File No. 000-27597).
3.5	Waiver of Certificate of Designation of Rights, Preferences, Privileges and Restrictions of Series A Convertible Preferred Stock by netASPx Holdings, Inc., dated September 25, 2007, is incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2008 (File No. 000-27597).
3.6	Amended and Restated By-Laws is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
4.1	Specimen certificate representing shares of common stock is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1/ A (File No. 333-83501).
4.2	Specimen Certificate of Series A Convertible Preferred Stock of NaviSite, Inc. is incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on September 18, 2007 (File No. 000-27597).
10.1	Lease, dated as of May 14, 1999, by and between 400 River Limited Partnership and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 333-83501).
10.2	Amendment No. 1 to Lease, by and between 400 River Limited Partnership and the Registrant is incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2003 (File No. 000-27597).
10.3	Amendment No. 2 to Lease, dated December 1, 2003, by and between 400 River Limited Partnership and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-2 filed January 22, 2004 (File No. 333-112087).
10.4	Amendment No. 3 to Lease, by and between 400 River Limited Partnership and the Registrant, is incorporated herein by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated September 21, 2004 (File No. 000-27597).
10.5	Lease, made as of April 30, 1999, by and between CarrAmerica Realty Corporation and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 333-83501).
10.6	First Amendment to Lease, dated as of August 9, 2006, by and between the Registrant and Carr NP Properties L.L.C. is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated September 11, 2006 (File No. 000-27597).

Exhibit No.	Description of Exhibit
10.7*	Amended and Restated 1998 Equity Incentive Plan is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
10.8*	NaviSite, Inc. Amended and Restated 1999 Employee Stock Purchase Plan is incorporated herein by reference to Appendix I to the Registrant's Definitive Proxy Statement filed November 13, 2007 (File No. 000-27597).
10.9*	2000 Stock Option Plan is incorporated herein by reference to Exhibits to the Registrant's Annual Report on Form 10-K/ A for the fiscal year ended July 31, 2002 (File No. 000-27597).
10.10*	Employment Agreement, dated as of February 21, 2003, by and between Arthur Becker and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
10.11*	Separation Agreement dated as of April 3, 2006, by and between the Registrant and Arthur P. Becker is incorporated herein by reference to exhibit 99.1 to the Registrant's Current Report on Form 8-K dated April 6, 2006 (File No. 000-27597).
10.12	Warrant Purchase Agreement, dated as of February 13, 2007, by and among the Registrant, SPCP Group, LLC and SPCP Group III, LLC is incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on February 20, 2007 (File No. 000-27597).
10.13	Warrant to Purchase Common Stock, dated February 13, 2007, issued by the Registrant to SPCP Group, LLC is incorporated herein by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on February 20, 2007 (File No. 000-27597).
10.14	Warrant to Purchase Common Stock, dated February 13, 2007, issued by the Registrant to SPCP Group III, LLC is incorporated herein by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on February 20, 2007 (File No. 000-27597).
10.15	Amendment No. 1 to Warrant, dated as of February 13, 2007, by and between the Registrant and SPCP Group, LLC is incorporated herein by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2007 (File No. 000-27597).
10.16	Credit Agreement, dated as of June 8, 2007, by and among NaviSite, Inc., certain of its subsidiaries, Canadian Imperial Bank of Commerce, through its New York agency, as issuing bank, administrative agent for the Lenders and as collateral agent for the Secured Parties and the issuing bank, CIBC World Markets Corp., as sole lead arranger, documentation agent and bookrunner, CIT Lending Services Corporation, as syndication agent and certain affiliated entities is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated as of June 13, 2007 (File No. 000-27597).
10.17	Security Agreement, dated as of June 8, 2007, by and among NaviSite, Inc., certain of its subsidiaries, and Canadian Imperial Bank of Commerce, acting through its New York agency, as collateral agent is incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated as of June 13, 2007 (File No. 000-27597).
10.18	Form of Term Note, to be made by NaviSite, Inc. is incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated as of June 13, 2007 (File No. 000-27597).
10.19	Form of Revolving Note to be made by NaviSite, Inc. is incorporated herein by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K dated as of June 13, 2007 (File No. 000-27597).
10.20	Amendment, Waiver and Consent Agreement No. 1, dated as of August 10, 2007, by and among NaviSite, Inc., certain of its subsidiaries, Canadian Imperial Bank of Commerce, through its New York agency, as issuing bank, administrative agent for the Lenders and as collateral agent for the Secured Parties and the issuing bank, CIBC World Markets Corp., as sole lead arranger, documentation agent and bookrunner, CIT Lending Services Corporation, as syndication agent and certain affiliated entities is incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated as of August 16, 2007 (File No. 000-27597).

Exhibit No.	Description of Exhibit
10.21	Amended and Restated Credit Agreement, dated as of September 12, 2007, by and among NaviSite, Inc., certain of its subsidiaries, Canadian Imperial Bank of Commerce, through its New York agency, as issuing bank, administrative agent for the Lenders and as collateral agent for the Secured Parties and the issuing bank, CIBC World Markets Corp., as sole lead arranger, documentation agent and bookrunner, CIT Lending Services Corporation, as syndication agent and certain affiliated entities is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated as of September 18, 2007 (File No. 000-27597).
10.22	Term Note, dated as of September 12, 2007, issued by NaviSite, Inc. to CIBC, Inc. is incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated as of September 18, 2007 (File No. 000-27597).
10.23	Waiver No. 2, dated as of November 2, 2007, by and among NaviSite, Inc., certain of its subsidiaries, Canadian Imperial Bank of Commerce, through its New York agency, as issuing bank, administrative agent for the Lenders and as collateral agent for the Secured Parties and the issuing bank, CIBC World Markets Corp., as sole lead arranger, documentation agent and bookrunner, CIT Lending Services Corporation, as syndication agent and certain affiliated entities is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2007 (File No. 000-27597).
10.24	Amendment, Waiver and Consent Agreement No. 3, dated as of January 31, 2008, by and among NaviSite, Inc., certain of its subsidiaries, Canadian Imperial Bank of Commerce, through its New York agency, as issuing bank, administrative agent for the Lenders and as collateral agent for the Secured Parties and the issuing bank, CIBC World Markets Corp., as sole lead arranger, documentation agent and bookrunner, CIT Lending Services Corporation, as syndication agent and certain affiliated entities is incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2007 (File No. 000-27597).
10.25	Amendment and Consent Agreement No. 4, dated as of June 20, 2008, by and among NaviSite, Inc., certain of its subsidiaries, Canadian Imperial Bank of Commerce, through its New York agency, as issuing bank, administrative agent for the Lenders and as collateral agent for the Secured Parties and the issuing bank, CIBC World Markets Corp., as sole lead arranger, documentation agent and bookrunner, CIT Lending Services Corporation, as syndication agent and certain affiliated entities is incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2008 (File No. 000-27597).
10.26	Amendment, Waiver and Consent Agreement No. 5, dated as of October 30, 2008, by and among NaviSite, Inc., certain of its subsidiaries, Canadian Imperial Bank of Commerce, through its New York agency, as issuing bank, administrative agent for the Lenders and as collateral agent for the Secured Parties and the issuing bank, CIBC World Markets Corp., as sole lead arranger, documentation agent and bookrunner, CIT Lending Services Corporation, as syndication agent and certain affiliated entities is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated as of October 29, 2008 (File No. 000-27597).
10.27	Registration Rights Agreement, dated May 27, 2003, by and between the Registrant and Silicon Valley Bank, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003 (File No. 000-27597).
10.28	Registration Rights Agreement, dated as of January 30, 2004, by and between the Registrant and Silicon Valley Bank is incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated January 30, 2004 (File No. 000-27597).
10.29	Registration Rights Agreement, dated as of September 12, 2007, by and between NaviSite, Inc. and GTCR Fund VI, L.P. is incorporated herein by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K dated September 18, 2007 (File No. 000-27597).
10.30	Warrant to Purchase Stock, dated January 30, 2004, issued by the Registrant to Silicon Valley Bank is incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated January 30, 2004 (File No. 000-27597).
10.31	Form of Indemnification Agreement, as executed by Messrs. Andrew Ruhan, Arthur P. Becker, James H. Dennedy, Larry W. Schwartz, Thomas R. Evans, James W. Pluntze, Mark Clayman, Nasir Cochinwala and Monique Cormier is incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2003 (File No. 000-27597).

Exhibit No.	Description of Exhibit
10.32	Lease and Services Agreement by and between NaviSite Europe Limited and Global Switch (London) Limited is incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-2/A filed on March 8, 2004 (File No. 333-12087).
10.33	Registration Rights Agreement, dated June 10, 2004, by and between the Registrant and Surebridge, Inc. is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated June 10, 2004 (File No. 000-27597).
10.34	First Amendment to the Registration Rights Agreement, dated June 2006, by and between the Registrant and Waythere, Inc. is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2006 (File No. 000-27597).
10.35	Settlement Agreement and Mutual General Release, dated as of January 13, 2005, by and among the Registrant, Atlantic Investors, LLC, Arthur P. Becker, Andrew Ruhan, Gabriel Ruhan and Convergence Associates, Inc., as agent for substantially all of the former Avasta shareholders, is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 10, 2005 (File No. 000-27597).
10.36*	NaviSite, Inc. Amended and Restated 2003 Stock Incentive Plan is incorporated herein by reference to Appendix II to the Registrant's Definitive Schedule 14C filed January 5, 2005 (File No. 000-27597).
10.37*	Amendment No. 1 to the NaviSite, Inc. Amended and Restated 2003 Stock Incentive Plan is incorporated herein by reference to Appendix II to the Registrant's Definitive Schedule 14C filed January 5, 2005 (File No. 000-27597).
10.38*	Amendment No. 2 to the Amended and Restated 2003 Stock Incentive Plan is incorporated herein by reference to Appendix II to the Registrant's Definitive Schedule 14C filed March 14, 2006 (File No. 000-27597).
10.39	Agreement and Acknowledgement, dated October 19, 2005, by and among the Registrant, Waythere, Inc., ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation, Intrepid Acquisition Corp. and Lexington Acquisition Corp. is incorporated herein by reference to Exhibit 10.63 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2005 (File No. 000-27597).
10.40*	Employment Offer Letter, dated August 12, 2005, between the Registrant and Monique Cormier is incorporated herein by reference to Exhibit 10.64 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2005 (File No. 000-27597).
10.41*	Separation Agreement, dated as of April 3, 2006, by and between the Registrant and Monique Cormier is incorporated herein by reference to Exhibit 99.3 to the Registrant's Current Report on Form 8-K dated April 6, 2006 (File No. 000-27597).
10.42*	Separation Agreement, dated as of July 31, 2007, by and between the Registrant and James W. Pluntze is incorporated herein by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated August 2, 2007 (File No. 000-27597).
10.43*	NaviSite, Inc. Amended and Restated Director Compensation Plan is incorporated herein by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated August 16, 2007 (File No. 000-27597).
10.44*	2007 Bonus Letter, dated October 24, 2006, by and between the Registrant and Arthur Becker is incorporated herein by reference to Exhibit 10.71 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2006 (File No. 000-27597).
10.45*	2007 Bonus Letter, dated October 24, 2006, by and between the Registrant and Monique Cormier is incorporated herein by reference to Exhibit 10.73 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2006 (File No. 000-27597).
10.46*	Offer of Employment, dated as of May 19, 2004, by and between the Registrant and Mark Clayman, is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2008 (File No. 000-27597).
10.47*	Separation Agreement, dated as of April 3, 2006, by and between the Registrant and Mark Clayman, is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2008 (File No. 000-27597).
10.48*	Offer of Employment, dated as of June 17, 2005, by and between the Registrant and Nasir Cochinwala, is incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2008 (File No. 000-27597).

Exhibit No.	Description of Exhibit
10.49*	Separation Agreement, dated as of April 3, 2006, by and between the Registrant and Nasir Cochinwala, is incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2008 (File No. 000-27597).
14	Code of Business Conduct and Ethics is incorporated herein by reference to Exhibit 14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2005 (File No. 000-27597).
21	Subsidiaries of the Registrant.
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(*) Management contract or compensatory plan or arrangement required to be filed as an Exhibit to this Annual Report on Form 10-K.

INDEX TO NAVISITE, INC. CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
NaviSite, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of NaviSite, Inc. and subsidiaries (the "Company") as of July 31, 2008 and 2007, and the related consolidated statements of operations, changes in convertible preferred stock and stockholders' deficit and comprehensive income (loss), and cash flows for each of the years in the three-year period ended July 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NaviSite, Inc. and subsidiaries as of July 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Boston, Massachusetts
November 5, 2008

NAVISITE, INC.

CONSOLIDATED BALANCE SHEETS

	July 31, 2008	July 31, 2007
	(In thousands, except par value)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,261	$ 11,701
Accounts receivable, less allowance for doubtful accounts of $897 and $781 at July 31, 2008 and 2007, respectively	18,927	15,051
Unbilled accounts receivable	1,711	920
Prepaid expenses and other current assets	11,557	15,975
Total current assets	35,456	43,647
Property and equipment, net	38,141	15,841
Intangible assets, net of accumulated amortization	29,290	7,755
Goodwill	66,683	43,159
Other assets	4,258	4,158
Restricted cash	1,885	1,684
Total assets	$ 175,713	$ 116,244
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Notes payable to the AppliedTheory Estate	$ —	$ 6,000
Notes payable, current portion	6,100	1,063
Capital lease obligations, current portion	3,166	1,829
Accounts payable	7,033	3,913
Accrued expenses	11,112	12,933
Accrued interest	1,367	1,698
Accrued lease abandonment costs, current portion	857	863
Deferred revenue	3,025	3,720
Deferred other income and customer deposits	1,138	1,017
Total current liabilities	33,798	33,036
Capital lease obligations, less current portion	14,922	1,030
Accrued lease abandonment costs, less current portion	428	645
Deferred tax liabilities	5,597	3,685
Other long-term liabilities	4,361	2,612
Notes payable, less current portion	107,850	89,100
Total liabilities	166,956	130,108
Series A Convertible Preferred stock, $0.01 par value; designated 5,000 shares; issued and outstanding: 3,320 at July 31, 2008; 0 shares at July 31, 2007	27,529	—
Commitments and contingencies (Note 13)		
Stockholders' deficit:		
Common stock, $0.01 par value; Authorized 395,000 shares; issued and outstanding: 35,232 and 33,506 at July 31, 2008 and 2007, respectively	352	335
Accumulated other comprehensive income	253	381
Additional paid-in capital	485,086	481,199
Accumulated deficit	(504,463)	(495,779)
Total stockholders' deficit	(18,772)	(13,864)
Total liabilities and stockholders' deficit	$ 175,713	$ 116,244

See accompanying notes to consolidated financial statements.

NAVISITE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended July 31,		
	2008	2007	2006
	(In thousands, except per share data)		
Revenue, net	$154,194	$125,860	$108,844
Revenue, related parties	372	322	243
Total revenue	154,566	126,182	109,087
Cost of revenue (includes stock-based compensation expense under SFAS 123R of $1,794, $1,342, $1,024 for years ended July 31, 2008, 2007 and 2006, respectively)	106,897	85,196	75,064
Gross profit	47,669	40,986	34,023
Operating expenses:			
Selling and marketing (includes stock-based compensation expense under SFAS 123R of $746, $570, $346 for years ended July 31, 2008, 2007 and 2006, respectively)	19,909	16,924	14,756
General and administrative (includes stock-based compensation expense under SFAS 123R of $1,830, $1,784, $2,988 for years ended July 31, 2008, 2007 and 2006, respectively)	22,773	22,043	21,787
Impairment, restructuring and other, net	—	(231)	1,373
Total operating expenses	42,682	38,736	37,916
Income (loss) from operations	4,987	2,250	(3,893)
Other income (expense):			
Interest income	264	337	283
Interest expense	(12,033)	(12,476)	(9,585)
Loss on debt extinguishment	(1,651)	(15,712)	—
Other income, net	2,295	864	437
Loss from continuing operations before income taxes and discontinued operations	(6,138)	(24,737)	(12,758)
Income taxes	(1,834)	(1,173)	(1,173)
Loss from continuing operations before discontinued operations	(7,972)	(25,910)	(13,931)
Loss from discontinued operations, net of income taxes	(712)	—	—
Net loss	(8,684)	$(25,910)	$(13,931)
Accretion of preferred stock dividends	(2,656)	—	—
Net loss attributable to common stockholders	$(11,340)	$(25,910)	$(13,931)
Basic and diluted net loss per common share			
Loss from continuing operations before discontinued operations attributable to common stockholders	$ (0.31)	$ (0.85)	$ (0.49)
Loss from discontinued operations, net of income taxes	(0.02)	—	—
Net loss attributable to common stockholders	$ (0.33)	$ (0.85)	$ (0.49)
Basic and diluted weighted average number of common shares outstanding	34,731	30,512	28,601

See accompanying notes to consolidated financial statements.

NAVISITE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT AND COMPREHENSIVE INCOME (LOSS)

	Preferred Stock		Common Stock		Deferred Compensation	Accumulated Other Comprehensive Income	Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity (Deficit)	Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount						
Balance at July 31, 2005	—	$ —	28,487	$285	$(633)	$ 156	$453,458	$(455,938)	$ (2,672)	
Exercise of common stock options	—	—	472	5	—	—	1,116	—	1,121	
Issuance of stock warrants to Silver Point Finance	—	—	—	—	—	—	9,101	—	9,101	
Stock compensation and amortization of deferred stock-based compensation	—	—	—	—	633	—	3,725	—	4,358	
Net loss	—	—	—	—	—	—	—	(13,931)	(13,931)	(13,931)
Currency translation adjustment	—	—	—	—	—	47	—	—	47	47
Total Comprehensive income (loss)	—	—	—	—	—	—	—	—	—	(13,884)
Balance at July 31, 2006	—	—	28,959	290	—	203	467,400	(469,869)	(1,976)	
Exercise of common stock options	—	—	1,442	14	—	—	4,034	—	4,048	
Exercise of common stock purchase warrants	—	—	1,730	17	—	—	—	—	17	
Conversion of note payable	—	—	1,375	14	—	—	3,850	—	3,864	
Issuance of common stock purchase warrants	—	—	—	—	—	—	2,219	—	2,219	
Stock compensation and amortization of deferred stock-based compensation	—	—	—	—	—	—	3,696	—	3,696	
Net loss	—	—	—	—	—	—	—	(25,910)	(25,910)	(25,910)
Currency translation adjustment	—	—	—	—	—	178	—	—	178	178
Total Comprehensive income (loss)	—	—	—	—	—	—	—	—	—	(25,732)
Balance at July 31, 2007	—	—	33,506	335	—	381	481,199	(495,779)	(13,864)	
Exercise of common stock options and shares issued under employee stock purchase plan	—	—	664	7	—	—	1,947	—	1,954	
Issuance of preferred stock	3,125	24,873	—	—	—	—	—	—		
Preferred stock dividend	195	2,656	—	—	—	—	(2,656)		(2,656)	
Issuance of common stock related to acquisition	—	—	25	—	—	—	226	—	226	
Exercise of common stock purchase warrants	—	—	1,000	10	—	—	—	—	10	
Vesting of restricted stock and stock-based compensation	—	—	37	—	—	—	4,370	—	4,370	
Net loss	—	—	—	—	—	—	—	(8,684)	(8,684)	(8,684)
Currency translation adjustment	—	—	—	—	—	(128)	—	—	(128)	(128)
Total comprehensive income (loss)	—	—	—	—	—	—	—	—	—	(8,812)
Balance at July 31, 2008	3,320	$27,529	35,232	$352	$ —	$ 253	$485,086	$(504,463)	$(18,772)	

See accompanying notes to consolidated financial statements.

NAVISITE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended July 31,		
	2008	2007	2006
	(In thousands)		
Cash flows from operating activities:			
Net loss	$ (8,684)	$(25,910)	$(13,931)
Loss from discontinued operations	712	—	—
Loss from continuing operations before discontinued operations	(7,972)	(25,910)	(13,931)
Adjustments to reconcile net loss to net cash provided by operating activities of continuing operations:			
Depreciation and amortization	21,108	13,684	12,791
Mark to market for interest rate cap	91	106	110
Deferred income tax expense	1,834	1,173	1,174
(Gain) loss on disposal of assets	17	(11)	(17)
Gain on settlements	(1,607)	—	(38)
Impairment costs (recoveries) associated with abandoned leases	—	(231)	1,373
Amortization of warrants	—	1,907	657
Non-cash stock compensation	4,370	3,696	4,358
Provision for bad debts	581	36	51
Loss on debt extinguishment	1,651	15,712	—
Changes in operating assets and liabilities, net of impact of acquisitions			
Accounts receivable	(500)	(3,215)	(1,235)
Due from related parties	—	30	71
Unbilled accounts receivable	(765)	(490)	(67)
Prepaid expenses and other current assets, net	(7,409)	(608)	902
Other assets	100	1,365	945
Accounts payable	2,241	(1,710)	(1,949)
Deferred other income and customer deposits	121	(653)	956
Other long-term liabilities	357	(165)	1,795
Accrued expenses and deferred revenue	(7,644)	2,198	(6,526)
Net cash provided by operating activities of continuing operations	6,574	6,914	1,420
Cash flows from investing activities of continuing operations:			
Purchase of property and equipment	(11,975)	(7,934)	(5,772)
Cash used for acquisitions, net of cash acquired	(31,373)	—	—
Proceeds from the sale of equipment	1	11	17
Changes in restricted cash position	13,535	(7,986)	(6,335)
Net cash used for investing activities of continuing operations	(29,812)	(15,909)	(12,090)
Cash flows from financing activities of continuing operations:			
Proceeds from exercise of stock options & employee stock purchase plan	1,954	4,048	1,121
Proceeds from exercise of warrants	10	17	
Proceeds from notes payable, net	28,881	95,517	70,436
Repayment of notes payable	(10,114)	(78,074)	(2,340)
Repayment of modified accounts receivable line	—	—	(20,400)
Payment under note payable to Waythere, Inc. (formerly Surebridge)	—	—	(34,611)
Debt issuance costs	(1,509)	(1,541)	(4,865)
Payments on capital lease obligations	(3,827)	(2,631)	(2,127)
Net cash provided by financing activities of continuing operations	15,395	17,336	7,214
Cash used for operating activities of discontinued operations	(597)	—	—
Net (decrease) increase in cash and cash equivalents	(8,440)	8,341	(3,456)
Cash and cash equivalents, beginning of year	11,701	3,360	6,816
Cash and cash equivalents, end of year	$ 3,261	$ 11,701	$ 3,360
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 11,397	$ 7,709	$ 11,540
Supplemental disclosure of non-cash transactions:			
Equipment purchased under capital leases	$ 17,652	$ 2,668	$ 1,868
Conversion of long term debt to common stock	$ —	$ 3,864	$ —
Issuance of Series A Convertible Preferred Stock in connection with netASPx acquisition	$ 24,873	$ —	$ —
Accretion of Preferred Stock	$ 2,656	$ —	$ —

See accompanying notes to consolidated financial statements.

NAVISITE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of Business

NaviSite, Inc. ("NaviSite", "the Company", "we", "us" or "our") provides information technology ("IT") hosting, outsourcing and professional services for mid-market organizations. Leveraging our set of technologies and subject matter expertise, we deliver cost-effective, flexible solutions that provide responsive and predictable levels of service for our customers' businesses. Over 1,400 companies across a variety of industries rely on NaviSite to build, implement and manage their mission-critical systems and applications. NaviSite is a trusted advisor committed to ensuring the long-term success of our customers' business applications and technology strategies. At July 31, 2008, NaviSite had 16 state-of-the-art data centers in the United States and United Kingdom and a network operations center in India. Substantially all revenue is generated from customers in the United States.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation and Background

NaviSite was formed in 1996 within ModusLink Global Solutions, Inc. (formerly known as CMGI, Inc.), our former majority stockholder, to support the networks and host Web sites of ModusLink Global Solutions, Inc., its subsidiaries and several of its affiliated companies. In 1997, we began offering and supplying Web site hosting and management services to companies not affiliated with ModusLink Global Solutions, Inc. We were incorporated in Delaware in December 1998. In October 1999, we completed our initial public offering of common stock and remained a majority-owned subsidiary of ModusLink Global Solutions, Inc. until September 2002, at which time ClearBlue Technologies, Inc., or CBT, became our majority stockholder.

- In December 2002, we acquired all of the issued and outstanding stock of ClearBlue Technologies Management, Inc., or CBTM, a subsidiary of CBT, which previously had acquired assets from the bankrupt estate of AppliedTheory Corporation related to application management and application hosting services. This acquisition added application management and development capabilities to our managed application services.

- In February 2003, we acquired Avasta, Inc., a provider of application management services, adding automated application and device monitoring software capabilities to our managed application services.

- In April 2003, we acquired Conxion Corporation, a provider of application hosting, content and electronic software distribution and security services. This acquisition added proprietary content delivery software and related network agreements to our managed application services and managed infrastructure services.

- In May 2003, we acquired assets of Interliant, Inc. related to managed messaging, application hosting and application development services. This acquisition added messaging-specific services and capabilities and IBM Lotus Domino expertise, and formed the core of our managed messaging services.

- In August 2003, we acquired assets of CBT related to co-location, bandwidth, security and disaster recovery services, enhancing our managed infrastructure services and adding physical plant assets. Specifically, we acquired all of the outstanding shares of six wholly-owned subsidiaries of CBT with data centers located in Chicago, Illinois; Las Vegas, Nevada; Los Angeles, California; Milwaukee, Wisconsin; Oakbrook, Illinois; and Vienna, Virginia and assumed the revenue and expenses of four additional wholly-owned subsidiaries of CBT with data centers located in Dallas, Texas; New York, New York; San Francisco, California; and Santa Clara, California, which four entities we later acquired.

- In June 2004, we completed the acquisition of substantially all of the assets and liabilities of Surebridge, Inc., a privately held provider of managed application services for mid-market companies. This acquisition broadened our managed application services, particularly in the areas of financial management, supply chain management, human resources management and customer relationship management.

- In August 2007 we acquired the outstanding capital stock of Jupiter Hosting, Inc., a privately held company based in Santa Clara, CA that provides managed hosting services. We also acquired the assets and assumed certain liabilities of Alabanza, LLC and Hosting Ventures, LLC (collectively "Alabanza"). Alabanza was a provider of dedicated and shared managed hosting services.
- In September 2007 we acquired the outstanding capital stock of netASPx, Inc., an application management service provider. In October 2007, we acquired the assets of iCommerce, Inc., a reseller of dedicated hosting services.

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of NaviSite, Inc. and our wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

(c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. Significant estimates made by management include the useful lives of fixed assets and intangible assets, recoverability of long-lived assets, the collectability of receivables, the determination and valuation of goodwill and acquired intangible assets, the fair value of preferred stock, the determination of revenue and related revenue reserves, the determination of stock-based compensation, the determination of the deferred tax valuation allowance, the determination of certain accrued liabilities and other assumptions for sublease and lease abandonment reserves.

(d) Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid securities with original maturities of three months or less to be cash equivalents. The Company had restricted cash of $1.9 million and $15.4 million as of July 31, 2008 and July 31, 2007, including $13.7 million which is classified as short-term in the Consolidated Balance Sheet as of July 31, 2007, included in "Prepaid expenses and other current assets".

At July 31, 2008 restricted cash consists of cash collateral requirements for standby letters of credit associated with several of the Company's facility leases. At July 31, 2007, restricted cash consists of cash held in escrow for payment to the AppliedTheory Estate (see Note 11), cash collateral requirements for standby letters of credit associated with several of the Company's facility leases and cash borrowed under our Credit Agreement specifically for data center expansion (see Note 11).

(e) Revenue Recognition

Revenue, net consists of monthly fees for application management services, managed hosting solutions, co-location and professional services. Reimbursable expenses charged to clients are included in revenue, net and cost of revenue. Application management, managed hosting solutions and co-location services are billed and recognized as revenue over the term of the contract, generally one to five years. Installation and up-front fees associated with application management, managed hosting solutions and co-location services are billed at the time the installation service is provided and recognized as revenue over the term of the related contract. Payments received in advance of providing services are deferred until the period such services are delivered.

Revenue from professional services is recognized as services are delivered for time and materials type contracts and using the percentage of completion method for fixed price contracts. For fixed price contracts, progress towards completion is measured by a comparison of the total hours incurred on the project to date to the total estimated hours required upon completion of the project. When current contract estimates indicate that a loss is probable, a provision is made for the total anticipated loss in the current period. Contract losses are determined to be the amount by which the estimated service delivery costs of the contract exceed the estimated revenue that will be generated by the contract. Unbilled accounts receivable represent revenue for services performed that have not yet been billed as of the balance sheet date. Billings in excess of revenue recognized are recorded as deferred revenue until the applicable revenue recognition criteria are met.

In accordance with Emerging Issues Task Force (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables", when more than one element such as professional services, installation and hosting services are contained in a single arrangement, the Company allocates revenue between the elements based on acceptable fair value allocation methodologies, provided that each element meets the criteria for treatment as a separate unit of accounting. An item is considered a separate unit of accounting if it has value to the customer on a stand alone basis and there is objective and reliable evidence of the fair value of the undelivered items. The fair value of the undelivered elements is determined by the price charged when the element is sold separately, or in cases when the item is not sold separately, by using other acceptable objective evidence. Management applies judgment to ensure appropriate application of EITF 00-21, including the determination of fair value for multiple deliverables, determination of whether undelivered elements are essential to the functionality of delivered elements, and timing of revenue recognition, among others. For those arrangements where the deliverables do not qualify as a separate unit of accounting, revenue from all deliverables are treated as one accounting unit and generally is recognized ratably over the term of the arrangement.

(f) Concentration of Credit Risk

Our financial instruments include cash, accounts receivable, obligations under capital leases, debt agreements, derivative instruments, preferred stock, accounts payable, and accrued expenses. As of July 31, 2008, the carrying cost of these instruments approximated their fair value. Financial instruments that may subject us to concentrations of credit risk consist primarily of accounts receivable. Concentrations of credit risk with respect to trade receivables is limited due to our broad and diverse customer base. One third-party customer accounted for 8% and 9% of our total revenue for the fiscal years ended July 31, 2007 and 2006, respectively. Accounts receivable included approximately $1.6 million and $0.9 million due from this third-party customer at July 31, 2007 and 2006, respectively. No customer accounted for more than 5% of total revenues in fiscal year 2008 or 5% of the total accounts receivable balance as of July 31, 2008.

(g) Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during the reporting period from transactions and other events and circumstances from non-owner sources. The Company records the components of comprehensive income, primarily foreign currency translation adjustments, in the Consolidated Balance Sheets as a component of Stockholders' Deficit.

(h) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements and assets acquired under capital leases are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Assets acquired under capital leases in which title transfers to us at the end of the agreement are amortized over the useful life of the asset. Expenditures for maintenance and repairs are charged to expense as incurred.

Renewals and betterments which materially extend the life of an asset, are capitalized and depreciated. Upon disposal, the asset cost and related accumulated depreciation are removed from their respective accounts and any gain or loss is reflected within "Other income, net" in our Consolidated Statements of Operations.

(i) Long-lived Assets, Goodwill and Other Intangibles

The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the undiscounted future net cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

The Company reviews the valuation of goodwill in accordance with SFAS No. 142, *"Goodwill and Other Intangible Assets."* Under the provisions of SFAS No. 142, goodwill is required to be tested for impairment annually in lieu of being amortized. This testing is done in the fourth fiscal quarter of each year. In addition to annual testing, goodwill is required to be tested for impairment on an interim basis if an event or circumstance indicates that it is more likely than not an impairment loss has been incurred. An impairment loss shall be recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. Impairment losses are recognized in operations. The Company's valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and projections of future operating performance. If these assumptions differ materially from future results, the Company may record additional impairment charges in the future.

(j) Advertising Costs

The Company charges advertising costs to expense in the period incurred. Advertising expense for the years ended July 31, 2008, 2007 and 2006 were approximately $0.5 million, $0.4 million and $0.1 million, respectively.

(k) Income Taxes

Income taxes are accounted for using the asset and liability method in accordance with SFAS No. 109, *"Accounting for Income Taxes"*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income, if any, in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the rate change is enacted.

On August 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). The purpose of FIN 48 is to increase the comparability in financial reporting of income taxes. FIN 48 requires that in order for a tax benefit to be recorded in the income statement, the item in question must meet the more-likely-than-not (greater than 50% likelihood of being sustained upon examination by the taxing authorities) threshold. The adoption of FIN 48 did not have a material effect on the Company's financial statements. No cumulative effect was booked through beginning retained earnings.

As of the adoption date, the Company has determined that it does not have any gross unrecognized tax benefits. The Company does not expect significant changes in the amounts of unrecognized tax benefits within the next twelve months.

(l) Derivative Financial Instruments

Derivative instruments are recorded as either assets or liabilities, measured at fair value. Changes in fair value are recognized currently in earnings. The Company utilizes interest rate derivatives to minimize the risk related to rising interest rates on a portion of its floating rate debt and did not qualify to apply hedge accounting. The interest rate differentials to be received under such derivatives and the changes in the fair value of the instruments are recognized as adjustments to Interest expense each reporting period. The principal objectives of the derivative instruments are to minimize the risks and reduce the expenses associated with financing activities. The Company does not use derivatives financial instruments for trading purposes.

(m) Lease Expense

Lease expense for the Company's real estate leases, which generally have escalating lease payments over the term of the leases, is recorded on a straight-line basis over the lease term, as defined in SFAS No. 13, *"Accounting for Leases"*. The difference between the expense recorded in the consolidated statements of operations and the amount paid is recorded as deferred rent and is included in the consolidated balance sheets.

(n) Stock-Based Compensation Plans

In December 2004, the FASB issued SFAS No. 123(R), *"Share-Based Payment, an amendment of FASB Statements Nos. 123 and 95,"* ("SFAS 123R") that addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method and generally requires that such transactions be accounted for using a fair value based method and recognized as expense in the Consolidated Statement of Operations. In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") No. 107 regarding the Staff's interpretation of SFAS 123R. SAB No. 107 provides the Staff's views regarding interpretations between SFAS 123R and certain SEC rules and regulations and provides guidance related to the valuation of share-based payments for public companies. The interpretive guidance is intended to assist companies in applying the provisions of SFAS 123R, and investors and users of financial statements in analyzing the information provided.

Following the guidance in SAB No. 107, on August 1, 2005, the Company adopted SFAS 123R using the modified prospective method, and accordingly, we have not restated the consolidated results of operations from prior interim periods and fiscal years. SFAS 123R requires us to measure compensation cost for all share-based awards at fair value on the date of grant and recognize compensation expense over the service period that the awards are expected to vest. The Company generally grants options under its equity plans that vest as to 25% of the original number of shares six months after the grant date and thereafter in equal monthly amounts over the three year period commencing six months after the grant date.

Upon adoption of SFAS 123R, we began recognizing compensation expense associated with awards granted after August 1, 2005 and the unvested portion of previously granted awards that were outstanding as of August 1, 2005, in our Consolidated Statement of Operations.

Stock Options

The following table summarizes stock based compensation expense related to employee stock options under SFAS 123R for the fiscal years ended July 31, 2008, 2007, and 2006, respectively which was allocated as follows.

	Years Ended July 31,		
	2008	2007	2006
	(In thousands)		
Cost of revenue	$1,724	$1,342	$1,024
Selling and marketing	710	570	346
General and administrative	903	1,784	2,988
	$3,337	$3,696	$4,358

The Company included in the 2007 expense $0.8 million of stock based compensation relating to a modification of stock options held by the Company's former Chief Financial Officer, who resigned in January 2007. Pursuant to a lock-up agreement the Company amended his option agreements to extend the time that his vested options as of his last date of employment could be exercised from 90 days from the date of termination to 227 days from his date of termination. Modifications to option agreements under SFAS 123R require re-measurement of the fair value of the option based on a comparison of the fair value immediately before and after the modification, and a corresponding charge to earnings.

In February 2006, the Company granted options to certain senior managers as part of the fiscal year 2006 management bonus program. The options were granted with an option to accelerate all vesting if certain performance criteria were achieved. All options were fully accelerated during the fiscal year ended July 31, 2006 and the Company recorded stock based compensation expense related to this acceleration of approximately $30,000 and $0.2 million in cost of revenue and general and administrative expenses, respectively.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model, assuming no expected dividends and the following weighted average assumptions. The weighted average risk-free interest rate assumption is based upon the U.S. Treasury rates as of the month of grant. The expected volatility is based upon the historical volatility of the Company's stock price over the expected term of the option. The estimate of the expected life of an option is based upon its contractual term and past employee exercise behavior.

	Years Ended July 31,		
	2008	2007	2006
Risk-free interest rate	3.40%	4.62%	4.55%
Expected volatility	82.65%	99.03%	107.04%
Expected life (years)	2.50	3.00	2.51
Weighted average fair value of options granted	$ 3.21	$ 3.19	$ 1.27

SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. During the years ended July 31, 2008 and 2007 we estimated that 5% of options granted would be forfeited before the end of the first vesting tranche. Forfeitures after the first vesting tranche are not considered to be material. Through January 2006, we estimated that 15% of options granted would be forfeited before the end of the first vesting tranche. This change in accounting estimate was reflected by recognizing a cumulative adjustment in compensation expense during the year ended July 31, 2006.

The following table reflects stock option activity under the Company's equity incentive plans for the fiscal year ended July 31, 2008.

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (Thousands)
Options outstanding, beginning of year	6,655,920	$3.62		
Granted	2,002,500	$6.27		
Exercised	(597,732)	$2.91		
Forfeited or Expired	(1,338,523)	$6.28		
Options outstanding, July 31, 2008	6,722,165	$3.94	7.36	$3,956
Options exercisable, July 31, 2008	4,758,115	$3.51	6.70	$3,680

The aggregate intrinsic value of options exercised during the fiscal years ended July 31, 2008, 2007, and 2006 was approximately $3.0 million, $5.4 million and $.86 million, respectively.

As of July 31, 2008, unrecognized stock based compensation related to stock options was approximately $8.2 million. This cost is expected to be expensed over a weighted average period of 2.46 years.

Non-vested Shares

Non-vested stock are shares of common stock that are subject to restrictions on transfer and risk of forfeiture until the fulfillment of specified conditions. Non-vested stock is expensed ratably over the term of the restriction period.

The following table summarizes stock based compensation expense related to non-vested shares under SFAS 123R for the fiscal years ended July 31, 2008, 2007, and 2006, respectively which was allocated as follows.

	Years Ended July 31,		
	2008	2007	2006
		(In thousands)	
Cost of revenue	$ 3	$—	$—
Selling and marketing	2	—	—
General and administrative	898	—	—
	$903	$—	$—

The fair value of non-vested shares is based upon on the market price of the Company's common stock on the grant date. The total grant date fair value of non-vested stock that vested during the fiscal year ended July 31, 2008 was approximately $0.2 million. As of July 31, 2008, there was approximately $1.1 million of total unrecognized compensation expense related to non-vested stock to be recognized over a weighted average period of 2.32 years.

Employee Stock Purchase Plan

Under the Employee Stock Purchase Plan (the "ESPP"), employees who elect to participate instruct the Company to withhold a specified amount through payroll deductions during the offering period of six months. On the last business day of each offering period, the amount withheld is used to purchase the Company's common stock at an exercise price equal to 85% of the lower of the market price on the first or last business day of the offering period.

Stock compensation expense for the ESPP is recognized over the offering period. Each offering period consists of six months.

The following table summarizes stock based compensation expense related to the ESPP under SFAS 123R for the fiscal years ended July 31, 2008, 2007, and 2006, respectively which was allocated as follows.

	Years Ended July 31,		
	2008	2007	2006
		(In thousands)	
Cost of revenue	$ 67	$—	$—
Selling and marketing	34	—	—
General and administrative	29	—	—
	$130	$—	$—

The Company issued 66,074 shares of common stock in fiscal year ended July 31, 2008. As of July 31, 2008, there was approximately $88,000 of unrecognized compensation expense related to the offering period in progress at July 31, 2008. This expense is to be recognized over a period of five months. Although the ESPP existed in fiscal years 2007 and 2006 there were insufficient shares available for issuance. See Note 16(d).

(o) Basic and Diluted Net Loss Per Common Share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed using the weighted average number of common and diluted common equivalent shares outstanding during the period. The Company utilizes the treasury stock method for options, warrants, and non-vested shares and the "if-converted" method for convertible preferred stock and notes, unless such amounts are anti-dilutive.

The following table sets forth common stock equivalents that are not included in the calculation of diluted net loss per share available to common stockholders because to do so would be anti-dilutive for the periods indicated.

	Years Ended July 31,		
	2008	2007	2006
Common stock options	1,943,861	1,984,040	307,324
Common stock warrants	1,197,992	1,428,209	1,742,916
Nonvested stock	151,604	—	—
Series A convertible preferred stock	3,356,202	—	—
ESPP	28,119	—	—
Total	6,677,778	3,412,249	2,050,240

(p) Segment Reporting

We currently operate in one reportable segment, managed IT services. The Company's chief operating decision maker reviews financial information at a consolidated level.

(q) Recent Accounting Pronouncements

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"), which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS 162 is effective for the Company 60 days following the SEC's approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The adoption of this Standard is not expected to have a material impact on our results of operations or financial position.

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Asset. FSP FAS 142-3 is effective for the Company beginning in fiscal 2010. The Company is currently evaluating FSP FAS 142-3 and the impact, if any, that it may have on its results of operations or financial position.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 ("SFAS 161"), "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133". SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. SFAS 161 is effective for fiscal years beginning on or after November 15, 2008. The Company is currently evaluating the impact that the adoption of SFAS 161 will have on its financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB NO. 151," ("SFAS 160"), which requires non-controlling interests (previously referred to as minority interest) to be treated as a separate component of equity, not as a liability as is current practice.

SFAS 160 applies to non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. SFAS 160 is effective for periods beginning on or after December 15, 2008. We are currently evaluating the effect that SFAS 160 will have on our consolidated financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141R"), which requires most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at "full fair value." Under SFAS 141R, all business combinations will be accounted for under the acquisition method. Significant changes, among others, from current guidance resulting from SFAS 141R include the requirement that contingent assets and liabilities and contingent consideration shall be recorded at estimated fair value as of the acquisition date, with any subsequent changes in fair value charged or credited to earnings. Further, acquisition-related costs will be expensed rather than treated as part of the acquisition. SFAS 141R is effective for periods beginning on or after December 15, 2008. The Company is currently evaluating the effect, if any, that SFAS 141R will have on our consolidated financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159 ("SFAS 159"), "The Fair Value Option for Financial Assets and Liabilities". SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for the Company's fiscal year beginning August 1, 2008. Early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position or results of operation.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position or results of operation.

(r) Foreign Currency

The functional currencies of our international subsidiaries are the local currencies. The financial statements of the subsidiaries are translated into U.S. dollars using period end exchange rates for assets and liabilities and average exchange rates during the corresponding period for revenue, cost of revenue and expenses. Translation gains and losses are deferred and accumulated as a separate component of stockholders' deficit ("Accumulated other comprehensive income").

(s) Reclassifications

Certain fiscal year 2006 and 2007 amounts have been reclassified to conform to the fiscal year 2008 financial statement presentation.

(3) Impairment of Long-Lived Assets

During the fiscal year ended July 31, 2007, the Company recorded a recovery of a previously impaired lease totaling $0.3 million. This recovery reflected a change in sub-lease assumptions related to a lease impairment recorded in a prior reporting period. In the Company's fourth quarter of fiscal year 2007, we recorded an impairment charge related to our Syracuse, NY facility reflecting abandoned space in that facility. The charge totaled $0.06 million. The net impairment recovery of $0.2 million is reported in our Consolidated Statement of Operations for the fiscal year ending July 31, 2007 as a component of operating expenses (see Note 13).

During the fiscal year ended July 31, 2006, the Company recorded approximately $1.4 million of net lease impairment charges. The charges resulted primarily from an adjustment to a lease modification for our impaired Chicago, IL facility and revisions in assumptions associated with impaired facilities in Houston, TX, Syracuse, NY and San Jose, CA.

Impairment charges are recorded in the Consolidated Statements of Operations based upon the nature of the asset being impaired and the nature of the asset's use. The impairments recorded as a separate component of cost of revenue related to assets that were either being utilized or had at some time been utilized to generate revenue. The determination was based upon how the assets had historically been expensed, either as lease expense or depreciation/amortization.

(4) Property and Equipment

Property and equipment consisted of the following:

	July 31, 2008	July 31, 2007
	(In thousands)	
Office furniture and equipment	$ 4,522	$ 3,416
Computer equipment	68,968	53,393
Software licenses	15,270	12,868
Leasehold improvements	26,981	10,824
	115,741	80,501
Less: Accumulated depreciation and amortization	(77,600)	(64,660)
Property and equipment, net	$ 38,141	$ 15,841

The estimated useful lives of our property and equipment are as follows: office furniture and equipment, 5 years; computer equipment, 3 years; software licenses, 3 years or life of the license; and leasehold improvements, lesser of the lease term or the asset's estimated useful life.

Increase in property and equipment, net in fiscal year 2008 was due primarily to the new capital lease entered into in the UK (see Note 17) and the acquired property and equipment resulting from the 2008 acquisitions (see Note 7).

Property and equipment held under capital leases, which are classified primarily as computer equipment and leasehold improvements above, was as follows:

	July 31, 2008	July 31, 2007
	(In thousands)	
Cost	$ 30,242	$11,173
Accumulated depreciation and amortization	(11,777)	(8,458)
	$ 18,465	$ 2,715

The estimated useful lives of assets held under capital leases in circumstances where the lease does not transfer ownership of the property by the end of the lease term or contains a bargain purchase option are determined in a manner consistent with the Company's normal depreciation policy except that the period of amortization is the lease term.

(5) Intangible Assets

Intangible assets, net consisted of the following:

	July 31, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(In thousands)	
Customer lists	$39,670	$(23,400)	$16,270
Customer contract backlog	14,600	(4,845)	9,755
Developed technology	3,140	(966)	2,174
Vendor contracts	700	(314)	386
Trademarks	670	(105)	565
Non-compete agreements	206	(66)	140
Total	$58,986	$(29,696)	$29,290

	July 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(In thousands)	
Customer lists	$25,951	$(19,388)	$6,563
Customer contract backlog	3,400	(2,208)	1,192
Developed technology	440	(440)	—
Total	$29,791	$(22,036)	$7,755

Intangible asset amortization expense for the years ended July 31, 2008, 2007 and 2006 aggregated $7.9 million, $3.9 million and $4.9 million, respectively. During fiscal 2008 the Company adjusted the intangible assets and accumulated amortization by $0.3 million, to reflect the disposal of one of the Company's acquired intangibles. Intangible assets are being amortized over estimated useful lives ranging from two to eight years.

Amortization expense related to intangible assets for the next five years is as follows:

Year Ending July 31,	(In thousands)
2009	$7,198
2010	$6,068
2011	$5,921
2012	$5,776
2013	$2,307

(6) Goodwill

The following table details the carrying amount of goodwill for the fiscal years ended July 31:

	2008	2007	2006
		(In thousands)	
Goodwill as of August 1	$43,159	$43,159	$43,159
Goodwill acquired	23,524	—	—
Goodwill as of July 31	$66,683	$43,159	$43,159

Goodwill acquired during the fiscal year ended July 31, 2008 was related to the Company's acquisitions of Jupiter Hosting, Inc., Alabanza, LLC, Hosting Ventures, LLC, netASPx, Inc. and iCommerce, Inc. (see Note 7).

(7) Acquisition

(a) Acquisition of Jupiter Hosting, Inc.

On August 10, 2007, the Company acquired the outstanding capital stock of Jupiter Hosting, Inc. ("Jupiter"), a privately held company based in Santa Clara, CA that provides managed hosting services that typically involve high bandwidth applications, for total consideration of $8.9 million in cash. In connection with the acquisition of Jupiter, the Company entered into an escrow arrangement whereby $0.7 million was placed in escrow through May 2008, and represents the value necessary to settle any breach of representations or warranties by either of the Company or the former owners of Jupiter. The initial escrow is included as a component of the total consideration of $8.9 million. The historical operating results of Jupiter's operations have been included in the consolidated financial statements since the date of acquisition. Of the total consideration of $8.9 million, $8.7 million was initial consideration paid to the former shareholders of Jupiter and $0.2 million represents direct costs related to the closing of the acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition. The Company has finalized its purchase price allocation and based on the final valuation of the intangible assets acquired, goodwill has decreased $0.1 million from the Company's initial estimate.

	August 10, 2007 (In thousands)
Current assets	$ 1,260
Property and equipment	1,530
Other assets	127
Intangible assets	4,980
Goodwill	3,542
Total assets	11,439
Current liabilities	(1,908)
Long-term liabilities	(677)
Total liabilities	(2,585)
Net assets acquired	$ 8,854

Of the $5.0 million of acquired intangible assets, approximately $4.2 million was assigned to customer lists with an average life of 7 years, approximately $0.7 million was assigned to a below market supply contract with an estimated life of 2 years, approximately $0.1 million was assigned to a non-compete agreement with the former owners of Jupiter with an expected life 3 years. Goodwill assigned totaled approximately $3.5 million, none of which is expected to be deductible for income tax purposes. The Company believes that the high amount of goodwill relative to identifiable intangible assets relates to Jupiter's service offering, which broadens our managed hosting solutions service offering. In addition, the acquisition of Jupiter presents significant opportunities for operating cost synergies and cross-selling and up-selling opportunities.

On May 7, 2008, the Company made a claim against the entire amount of the escrowed funds asserting that Jupiter had breached certain of its representations and warranties in the stock purchase agreement. On June 3, 2008, the Jupiter stockholders' representative disputed the Company's allegations and stated that the Company is not entitled to any portion of the escrow. On June 23, 2008, the Company responded to the Jupiter stockholders' representative's claims. This escrow matter remains in dispute.

(b) Acquisition of Alabanza, LLC and Hosting Ventures, LLC

On August 10, 2007, the Company acquired the assets, and assumed certain liabilities, of Alabanza, LLC and Hosting Ventures, LLC, for total consideration of $7.1 million in cash, which amount was subject to adjustment based on the final determined working capital of the acquired assets and assumed liabilities at the closing date. Alabanza, LLC and Hosting Ventures, LLC (collectively "Alabanza") are providers of dedicated and shared managed hosting services. In connection with the acquisition of Alabanza, the Company entered into an escrow arrangement whereby $0.7 million was placed in escrow through February 2008, and represents value necessary to settle any breach of representations or warranties by either of the Company or the former owners of Alabanza. The initial escrow is included as a component of the total consideration of $7.1 million. During the third quarter of fiscal year 2008 the $0.7 million held in escrow was released. The historical operating results of Alabanza have been included in the consolidated financial statements since the date of acquisition. Of the total consideration of $7.1 million, $6.9 million was paid to the former owners of Alabanza and $0.2 million represents direct costs related to the closing of the acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition. The Company has finalized its purchase price allocation and based on the final valuation of intangible assets acquired, goodwill has increased $0.3 million and other intangibles have decreased by $0.3 million from the Company's initial estimate.

	August 10, 2007 (In thousands)
Current assets	$ 362
Property and equipment	776
Intangible assets	4,676
Goodwill	2,267
Total assets	8,081
Current liabilities	(903)
Long-term liabilities	(84)
Total liabilities	(987)
Net assets acquired	$7,094

Of the $4.7 million of acquired intangible assets, approximately $1.2 million was assigned to customer lists with an average life of 7 years, approximately $2.7 million was assigned to developed technology with an estimated life of 5 years, approximately $0.7 million was assigned to the Alabanza trade name with an expected life of 6 years and approximately $0.1 million was assigned to a non-compete agreement with the former owners of Alabanza with an expected life 3 years. Goodwill assigned totaled approximately $2.4 million, all of which is expected to be deductible for income tax purposes. The Company believes that the high amount of goodwill relative to identifiable intangible assets relates to the complementary service solution of Alabanza relative to our existing managed hosting solutions service offerings. In addition, the acquisition presents significant opportunities for operating cost synergies and cross-selling and up-selling opportunities

(c) Acquisition of netASPx, Inc.

On September 12, 2007, the Company acquired the outstanding capital stock of netASPx, Inc. ("netASPx"), an application management service provider, for total consideration of $41.0 million. The consideration consisted of $15.6 million in cash, subject to adjustment based on netASPx, Inc.'s cash at the closing date, and the issuance of 3,125,000 shares of Series A Convertible Preferred Stock (the "Preferred Stock"), with a fair value of $24.9 million at the time of issuance (see Note 15). In connection with the acquisition of netASPx, the Company entered into an escrow arrangement whereby 393,750 shares of the Preferred Stock were placed in escrow through June 2008, and represents value necessary to settle any breach of representations or warranties by the Company. The initial escrow is included as a component of the total consideration of $41.0 million. All shares held in escrow have been released. The historical operating results of netASPx have been included in the consolidated financial statements since the date of acquisition. Of the total consideration of $41.0 million, $40.5 million was initial consideration paid to the former owners of netASPx and $0.5 million represents direct costs related to the closing of the acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition. The Company has finalized its purchase price allocation and based on the final valuation of intangible assets acquired, during the fourth quarter of fiscal 2008, goodwill has increased $2.1 million and other intangibles have decreased by $1.7 million from the Company's initial estimate primarily related to an adjustment to the final valuation of the acquired customer backlog.

	September 12, 2007 (In thousands)
Current assets	$ 4,999
Property and equipment	3,750
Other assets	51
Intangible assets	19,200
Goodwill	17,656
Total assets	45,656
Current liabilities	(4,086)
Long-term liabilities	(535)
Total liabilities	(4,621)
Net assets acquired	$41,035

Of the $19.2 million of acquired intangible assets, approximately $11.2 million was assigned to customer backlog with an expected life of 5 years and approximately $8.0 million was assigned to customer relationships with an estimated life of 7 years. Goodwill assigned totaled approximately $17.7 million, of which approximately $12.5 million, based on carryover basis from prior purchases made by netASPx, is expected to be deductible for tax purposes. The Company believes that the high amount of goodwill relative to identifiable intangible assets relates to the addition to our applications management service offering of the netASPx product suite. In addition, the acquisition of netASPx presents significant opportunities for operating cost synergies and cross-selling and up-selling opportunities.

(d) Acquisition of iCommerce, Inc.

On October 12, 2007, the Company acquired the assets of iCommerce, Inc., a re-seller of dedicated hosting services. The total consideration was approximately $656,000 and consisted of cash of $400,000, common stock with a fair value at the acquisition date of $226,000 and direct costs necessary to close the acquisition of approximately $30,000. The operating results of iCommerce, Inc. have been included in the consolidated financial statements from the date of the acquisition. Of the total consideration, $573,000 was assigned to customer lists with an expected life of 5 years, $24,000 was assigned to property and equipment, and $59,000 was assigned to goodwill, all of which is deductible for income tax purposes. In connection with the transaction, the Company recorded liabilities of $30,000 related to direct closing costs.

(e) Unaudited Pro Forma Information

The following pro forma information summarizes the consolidated financial results for the fiscal years ended July 31, 2008 and 2007, respectively, as if the acquisitions of Jupiter, Alabanza, netASPx and iCommerce, Inc. had occurred at the beginning of each period:

	Fiscal Years Ending July 31,	
	2008	2007
	(In thousands)	
	Unaudited	Unaudited
Total revenue	$156,230	$167,333
Loss from continuing operations before discontinued operations	$ (8,400)	$ (29,435)
Net loss attributable to common stockholders	$ (12,103)	$ (32,427)
Net loss per share attributable to common stockholders	$ (0.35)	$ (1.06)

The pro forma results for the fiscal year ended July 31, 2007 include approximately $8.8 million of revenue related to a government contract with netASPx that was terminated effective April 30, 2007.

In connection with the acquisitions of Jupiter and Alabanza in August 2007, the Company received a waiver from its lending group permitting the use of amounts borrowed for the acquisitions of Jupiter and Alabanza; accordingly, $8.7 million was released from restricted cash at August 10, 2007. In addition, in connection with the acquisition of netASPx in September 2007, the Company refinanced its credit agreement. See Note 11 below.

(8) Discontinued Operations

In August 2007, the Company launched America's Job Exchange ("AJE"), an employment services web site. This site utilizes technology developed in connection with the provision of services to a former customer. Upon termination of the use of the service by our customer, AJE was launched as an independent employment services site utilizing an advertising revenue and premium enhanced services model. In August 2007, the Company determined that AJE is not core to its business and pursuant to a plan developed in August 2007, the Company is actively seeking to dispose of AJE and, accordingly, the results of its operations, its assets and liabilities and its cash flows have been presented as discontinued operations in these condensed consolidated financial statements. The Company expects that AJE will be disposed of during fiscal year 2009. Subsequent to disposal, the Company does not expect to have any on-going involvement in the operations of AJE. Operating results related to AJE for the fiscal year ended July 31, 2008 were as follows:

	Fiscal Year Ended July 31, 2008
Revenue	$ 313
Cost of revenues	703
Depreciation and amortization	115
Total cost of revenues	818
Gross profit (loss)	(505)
Operating expenses:	
Selling and marketing	207
Loss from discontinued operations before income taxes	(712)
Income taxes	—
Loss from discontinued operations, as reported	$(712)

The recorded assets and liabilities of AJE at July 31, 2008 were not material.

(9) Investment in Debt Securities

In a privately negotiated transaction in October 2002 and in a series of open market transactions from certain other third-party holders, we acquired an aggregate principal amount of approximately $36.3 million face value, 10% convertible senior notes (Interliant Notes) due in 2006 of Interliant, Inc. (Interliant) for total consideration of approximately $2.0 million. Interliant was a provider of managed services, which filed a petition under Chapter 11 of Title 11 of the United States Bankruptcy Code in the Southern District of New York (White Plains) on August 5, 2002, and we made this investment with the intention of participating in the reorganization/sale of Interliant.

On May 16, 2003, the Bankruptcy Court confirmed us as the successful bidder for the purchase of Interliant's assets. We used $0.6 million of the first projected distributions to be made on our Interliant Notes as partial payment for the assets acquired and we reduced the carrying value of the Interliant Notes by this amount. On September 30, 2004, the Third Amended Plan of Liquidation of Interliant and its affiliated debtors became effective. As a result of unfavorable facts and circumstances occurring during the fiscal year ended July 31, 2005, as learned from bankruptcy counsel, which negatively impacted the recoverability of our investment, the Company recorded an impairment charge in the amount of $1.1 million, reducing the carrying value of the Interliant Notes to approximately $0.2 million, which was fully collected during the fiscal year ended July 31, 2007.

(10) Accrued Expenses

Accrued expenses consist of the following:

	July 31, 2008	July 31, 2007
	(In thousands)	
Accrued payroll, benefits and commissions	$ 4,561	$ 6,311
Accrued legal	229	220
Accrued accounts payable	3,256	3,633
Accrued sales/use, property and miscellaneous taxes	599	889
Accrued other	2,467	1,880
	$11,112	$12,933

(11) Debt

Debt consists of the following:

	July 31, 2008	July 31, 2007
	(In thousands)	
Term Loan, net	$113,950	$90,000
Notes payable to the AppliedTheory Estate	—	6,000
Other notes payable	—	163
Total	113,950	96,163
Less current portion	6,100	7,063
Long-term debt	$107,850	$89,100

(a) Senior Secured Credit Facility

In June 2007, the Company entered into a senior secured credit agreement (the "Credit Agreement") with a syndicated lending group. The Credit Agreement consisted of a six year single draw term loan (the "Term Loan") totaling $90.0 million and a five year $10.0 million revolving credit facility (the "Revolver"). Proceeds from the Term Loan were used to pay our obligations under the Silver Point Debt (see below), to pay fees and expenses totaling approximately $1.5 million related to the closing of the Credit Agreement, to provide financing for data center expansion (totaling approximately $8.7 million) and for general corporate purposes. Borrowings under the Credit Agreement were guaranteed by the Company and all of its subsidiaries.

Under the Term Loan, the Company is required to make principal amortization payments during the six year term of the loan in amounts totaling $0.9 million per annum, paid quarterly on the first day of the Company's fiscal quarters. In April 2013, the balance of the Term Loan becomes due and payable. The outstanding principal under the Credit Agreement is subject to prepayment in the case of an Event of Default, as defined in the Credit Agreement. In addition, amounts outstanding under the Credit Agreement are subject to mandatory pre-payment in certain cases including, among others, a change in control of the Company, the incurrence of new debt and the issuance of equity of the Company. In the case of a mandatory pre-payment resulting from a debt issuance, 100% of the proceeds must be used to prepay amounts owed under the Credit Agreement. In the case of an equity offering, the Company is entitled to retain the first $20.0 million raised and must prepay amounts owed under the Credit Agreement with 50% of the proceeds from an equity offering that exceed $20.0 million.

Amounts outstanding under the Credit Agreement bear interest at either the LIBOR rate plus 3.5% or the Base Rate, as defined in the Credit Agreement, plus the Federal Funds Effective Rate plus 0.5%, at the Company's option. Upon the attainment of a Consolidated Leverage Ratio, as defined, of no greater than 3:1, the interest rate under the LIBOR option can decrease to LIBOR plus 3.0%. Interest becomes due and is payable quarterly in arrears. The Credit Agreement requires us to maintain interest rate arrangements to minimize exposure to interest rate fluctuations on an aggregate notional principal amount of 50% of amounts borrowed under the Term Loan (see Note 12).

The Credit Agreement requires us to maintain certain financial and non-financial covenants. Financial covenants include a minimum fixed charge coverage ratio, a maximum total leverage ratio and an annual capital expenditure limitation. At July 31, 2007 we had exceeded the maximum allowable annual capital expenditures under the terms of the Credit Agreement for the fiscal year ended July 31, 2007. In September 2007, in connection with the Amended Credit Agreement we received an increase in the maximum allowable annual capital expenditures for the fiscal year ended July 31, 2007, which waived the violation as of July 31, 2007. Non-financial covenants include restrictions on our ability to pay dividends, make investments, sell assets, enter into merger or acquisition transactions, incur indebtedness or liens, enter into leasing transactions, alter our capital structure or issue equity, among others. In addition, under the Credit Agreement, we are allowed to borrow, through one or more of our foreign subsidiaries, up to $10.0 million to finance data center expansion in the United Kingdom.

Proceeds from the Term Loan were used to extinguish all of the Company's outstanding debt with Silver Point Finance LLC. At the closing of the Credit Agreement, the Company had $75.5 million outstanding with Silver Point Finance LLC, which was paid in full. In addition, the Company incurred a $3.0 million pre-payment penalty which was paid with the proceeds of the Term Loan. At the closing of the Credit Agreement, the Company's revolving commitment with Atlantic (see below) was also terminated.

In August 2007, the Company entered into Amendment, Waiver and Consent Agreement No. 1 to the Credit Agreement (the "Amendment"). The Amendment permitted us to use approximately $8.7 million of cash originally borrowed under the Credit Agreement, which was restricted for data center expansion to partially fund the acquisition of Jupiter and Alabanza (see Note 7 above) and amended the Credit Agreement to permit the issuance of up to $75.0 million of Permitted Indebtedness, as defined. Permitted Indebtedness must be unsecured, require no amortization payment and not become due or payable until 180 days after the maturity date of the Credit Agreement in June 2013.

In September 2007, the Company entered into an Amended and Restated Credit Agreement ("Amended Credit Agreement"). The Amended Credit Agreement provided the Company with an incremental $20.0 million in term loan borrowings and amended the rate of interest to LIBOR plus 4.0%, with a step-down to LIBOR plus 3.5% upon attainment of a 3:1 leverage ratio. All other terms of the Credit Agreement remained substantially the same. The Company recorded a loss on debt extinguishment of approximately $1.7 million for the six months ended January 31, 2008 to reflect this extinguishment of the Credit Agreement, in accordance with EITF 96-19 "Debtor's Accounting for a Modification or Exchange of Debt Instruments."

In January 2008, the Company entered into Amendment, Waiver and Consent Agreement No. 3 to the Amended Credit Agreement (the "January Amendment"). The January Amendment amended the definition of Permitted UK Datasite Buildout Indebtedness (as that term is defined in the Amended Credit Agreement) to total $16.5 million as compared to $10.0 million and requires the reduction of the $16.5 million to no less than $10.0 million as such indebtedness is repaid as to principal.

In June 2008, the Company entered into Amendment and Consent Agreement No. 4 to the Amended Credit Agreement (the "June Amendment"). The June Amendment (i) amended the definition of Permitted UK Datasite Buildout Indebtedness (as that term is defined in the Amended Credit Agreement) to total $33 million as compared to $16.5 million, (ii) increased to $20 million the maximum amount of contingent obligations relating to all leases for any period of twelve months, and (iii) increased the rate of interest to either (x) LIBOR rate plus 5.0% or (y) Base Rate, as defined in the Amended Credit Agreement, plus 4.0%.

At July 31, 2008, the Company was not in compliance with its financial covenants of leverage, fixed charges and annual capital expenditures. In October 2008, the Company entered into Amendment, Waiver and Consent Agreement No. 5 which, among other things, waived these violations as of July 31, 2008 (see Note 18).

At July 31, 2008, $114.0 million was outstanding under the Amended Credit Agreement of which $5.0 million was outstanding under the Revolver.

(b) Term Loans and Revolving Credit Facilities

In April 2006, we entered into a senior secured term loan and senior secured revolving credit facility, (the "Silver Point Debt") with Silver Point Finance LLC, ("Silver Point"). The term loan consisted of a five year single-draw term loan in the aggregate amount of $70 million. Proceeds under the term loan were used to repay certain maturing debt, to pay fees expenses totaling approximately $4.9 million related to the closing of the credit facility and increase borrowing available for general corporate purposes. Borrowings under the term loan were guaranteed by the Company and all of its subsidiaries. During the first twelve months of the loan, we were required to make quarterly interest only payments to Silver Point. Commencing one year after the closing date of the loan, we were scheduled to begin making quarterly principal payments. The original maturity date of the Silver Point term loan was April 11, 2011. Silver Point was entitled to prepayment of the outstanding balance under the term loan, if any, upon the occurrence of various events, including among others, if the Company sells assets and does not reinvest the proceeds in assets or receives cash proceeds from the incurrence of any indebtedness, has excess cash, or closes an equity financing transaction, provided that the first $10 million plus 50% of the remaining net proceeds from an equity financing was not subject to the mandatory prepayment requirement. Generally, prepayments were subject to a prepayment premium ranging from 8%-1% depending upon the timing of the prepayment (see Note 12). The unpaid amount of the term loan and accrued interest thereon as well as all other obligations related to the Silver Point Debt would become due and payable immediately upon the occurrence and continuation of any event of default. Under the term loan agreement, we complied with various financial and non-financial covenants. The financial covenants included among others, a minimum fixed charge coverage ratio, a maximum consolidated leverage ratio, a minimum consolidated EBITDA and maximum annual capital expenditure limitation. The primary non-financial covenants restricted our ability to pay dividends, make investments, engage in transactions with affiliates, sell assets, conduct mergers or acquisitions, incur indebtedness or liens, alter our capital structure and sell stock.

Amounts outstanding under the Silver Point term loan bore interest at either a) 7% per annum plus, the greater of i) Prime Rate, and ii) the Federal Funds Effective Rate plus 3%, or b) 8% plus LIBOR. To the extent interest payable on the term loan a) exceeded the LIBOR rate plus 5% in year one or b) exceeded the LIBOR Rate plus 7% for the years thereafter, such amounts exceeding the threshold would have been capitalized and added to the outstanding principal amount of the term loan and bore interest. Outstanding amounts under the Silver Point revolving credit facility bore interest at either: a) 7% per annum plus, the greater of i) Prime Rate, and ii) the Federal Funds Effective Rate plus 3%, or b) 8% plus LIBOR. Interest was payable in arrears on the last day of the month for non-LIBOR rate loans, and the last day of the chosen interest period (one, two or three months) for LIBOR rate loans. In connection with the Silver Point borrowings, we were required to maintain interest rate arrangements to minimize exposure to interest rate fluctuations on an aggregate notional principal amount of a portion of the loan (see Note 12).

In connection with the Silver Point borrowing, the Company issued two warrants to purchase an aggregate amount of 3,514,933 shares of common stock of the Company at an exercise price of $0.01 per share. These warrants were not exercisable until after 90 days following the closing date of the Silver Point borrowings and will expire on April 11, 2016. The warrants were valued using the Black-Scholes option-pricing model and were recorded in our Consolidated Balance Sheet as a discount to the loan amount of $9.1 million at inception and were being amortized into interest expense over the five-year term of the Credit Facility.

In February 2007, the Company entered into Amendment No. 4 and Waiver to Credit and Guaranty Agreement (the "SP Amendment") with Silver Point. Under the SP Amendment, Silver Point provided to the Company an additional term loan in the original principal amount of $3,762,753, (the "Supplemental Term Loan"). The terms of the Supplemental Term Loan were identical to the original terms of the Silver Point Debt. Amounts borrowed under the Supplemental Term Loan were used for working capital and other general corporate purposes.

In February, 2007, in connection with the Amendment, the Company issued warrants to Silver Point to purchase an aggregate of 415,203 shares of common stock at an exercise price of $0.01 per share. The warrants were fair valued using the Black-Scholes option-pricing model and were recorded in our Consolidated Balance Sheet at inception as a discount to the loan amount of $2.2 million and were being amortized into interest expense over the five-year term of the credit facility.

The fair value of the warrants issued in connection with the issuance of the debt to Silver Point Debt (noted above) was determined using the Black-Scholes option-pricing model with the following assumptions:

	Warrant Issue Date:	
	April 2006	February 2007
Expected life (in years)	10	10
Expected volatility	101.21%	105.96%
Expected dividend rate	0.00%	0.00%
Risk-free interest rate	4.44%	4.58%

The proceeds of the borrowings from Silver Point in April 2006 and February 2007, were allocated to the debt and the warrants by measuring each component's relative fair value. The debt agreements were entered into at market value, and as such, the difference between the total proceeds received and the fair value of the warrants represented both the residual and relative fair value of the debt. Therefore, the debt and equity components of the arrangement were recorded at their relative fair values.

The fair value of $9.1 million and $2.2 million for the warrants issued in April 2006 and February 2007, respectively, was recorded as additional paid-in capital and as a discount to the loan amount in our Consolidated

Balance Sheets upon issuance. The loan discount amounts were being amortized into interest expense over the five-year term of the credit facility.

The Silver Point Debt was paid in full in June 2007, as discussed in Note 11(a) above.

(c) Note Payable to Atlantic Investors, LLC

In January 2003, we entered into a $10.0 million Loan and Security Agreement ("Atlantic Loan") with Atlantic Investors, LLC ("Atlantic"), a related party. The Atlantic Loan bore interest rate at 8% per annum. In April 2006, the Company entered into an Amended and Restated Loan Agreement with Atlantic, in connection with and as a condition precedent to the Credit Facility with Silver Point, which amended and restated the existing loan agreement between the Company and Atlantic. Under the Atlantic amendment and related transaction documents, Atlantic agreed to i) reduce the availability of the Atlantic Loan to the amount outstanding as of April 2006 of $3.0 million and approximately $0.7 million of accrued interest; ii) agreed that this indebtedness shall become an unsecured obligation of the Company; iii) agreed to subordinate this indebtedness to amounts owed by the Company to Silver Point; and iv) agreed to extend the maturity date of the loan to the earlier of the date that is 90 days after the earlier of (a) April 11, 2011, and (b) the date all obligations under the Silver Point Debt have been paid in full.

The principal and accrued interest of the Atlantic Loan from time to time became convertible into shares of the Company's common stock at $2.81 per share, (the market price of our stock on April 11, 2006), 90 days following April 11, 2006.

In January 2007, Atlantic converted all of the remaining principal and accrued interest of $3,863,610 into 1,374,950 shares of the Company's common stock.

(d) Revolving Credit Facility with Atlantic Investors, LLC

On April 11, 2006, we entered into an unsecured subordinated Revolving Credit Agreement with Atlantic Investors LLC, in connection with and as a condition precedent to the Silver Point Debt, whereby the Company established a subordinated revolving credit facility with Atlantic (the "Atlantic Facility") in the amount not to exceed $5 million. Credit advances under the Atlantic Facility bore interest at either: (a) 7% per annum plus, the greater of (i) Prime Rate, or (ii) the Federal Funds Effective Rate plus 3%, or (b) 8% plus LIBOR. Interest was, at the Company's option, to be paid in cash or promissory notes. All outstanding amounts under the Atlantic Facility shall be paid in full by the Company no later than the date that is 90 days after the earlier of: (a) April 11, 2011, and (b) the date all obligations under the Silver Point Debt have been paid in full.

The Atlantic Facility was terminated in connection with the Company's debt refinancing in June 2007 (see Note 11(a) above).

(e) Notes Payable to the AppliedTheory Estate

As part of CBTM's acquisition of certain AppliedTheory assets, CBTM made and issued two unsecured promissory notes totaling $6.0 million ("Estate Liability") due to the AppliedTheory Estate in June 2006. The Estate Liability bears interest at 8% per annum, which is due and payable annually. In July 2006, the Company reached agreement with the secured creditors of AppliedTheory to settle certain claims against the estate of AppliedTheory and repay the outstanding notes including accrued interest for approximately $5.0 million. At July 31, 2007, we had approximately $0.5 million in accrued interest related to these notes. In June 2008 the settlement agreement was approved by the bankruptcy court, the $5.0 million was released from escrow and the Company recognized a gain on the settlement of $1.6 million.

(f) Notes Payable to Landlord

As part of an amendment to our 400 Minuteman Road lease, $2.2 million of our future payments to the landlord of our 400 Minuteman Road facility were transferred into a note payable ("Landlord Note"). The $2.2 million represents leasehold improvements made by the landlord, on our behalf, to the 400 Minuteman location in order to facilitate the leasing of a portion of the facility ("First Lease Amendment"), as well as common area maintenance and property taxes associated with the space. The Landlord Note bore interest at an annual rate of 11% and required 36 equal monthly payments of principal and interest. The final payment was due and paid in November 2006.

In addition, during fiscal year 2004, we paid $120,000 and we entered into a separate $150,000 note ("Second Landlord Note") with the landlord for additional leasehold improvements to facilitate a subleasing transaction involving a specific section of the 400 Minuteman Road location. The Second Landlord Note bore interest at an annual rate of 11% and required 36 equal monthly payments of principal and interest. The final payment was due and paid on March 1, 2007.

(12) Derivative Instruments

In October 2007, in connection with the execution of the Amended Credit Agreement in September 2007, (See Note 11(a)) the Company purchased a second interest rate cap totaling $10.0 million of notional amount, as the Amended Credit Agreement required a minimum notional amount of 50% of all Indebtedness, as defined in the Amended Credit Agreement. As of July 31, 2008 the fair value of these interest rate derivatives (representing a notional amount of approximately $56 million at July 31, 2008) was approximately $0.1 million which is included in "Other Assets" in the Company's Consolidated Balance Sheets. The change in fair value during fiscal year 2008 of approximately $0.1 million was charged to Other income, net during the fiscal year ended July 31, 2008.

In May 2006, the Company purchased an interest rate cap on a notional amount of 70% of the then outstanding principal of the Silver Point Debt (see Note 11(b)). The Company paid approximately $320,000 to lock in a maximum variable interest rate of 6.5% that could be charged on the notional amount during the term of the agreement. In June 2007, upon refinancing of the Silver Point Debt (see Note 11(a)), the Company maintained the interest rate cap, as the Credit Agreement required a minimum notional amount of 50% of the outstanding principal of the Credit Agreement (see Note 11(a)). In October 2007, in connection with the execution of the Amended Credit Agreement in September 2007 (see Note 11(a)), the Company purchased a second interest rate cap totaling $10.0 million of notional amount, as the Amended Credit Agreement required a minimum notional amount of 50% of all Indebtedness, as defined in the Amended Credit Agreement. As of July 31, 2007, the fair value of the interest rate cap was approximately $0.1 million which is included in "Other Assets" in the Company's Consolidated Balance Sheets. The change in fair value during fiscal year 2007 of approximately $0.1 million was charged to Other income, net during the fiscal year ended July 31, 2007.

The Silver Point Debt carried a prepayment penalty which was determined to be an embedded derivative and was required to be separately valued from the Silver Point Debt (see Note 11(b)). In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), the Company calculated the fair value of this embedded derivative to be approximately $867,000 upon the closing of the Silver Point Debt, the total of which was included in the Consolidated Balance Sheets at the time of issuance as a discount to the Silver Point Debt with an offsetting amount included in "Other long-term liabilities." Major assumptions used to determine the fair value of the embedded derivative included future value of the Company's common stock and the probability of early repayment of the Silver Point Debt. In accordance with SFAS 133, amortization of the embedded derivative, calculated on a straight line basis, was included in interest expense and reduced the discount to the Silver Point Debt over the term that the Silver Point Debt was outstanding. The value of the embedded derivative was evaluated quarterly with changes in the value of the embedded derivative recorded as an adjustment to interest expense previously recorded and to the discount to the Silver Point Debt with an offsetting adjustment to "Other long-term liabilities." Upon execution of the Credit Agreement (see Note 11(a)), the unamortized discount to the debt and the fair value of the embedded derivative were written off and included in Loss on Debt Extinguishment in the Consolidated Statement of Operations for the fiscal year ended July 31, 2007.

(13) Commitments and Contingencies

(a) Leases

Abandoned Leased Facilities. During fiscal year 2003, we abandoned our administrative space on the second floor of our 400 Minuteman Road, Andover, MA leased location. We continue to maintain and operate our Data Center on the first floor of the building. While we remain obligated under the terms of the lease for the rent and other costs associated with the second floor of the building, we ceased to use the space on January 31, 2003. Therefore, in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," we recorded a charge to our earnings in fiscal year 2003 of approximately $5.4 million to recognize the costs of exiting the space. The liability is equal to the total amount of rent and other direct costs for the period of time the second floor of the building was expected to remain unoccupied plus the present value of the amount by which the rent paid by us to the landlord exceeds any rent paid to us by a tenant under the terms of a sublease over the remainder of the initial lease term, which is January 2012. During fiscal year 2004, $2.2 million of our future payments to the landlord of our 400 Minuteman Road facility were transferred into a note payable, which was paid in full as of July 31, 2007 (see Note 11(f)).

During the first quarter of fiscal year 2004, we abandoned administrative office space at 55 Francisco St., San Francisco, CA and data center space and office space located at Westwood Center, Vienna, VA. While we remain obligated under the terms of these leases for the rent and other costs associated with these leases, we made the decision to cease using these spaces on October 31, 2003 and have no foreseeable plans to occupy them in the future. Therefore, in accordance with SFAS No. 146, we recorded a charge to our earnings in the first quarter of fiscal year 2004 of approximately $1.1 million to recognize the costs of exiting the space. The liability is equal to the total amount of rent and other direct costs for the period of time space is expected to remain unoccupied plus the present value of the amount by which the rent paid by us to the landlord exceeds any rent paid to us by a tenant under a sublease over the remainder of the lease terms, which expired in January 2006 for San Francisco, CA and in July 2005 for Vienna,VA.

During the fourth quarter of fiscal year 2004, we abandoned administrative office spaces in Houston, TX, San Jose, CA and Syracuse, NY. While we remain obligated under the terms of these leases for the rent and other costs associated with these leases, we made the decision to cease using these spaces during the fourth quarter of fiscal year 2004 and have no foreseeable plans to occupy them in the future. Therefore, in accordance with SFAS No. 146, we recorded a charge to our earnings in the fourth quarter of fiscal year 2004 of approximately $2.7 million to recognize the costs of exiting these spaces. The liability is equal to the total amount of rent and other direct costs for the period of time the spaces are expected to remain unoccupied plus the present value of the amount by which the rent paid by us to the landlord exceeds any rent paid to us by a tenant under a sublease over the remainder of the lease terms, which expired in October 2008 for Houston, TX, November 2006 for San Jose, CA and December 2007 for Syracuse, NY.

During the fourth quarter of fiscal year 2004, we recorded a $284,000 net impairment charge to cost of revenue triggered by a change in the expected recovery from a sublease arrangement at the abandoned lease in Vienna, VA. The lease on this facility expired in July 2005.

Also during the fourth quarter of fiscal year 2004, in conjunction with the Surebridge acquisition, we impaired administrative space in office leases in Bedford, NH and two leases in Atlanta, GA as these spaces provided no economic benefit to the combined Company.

During the first quarter of fiscal year 2005, we abandoned our administrative space at 10 Maguire Road in Lexington, MA. While we remain obligated under the terms of this lease for the rent and other costs associated with this lease, we made the decision to cease using this space during the first quarter of fiscal year 2005 and have no foreseeable plans to occupy it in the future. Therefore, in accordance with SFAS No. 146, we recorded a charge to our current earnings in the first quarter of fiscal year 2005 of approximately $0.7 million to recognize the costs of exiting this space. The liability is equal to the total amount of rent and other direct costs for the period of time the space was expected to remain unoccupied. The lease expired in April 2006.

The Company recorded $1.2 million of net lease impairment charges during fiscal year 2005, resulting from costs associated with the abandonment of administrative space at 10 Maguire Road in Lexington, MA, adjustments relating to lease modifications for our Syracuse, NY and Vienna, VA facilities and revisions in assumptions associated with other impaired facilities, offset by a $0.6 million impairment credit to operating expense, resulting from a settlement with the landlord of the Company's abandoned property in La Jolla, CA.

The Company recorded $1.4 million of net lease impairment charges during fiscal year 2006, resulting from an adjustment to a lease modification for our Chicago facility and revisions in assumptions associated with other impaired facilities, offset by a $0.2 million impairment credit to operating expense, resulting from a settlement with the landlord of the Company's abandoned property in Lexington, MA.

The Company recorded $0.2 million of net lease impairment recoveries during fiscal year 2007, resulting from an adjustment to a lease modification for our Chicago facility and revisions in assumptions associated with other impaired facilities, offset by a $0.06 million impairment charge to operating expenses, resulting from the abandonment of certain space in our Syracuse, NY facility.

All impairment expense amounts recorded are included in the caption "Impairment, restructuring and other, net" in the accompanying Consolidated Statements of Operations.

Details of activity in the lease exit accrual for the year ended July 31, 2008 were as follows (in thousands):

Lease Abandonment Costs for:	Balance at July 31, 2007	Expense	Purchase Accounting and Other Adjustments	Payments, Less Accretion of Interest	Balance at July 31, 2008
Andover, MA	$ 406	$—	$ —	$ (144)	$ 262
Chicago, IL	409	—	—	(159)	250
Houston, TX	481	—	—	(368)	113
Syracuse, NY	166	—	—	(166)	—
Syracuse, NY	46	—	—	(25)	21
Santa Clara, CA	—	—	165	(88)	77
Santa Clara, CA	—	—	5	(5)	—
Herndon, VA	—	—	167	(111)	56
Minneapolis, MN	—	—	762	(256)	506
	$1,508	$—	$1,099	$(1,322)	$1,285

Minimum annual rental commitments under operating leases and other commitments are as follows as of July 31, 2008:

Description	Total	Less than 1 Year	Year 2	Year 3	Year 4	Year 5	After Year 5
				(In thousands)			
Short/Long-term debt	$113,950	$ 6,100	$ 1,100	$ 1,100	$ 1,100	$104,550	—
Interest on debt (a)	43,144	9,051	8,888	8,797	8,709	7,699	—
Capital leases	30,840	5,917	4,076	2,956	2,801	2,770	12,320
Bandwidth commitments	4,178	2,321	1,473	384	—	—	—
Property leases (b)(c)(d)	83,946	12,578	10,603	8,839	8,913	9,070	33,943
	$276,058	$35,967	$26,140	$22,076	$21,523	$124,089	$46,263

(a) Interest on debt assumes Libor is fixed at 3.16%.

(b) Amounts exclude certain common area maintenance and other property charges that are not included within the lease payment.

(c) On February 9, 2005, the Company entered into an Assignment and Assumption Agreement with a Las Vegas-based company, whereby this company purchased from us the right to use 29,000 square feet in our Las Vegas data center, along with the infrastructure and equipment associated with this space. In exchange, we received an initial payment of $600,000 and were to receive $55,682 per month over two years. On May 31, 2006, we received full payment for the remaining unpaid balance. This agreement shifts the responsibility for management of the data center and its employees, along with the maintenance of the facility's infrastructure, to this Las Vegas-based company. Pursuant to this agreement, we have subleased back 2,000 square feet of space, allowing us to continue servicing our existing customer base in this market. Commitments related to property leases include an amount related to the 2,000 square feet sublease.

(d) In July 2008, the Company entered into a lease agreement for approximately 11,000 square feet of data center space in the U.K. (see Note 17). The Company has not yet accepted delivery of the data center and therefore the future committed property lease amounts are not reflected as of July 31, 2008.

Total bandwidth expense for bandwidth commitments was $5.9 million, $4.0 million, and $4.6 million for the fiscal years ended July 31, 2008, 2007 and 2006, respectively.

Total rent expense for property leases was $13.2 million, $11.0 million and $9.8 million for fiscal years ended July 31, 2008, 2007 and 2006, respectively.

With respect to the property lease commitments listed above, certain cash amounts are restricted pursuant to terms of lease agreements with landlords. At July 31, 2008, restricted cash of approximately $1.9 million related to these lease agreements and consisted of certificates of deposit and a treasury note and are recorded at cost, which approximates fair value.

(b) Legal Matters

IPO Securities Litigation

In 2001, lawsuits naming more than 300 issuers and over 50 investment banks were filed in the United States District Court for the Southern District of New York and assigned to the Honorable Shira A. Scheindlin (the "Court") for all pretrial purposes (the "IPO Securities Litigation"). Between June 13, 2001 and July 10, 2001 five purported class action lawsuits seeking monetary damages were filed against us, Joel B. Rosen, our then chief executive officer, Kenneth W. Hale, our then chief financial officer, Robert E. Eisenberg, our then president, and the underwriters of our initial public offering of October 22, 1999. On September 6, 2001, the Court consolidated the five similar cases and a consolidated, amended complaint was filed on April 19, 2002 (the "Class Action

Litigation") against us and Messrs. Rosen, Hale and Eisenberg (collectively, the "NaviSite Defendants") and against underwriter defendants Robertson Stephens (as successor-in-interest to BancBoston), BancBoston, J.P. Morgan (as successor-in-interest to Hambrecht & Quist), Hambrecht & Quist and First Albany. The plaintiffs uniformly alleged that all defendants, including the NaviSite Defendants, violated Sections 11 and 15 of the Securities Act of 1933, Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 by issuing and selling our common stock in the offering, without disclosing to investors that some of the underwriters, including the lead underwriters, allegedly had solicited and received undisclosed agreements from certain investors to purchase aftermarket shares at pre-arranged, escalating prices and also to receive additional commissions and/or other compensation from those investors. The Class Action Litigation seeks certification of a plaintiff class consisting of all persons who acquired shares of our common stock between October 22, 1999 and December 6, 2000. The claims against Messrs. Rosen, Hale and Eisenberg were dismissed without prejudice on November 18, 2002, in return for their agreement to toll any statute of limitations applicable to those claims. At this time, plaintiffs have not specified the amount of damages they are seeking in the Class Action Litigation. On October 13, 2004, the Court certified a class in a sub-group of cases (the "Focus Cases") in the IPO Securities Litigation, which was vacated on December 5, 2006 by the United States Court of Appeals for the Second Circuit (the "Second Circuit"). The Class Action Litigation is not one of the Focus Cases. Plaintiffs-appellees' January 5, 2007 petition with the Second Circuit for rehearing and rehearing en banc was denied by the Second Circuit on April 6, 2007. Plaintiffs renewed their certification motion in the Focus Cases on September 27, 2007 as to redefined classes pursuant to Fed. R. Civ. P. 23(b)(3) and 23(c)(4). On October 3, 2008, after briefing, in connection with the renewed class certification proceedings was completed, plaintiffs withdrew without prejudice the renewed certification motion in the Focus Cases. On October 10, 2008, the Court confirmed plaintiffs' request and directed the clerk to close the renewed certification motion. Additionally, on August 14, 2007, plaintiffs filed amended class action complaints in the Focus Cases, along with an accompanying set of Amended Master Allegations (collectively, the "Amended Complaints"). Plaintiffs therein (i) revise their allegations with respect to (1) the issue of investor knowledge of the alleged undisclosed agreements with the underwriter defendants and (2) the issue of loss causation; (ii) include new pleadings concerning alleged governmental investigations of certain underwriters; and (iii) add additional plaintiffs to certain of the Amended Complaints. On March 26, 2008, the Court entered an order granting in part and denying in part the motions to dismiss filed by the defendants named in the Focus Cases. Specifically, the Court dismissed the Section 11 claims brought by plaintiffs (1) who lacked recoverable Section 11 damages and (2) whose claims were time barred, but otherwise denied the motions as to the other claims alleged in the Amended Complaints.

On October 12, 2007, a purported shareholder of the Company filed a complaint for violation of Section 16(b) of the Securities Exchange Act of 1934, which prohibits short-swing trading, against two of the underwriters of the public offering at issue in the Class Action Litigation. The complaint is pending in the United States District Court for the Western District of Washington and is captioned Vanessa Simmonds v. Bank of America Corp., et al. An amended complaint was filed on February 28, 2008. Plaintiff seeks the recovery of short-swing profits from the underwriters on behalf of the Company, which is named only as a nominal defendant and from whom no recovery is sought. Similar complaints have been filed against the underwriters of the public offerings of approximately 55 other issuers also involved in the IPO Securities Litigation. A joint status conference was held on April 28, 2008, at which the Court stayed discovery and ordered the parties to file motions to dismiss by July 25, 2008. On July 25, 2008, the Company joined 29 other nominal defendant issuers and filed Issuer Defendants' Joint Motion to Dismiss the Amended Complaint. On the same date, the Underwriter Defendants also filed a Joint Motion to Dismiss. On September 8, 2008, plaintiff filed her oppositions to the motions. The replies in support of the motions to dismiss were filed on October 23, 2008.

We believe that the allegations against us are without merit and we intend to vigorously defend against the plaintiffs' claims. Due to the inherent uncertainty of litigation, we are not able to predict the possible outcome of the suits and their ultimate effect, if any, on our business, financial condition, results of operations or cash flows.

Other litigation

In October 2007, the Company, pursuant to its integration plans, closed the former Alabanza data center in Baltimore, Maryland and moved all equipment to the Company's data center in Andover, Massachusetts (the "Data Migration"). In connection with the Data Migration, the Company encountered unforeseen circumstances which led to extended down-time for certain of its customers.

On November 14, 2007, Pam Kagan Marketing, Inc., d/b/a Earthplaza, filed a complaint in the United States District Court for the District of Maryland (the "Court") against the Company and Alabanza Corporation seeking a class status for the customers who experienced web hosting service interruptions as a result of the Data Migration (the "November Class Action Litigation"). The total damages claimed approximate $5.0 million. On January 4, 2008, Palmatec, LLC, NYC Merchandise and Taglogic RFID, Ltd. filed a complaint in the Maryland State Court, Circuit Court for Baltimore against the Company seeking a class status for the direct customers (the "Direct Subclass") and the entities that purchased hosting services from those direct customers (the "Non-Privity Subclass") (the "January Class Action Litigation"). The total damages claimed approximate $10.0 million. The January Class Action Litigation was removed to the Court by the Company. On May 11, 2008, the Court issued an order consolidating the two cases. On August 5, 2008, the plaintiffs in the January Class Action Litigation voluntarily withdrew their case, without prejudice, because of the inadequacy of their class representative. The claims of the Direct Subclass continue to be litigated in the November Class Action Litigation. The Company believes that the potential plaintiffs in the combined class action may be denied class status and further, that the plaintiffs' claims are without merit. The Company plans to defend itself vigorously; however, at this time, due to the inherent uncertainty of litigation, we are not able to predict the possible outcome of the suit and its ultimate effect, if any, on our business, financial condition, results of operations or cash flows.

(14) Income Taxes

Total income tax expense (benefit) for the years ended July 31, 2008, July 31, 2007, and July 31, 2006, consisted of the following:

	July 31, 2008			July 31, 2007			July 31, 2006		
	Current	Deferred	Total	Current	Deferred (In thousands)	Total	Current	Deferred	Total
Federal	$—	$1,461	$1,461	$—	$ 868	$ 868	$—	$ 868	$ 868
Foreign	—	(78)	(78)	—	—	—	—	—	—
State	—	451	451	—	305	305	—	305	305
	$—	$1,834	$1,834	$	$1,173	$1,173	$ 1	$1,173	1,173

The actual tax expense for the years ended July 31, 2008, July 31, 2007, and July 31, 2006, differs from the expected tax expense for the three years as follows:

	July 31, 2008	July 31, 2007 (In thousands)	July 31, 2006
Computed "expected" tax expense (benefit)	$(2,087)	$(8,411)	$(4,338)
State taxes, net of federal income tax benefit	298	201	201
Losses not benefited	3,623	9,383	5,310
Total	$ 1,834	$ 1,173	$ 1173

Temporary differences between the financial statement carrying and tax bases of assets and liabilities that give rise to significant portions of deferred tax assets (liabilities) are comprised of the following:

	July 31, 2008	July 31, 2007
	(In thousands)	
Deferred tax assets:		
Accruals and reserves	$ 12,407	$ 8,604
Loss carryforwards	71,259	53,186
Depreciation and amortization	11,818	23,491
Total deferred tax assets	$ 95,484	$ 85,281
Less: Valuation allowance	(95,484)	(85,281)
Deferred tax liabilities:		
Amortization of tax goodwill	$ (5,597)	$ (3,685)
Net deferred assets/(liabilities)	$ (5,597)	$ (3,685)

The valuation allowance increased by $10.2 million and $8.5 million for the years ended July 31, 2008 and 2007, respectively. Approximately $8.1 million of the valuation allowance at July 31, 2008 relates to acquired deferred tax benefits, the benefit of which would be recorded as a credit to goodwill and other noncurrent intangible assets, if realized.

The Company has recorded a full valuation allowance against its deferred tax assets since management believes that, after considering all the available objective evidence, both positive and negative, historical and prospective, with greater weight given to historical evidence, it is not more likely than not that these assets will be realized.

As a result of the transaction on September 11, 2002, as described in Note 2(a), the Company experienced a change in ownership as defined in Section 382 of the Internal Revenue Code. As a result of the change in ownership, the utilization of its federal and state tax net operating losses generated prior to the transaction is subject to an annual limitation of approximately $1.2 million. As a result of this limitation, the Company expects that a substantial portion of its federal and state net operating loss carryforwards will expire unused.

The Company has net operating loss carryforwards for federal and state tax purposes of approximately $179.5 million after taking into consideration net operating losses expected to expire unused due to the Section 382 limitation for ownership changes. The federal net operating loss carryforwards will expire from fiscal year 2014 to fiscal year 2028 and the state net operating loss carryforwards will expire from fiscal year 2011 to fiscal year 2028. The utilization of these net operating loss carryforwards may be further limited if the Company experiences additional ownership changes as defined in Section 382 of the Internal Revenue Code. The Company also has foreign net operating loss carryforwards of $1.9 million that may be carried forward indefinitely.

As of July 31, 2008, the Company has not provided for US deferred income taxes on the undistributed earnings of approximately $1.1 million for its non-US subsidiaries since these earnings are to be reinvested indefinitely. It is not practicable to determine the taxes on such undistributed earnings.

The Company's subsidiary in India benefits from certain tax incentives provided to software and technology firms under Indian tax laws. These incentives presently include an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks" (the STP Tax Holiday). The tax holiday for the Company's Indian subsidiary under STP will expire by 2009.

The Company currently files income tax returns in the U.S. and the U.K., which are subject to audit by federal, state, and international tax authorities. These audits can involve complex matters that may require an extended period of time for resolution. We remain subject to U.S. federal and state income tax examinations for the tax years 1999 through 2007, and to U.K. income tax examinations for the year 2007. There is one state income tax examination currently in process. Although the outcome of open tax audits is uncertain, in management's opinion, adequate provisions for income taxes have been made. If actual outcomes differ materially from these estimates, they could have a material impact on the Company's financial condition and results of operations. Differences between actual results and assumptions, or changes in assumptions in future periods are recorded in the period they become known. To the extent additional information becomes available prior to resolution, such accruals are adjusted to reflect probable outcomes.

The Company recognizes interest expense and penalties related to income tax matters within Other income (expense) on the Consolidated Statements of Operations and not as income tax expense. As of July 31, 2008 and 2007, the Company had no interest and penalties relating to income taxes on the Consolidated Balance Sheets. For the years ending July 31, 2008, 2007, and 2006, no interest or penalties relating to income taxes were recorded in the Consolidated Statements of Operations.

(15) Stockholders' Equity

Issuance of Common Stock

In April 2006, we entered into a senior secured term loan and senior secured revolving credit facility with Silver Point to repay certain maturing debt and increase borrowing available for corporate purposes. In connection with this facility, the Company issued two warrants to purchase an aggregate of 3,514,933 shares of common stock of the Company at an exercise price of $0.01 per share. The warrants will expire in April 2016. The warrants were valued using the Black-Scholes option pricing model and were recorded in our Consolidated Balance Sheet as a discount to the loan amount, based on a determined fair value of $9.1 million. In February 2007, in connection with the Supplemental Term Loan, we issued warrants to purchase an aggregate of 415,203 shares of common stock of the Company at an exercise price of $0.01 per share. The warrants will expire in February 2017. The warrants were valued using the Black-Scholes option pricing model and were recorded in our Consolidated Balance Sheet as a discount to the loan amount, based on a determined fair value of $2.2 million. During the years ended July 31, 2008 and 2007, Silver Point exercised 999,500 and 1,730,505 warrants respectively, to purchase shares of common stock of the Company. At July 31, 2008 the remaining outstanding warrants were 1,200,131.

The value of all warrants was being amortized into interest expense, using the effective interest method over the five year term of the credit facility. For the years ended July 31, 2007 and 2006, respectively, we amortized $1.9 million and $0.6 million into interest expense associated with these warrants.

In June 2007, the remaining unamortized value of the warrants was charged to income in connection with the Company's execution of the Credit Agreement and was included in Loss on Debt Extinguishment in our Consolidated Statement of Operations for the fiscal year ended July 31, 2007 (see Note 11(a)).

In January 2007, Atlantic converted all of the remaining principal and accrued interest of $3,863,610 on the Atlantic Loan into 1,374,950 shares of the Company's common stock (see Note 11(c)).

Issuance of Preferred Stock

In connection with the acquisition of netASPx (see Note 7), the Company issued 3,125,000 shares the Preferred Stock. The Preferred Stock was initially recorded at its fair value at the date of issue of $24.9 million. The Preferred

Stock accrues payment-in-kind ("PIK") dividends at 8% per annum, increasing to 10% per annum in September 2008 and 12% per annum in March 2009. The Company issued (a) 62,500 shares of Preferred Stock on December 15, 2007 as dividends, (b) approximately 67,292 shares of Preferred Stock on March 15, 2008 as dividends (c) approximately 65,096 shares of Preferred Stock on June 15, 2008 as dividends and (d) approximately 66,397 shares of Preferred Stock on September 15, 2008 as dividends. The Preferred Stock is convertible into common shares of the Company, at the option of the holder, at any time after 18 months from date of issuance at $8.00 per share, adjusted for stock splits, dividends and other similar adjustments. The Preferred Stock carries customary liquidation preferences providing it preference to common shareholders in the event of a liquidation, subject to certain limitations, as defined. The Preferred Stock is redeemable by the Company at any time at $8.00 per share, plus accrued but unpaid PIK dividends thereon. On or after August 2013, the Preferred Stock is redeemable at the option of the holders at the then applicable redemption price. For matters that require stockholder approval, the holders of the Preferred Stock are entitled to vote as one class together with the holders of common stock on an "as-converted" basis.

(16) Stock Option Plans and Nonvested Stock Awards

(a) NaviSite 1998 Equity Incentive Plan

In December 1998, NaviSite's Board of Directors and Stockholders approved the 1998 Equity Incentive Plan, as amended (the "1998 Plan"). Under the 1998 Plan, nonqualified stock options or incentive stock options may be granted to NaviSite's or its affiliates' employees, directors, and consultants, as defined, up to a maximum number of shares of Common Stock not to exceed 1,000,000 shares. The Board of Directors administers this plan, selects the individuals who are eligible to be granted options under the 1998 Plan and determines the number of shares and exercise price of each option. The chief executive officer, upon authority granted by the board of directors, is authorized to approve the grant of options to purchase common stock under the 1998 Plan to certain persons. Options are granted at fair market value. The majority of the outstanding options under the 1998 Plan had a ten maximum term and vested over a 1 year period, with 50% vesting on date of grant and the remaining 50% vesting monthly over the following twelve months On December 9, 2003, the NaviSite stockholders approved the 2003 Stock Incentive Plan and will grant no additional options under the 1998 Plan.

The following table reflects activity and historical exercise prices of stock options under our 1998 Plan for the three years ended July 31, 2008, 2007, and 2006 respectively:

	2008		2007		2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	120,066	$2.55	134,998	$2.69	201,158	$ 5.76
Granted	—	$ —	—	$ —	—	$ —
Exercised	—	$ —	(13,670)	$3.83	(8,167)	$ 3.80
Cancelled	(66)	$3.30	(1,262)	$3.88	(57,993)	$13.17
Options outstanding, end of year	120,000	$2.55	120,066	$2.55	134,998	$ 2.69
Options exercisable, end of year	120,000	$2.55	120,066	$2.55	134,919	$ 2.69
Options available for grant, end of year	—		—		—	

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$ 0.01 - 2.55	120,000	4.94	$2.55	120,000	$2.55
	120,000			120,000	

(b) NaviSite 2003 Stock Incentive Plan

On July 10, 2003, the 2003 Stock Incentive Plan (the "2003 Plan") was approved by the Board of Directors and was approved by the NaviSite Stockholders on December 9, 2003. The 2003 Plan provides that stock options or restricted stock awards may be granted to employees, officers, directors, consultants, and advisors of NaviSite (or any present or future parent or subsidiary corporations and any other business venture (including, without limitation, joint venture or limited liability company) in which NaviSite has a controlling interest, as determined by the Board of Directors of NaviSite). On January 27, 2006, the Board of Directors approved, subject to stockholder approval, an amendment to increase the maximum number of shares authorized under the 2003 Plan to 11,800,000 shares. This was deemed effective on February 23, 2006. On July 31, 2008 there were 11,800,000 shares authorized under the 2003 Plan.

The 2003 Plan is administered by the Board of Directors of NaviSite or any committee to which the Board delegates its powers under the 2003 Plan. Subject to the provisions of the 2003 Plan, the Board of Directors will determine the terms of each award, including the number of shares of common stock subject to the award and the exercise thereof.

The Board of Directors may, in its sole discretion, amend, modify or terminate any award granted or made under the 2003 Plan, so long as such amendment, modification or termination would not materially and adversely affect the participant. The Board of Directors may also provide that any stock option shall become immediately exercisable, in full or in part, or that any restricted stock granted under the 2003 Plan shall be free of some or all restrictions.

As of July 31, 2008, stock options to purchase 6,599,500 shares of common stock at a weighted average exercise price of $3.92 per share were outstanding under the 2003 Plan. For the Company's employees, the options are exercisable as to 25% of the original number of shares on the six month (180th day) anniversary of the option holder's grant date and thereafter in equal amounts monthly over the three year period commencing on the six month anniversary of the option holder's grant date. Options granted under the 2003 Plan have a maximum term of ten years.

The following table reflects activity and historical exercise prices of stock options under the 2003 Plan for the three years ended July 31, 2008, 2007 and 2006, respectively:

	2008		2007		2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	6,533,189	$3.59	6,453,130	$2.77	5,880,270	$3.06
Granted	2,002,500	$6.27	2,335,210	$5.19	2,185,825	$1.93
Exercised	(597,732)	$2.91	(1,427,881)	$2.80	(463,175)	$2.35
Cancelled	(1,338,457)	$6.28	(827,270)	$3.08	(1,149,790)	$2.86
Options outstanding, end of year	6,599,500	$3.92	6,533,189	$3.59	6,453,130	$2.77
Options exercisable, end of year	4,635,450	$3.46	3,796,340	$3.05	3,326,576	$3.25
Options available for grant, end of year	2,095,412		3,192,845		4,700,785	

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$0.01 - 1.48	657,747	7.41	$1.40	596,702	$1.40
$1.49 - 1.58	925,938	6.69	$1.58	912,144	$1.58
$1.59 - 2.55	1,032,108	6.03	$2.26	952,835	$2.29
$2.56 - 3.90	680,465	8.83	$3.43	191,884	$3.38
$3.91 - 4.39	766,256	7.84	$4.13	415,402	$4.19
$4.40 - 5.28	227,334	8.38	$4.75	134,068	$4.76
$5.29 - 5.41	800,000	5.50	$5.41	800,000	$5.41
$5.42 - 6.44	663,837	8.62	$5.73	304,245	$5.73
$6.45 - 8.26	661,815	8.96	$7.00	257,825	$6.98
$8.27 - 10.81	184,000	8.81	$9.73	70,345	$9.45
	6,599,500			4,635,450	

Non-vested shares issued under the 2003 Plan

The following table reflects non-vested shares activity under the Company's equity incentive plans for the fiscal year ended July 31, 2008.

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested stock outstanding, beginning of year	—	$ —
Granted	433,390	$6.14
Vested	(36,736)	$5.50
Forfeited	(29,250)	$7.93
Non-vested stock outstanding, July 31, 2008	367,404	$6.06

In July 2008, the Company granted approximately 148,750 non-vested shares of common stock to employees under the 2003 Plan, at a weighted average grant date fair value of $3.73 per share. These non-vested shares carry restrictions which lapse as the employees provide service as to 25% on the six month anniversary of the grant date and the remainder in six equal installments every six months thereafter. The grant date fair value of the non-vested shares was determined based on the market price of the Company's common stock on the date of grant.

In April 2008, the Company granted approximately 221,640 non-vested shares of common stock to certain executives under the 2003 Plan, at a weighted average grant date fair value of $7.93 per share. These non-vested shares carry restrictions which lapse as the employees provide service as to one-third of the shares per annum on each of the first, second, and third anniversaries of the date of grant. With respect to 0.1 million of the non-vested shares, the restrictions may lapse on an earlier date as to 100% of the shares if the Company achieves certain revenue and EBITDA targets for its 2008 fiscal year. The Company did not achieve these targets and therefore no acceleration occurred. The grant date fair value of the non-vested shares was determined based on the market price of the Company's common stock on the date of grant.

In December 2007, the Company granted approximately 63,000 non-vested shares to certain members of the Company's Board of Directors under the 2003 Plan, at a weighted average grant date fair value of $5.50 per share. These non-vested shares carry restrictions as to resale which lapse with time over the twelve month period beginning with the date of grant. The grant date fair value of the non-vested shares was determined based on the market price of the Company's common stock on the date of grant.

(c) Other Stock Option Grants

At July 31, 2008, the Company had 2,665 outstanding stock options issued outside of existing plans to certain former directors at an average exercise price of $135.56. These stock options were fully vested on the grant date and have a contractual life of 10 years. The remaining average contractual life is 2.39 years.

(d) 1999 Employee Stock Purchase Plan

NaviSite's 1999 Employee Stock Purchase Plan (the "ESPP") was adopted by the Board of Directors and approved by the stockholders in October 1999. A total of 6,666 shares of the Company's common stock, as adjusted, were originally reserved for issuance, thereunder. An amendment to increase the number of shares reserved for issuance under the ESPP to 16,666 shares as adjusted was adopted by the Board of Directors on October 1, 2000 and approved by the stockholders on December 20, 2000. As of February 2001, 16,657 of the shares reserved for issuance under ESPP had been issued.

On November 8, 2007, the Board of Directors approved an amendment and restatement of the ESPP to increase the number of shares reserved for issuance under the ESPP from 16,666 shares, as adjusted, to 516,666 shares. This was approved by the stockholders on December 12, 2007.

Under the ESPP, employees who elect to participate instruct the Company to withhold a specified amount through payroll deductions during the offering period of six months. On the last business day of each offering period, the amount withheld is used to purchase the Company's common stock at an exercise price equal to 85% of the lower of the market price on the first or last business day of the offering period. The Company issued 66,074 shares in fiscal year 2008 and zero shares in fiscal years 2007 and 2006. As of July 31, 2008, there were 433,935 shares available for future grant under the ESPP.

(17) Related Party Transactions

Beginning April 1, 2004, we entered into an outsourcing agreement with ClearBlue Technologies (UK) Limited ("ClearBlue") whereby, the Company will provide certain management services as well as manage the day-to-day operations as required by ClearBlue's customers' contracts. The Company charges ClearBlue a monthly fee of £4,700, plus 20% of gross profit (gross profit is revenue collected from ClearBlue customers, less the monthly fee), but in the event such calculation is less than $0, 100% of the gross profit shall remain with ClearBlue. In addition, the Company provides hosting services for Global Marine Systems. During the fiscal years ended July 31, 2008, 2007 and 2006, the Company charged approximately $251,000, $243,000 and $137,000 respectively, under these arrangements, which has been included in "Revenue, related parties" in the Consolidated Statements of Operations. ClearBlue and Global Marine Systems are controlled by the Company's Chairman of the Board of Directors. The accounts receivable balances at July 31, 2008 and 2007 related to these related parties were not significant.

In fiscal years 2008, 2007 and 2006, we performed professional services and hosting services for a company whose Chief Executive Officer is related to our Chief Executive Officer. For the fiscal years ending July 31, 2008, 2007 and 2006, revenue generated from this company was approximately $121,000, $79,000 and $51,000, respectively and is included in "Revenue, related parties" in the Consolidated Statements of Operations. At July 31, 2008 and 2007, the Company had approximately $55,000 and $5,000 respectively of accounts receivable outstanding for this related party.

In fiscal year 2006, we performed professional services and hosting services for a company whose Managing Director is a member of our Board of Directors. In fiscal year 2006, revenue generated from this company was approximately $55,000 and is included in "Revenue, related parties" in the Consolidated Statements of Operations.

On February 4, 2008, our subsidiary NaviSite Europe Limited, with the Company as guarantor, entered into a Lease Agreement (the "Lease") for approximately 10,000 square feet of data center space located in Caxton Way, Watford (the Data Center"), with Sentrum III Limited. The Lease has a ten year term. NaviSite Europe Limited and the Company are also parties to a Services Agreement with Sentrum Services Limited for the provision of services within the data center. At July 31, 2008, the Company had capital lease obligations totaling $14.3 million related to equipment under the lease agreements. During fiscal year 2008, the Company paid $1.7 million under these arrangements. Our Chairman of the Board of Directors, has a financial interest in each of Sentrum III Limited and Sentrum Services Limited.

In November 2007, our subsidiary NaviSite Europe Limited, with the Company as guarantor, entered into a lease option agreement for data center space in the UK with Sentrum IV Limited. As part of this lease option agreement the Company made a fully refundable deposit of $5.0 million in order to secure the right to lease the space upon the completion of the building construction. In July 2008 the final lease agreement was completed for approximately 11,000 square feet of data center space. Subsequent to July 31, 2008 the deposit was returned to the Company. Our Chairman of the Board of Directors has a financial interest in Sentrum IV Limited.

(18) Subsequent Events

On October 30, 2008, the Company entered into Amendment, Waiver and Consent Agreement No. 5 to the Amended Credit Agreement (the "October Agreement"). The October Agreement (i) waived the existing covenant violations as of July 31, 2008, (ii) increased the rate of interest to either (x) LIBOR rate plus 6% or (y) Base Rate, as defined in the Amended Credit Agreement plus 5%, (iii) adds a 2% accruing payment-in-kind ("PIK") interest until the leverage ratio has been lowered to 3:1, (iv) changes the excess cash flow sweep to 75% to be performed quarterly, (v) requires certain settlement and asset sale proceeds to be used for debt repayment, (vi) modifies certain financial covenants for future periods, and (vii) requires a payment to the lenders of 3% the outstanding term and revolving loans if a leverage ratio of 3:1 is not achieved by January 31, 2010.

(19) Selected Quarterly Financial Data (Unaudited)

Financial information for interim periods for the fiscal years ended July 31, 2008, 2007 and 2006 was as follows:

	Fiscal Year Ended July 31, 2008			
	Q1	Q2	Q3	Q4
	(In thousands)			
Revenue	$36,107	$38,903	$39,322	$40,234
Gross profit	11,062	11,953	12,029	12,625
Net loss attributable to common stockholders	(4,754)	(2,875)	(2,474)	(1,237)
Net loss per common share (a)	$ (0.14)	$ (0.08)	$ (0.07)	$ (0.04)

	Fiscal Year Ended July 31, 2007			
	Q1	Q2	Q3	Q4
	(In thousands)			
Revenue	$28,540	$30,197	$32,748	$ 34,697
Gross profit	9,297	9,651	10,834	11,204
Net loss	(2,643)	(3,816)	(2,359)	(17,092)
Net loss per common share (a)	$ (0.09)	$ (0.13)	$ (0.08)	$ (0.53)

	Fiscal Year Ended July 31, 2006			
	Q1	Q2	Q3	Q4
	(In thousands)			
Revenue	$25,440	$26,305	$27,923	$29,419
Gross profit	7,763	7,612	8,798	9,850
Net loss	(3,470)	(3,968)	(3,448)	(3,045)
Net loss per common share (a)	$ (0.12)	$ (0.14)	$ (0.12)	$ (0.11)

(a) Net loss per common share is computed independently for each of the quarters based on the weighted average number of shares outstanding during the quarter. Therefore, the aggregate per share amount for the quarters may not equal the amount calculated for the full year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
NaviSite, Inc. and Subsidiaries:

Under date of November 5, 2008, we reported on the consolidated balance sheets of NaviSite, Inc. and subsidiaries as of July 31, 2008 and 2007, and the related consolidated statements of operations, changes in convertible preferred stock stockholders' deficit and comprehensive income (loss), and cash flows for each of the years in the three-year period ended July 31, 2008, which are contained in the July 31, 2008 Annual Report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule of Valuation and Qualifying Accounts in this Form 10-K. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Boston, Massachusetts
November 5, 2008

NAVISITE, INC.

VALUATION AND QUALIFYING ACCOUNTS

	Years Ended July 31, 2008, 2007, and 2006				
	Balance at Beginning of Year	Additions Charged to Expense	Other	Deductions from Reserve	Balance at End of Year
	(In thousands)				
Year ended July 31, 2006:					
Allowance for doubtful accounts	$2,887	$ 51	$—	$ (994)	$1,944
Year ended July 31, 2007:					
Allowance for doubtful accounts	$1,944	$ 36	$—	$(1,199)	$ 781
Year ended July 31, 2008:					
Allowance for doubtful accounts	$ 781	$581	$—	$ (465)	$ 897

NaviSite

400 Minuteman Road
Andover, Massachusetts 01810

November 19, 2008

Dear NaviSite Stockholders:

I am pleased to invite you to attend the 2008 Annual Meeting of Stockholders of NaviSite, Inc. to be held on Thursday, December 11, 2008 at 9:00 a.m., local time, at the Marriott Boston Cambridge hotel located at Two Cambridge Center, 50 Broadway, Cambridge, MA 02142.

Specific details regarding admission to the meeting and the business to be conducted at the Annual Meeting are included in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement. We encourage you to carefully read these materials, as well as the enclosed Annual Report to Stockholders for the fiscal year ended July 31, 2008. NaviSite's Board of Directors recommends that you vote in favor of each of the director nominees and for the other proposal set forth in the Notice of Annual Meeting and Proxy Statement.

Your vote is important. Whether or not you plan to attend the Annual Meeting, I hope you will ensure that your shares are represented and voted at the Annual Meeting by completing and returning the enclosed proxy card. If you do attend the Annual Meeting, you may withdraw your proxy and vote in person if you so desire.

Thank you for your continued support.

Sincerely,

ARTHUR P. BECKER
Chief Executive Officer and President

NAVISITE, INC.

400 Minuteman Road
Andover, MA 01810

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held Thursday, December 11, 2008

To the Stockholders of NaviSite, Inc.:

Notice is hereby given that the Annual Meeting of Stockholders (the "Annual Meeting") of NaviSite, Inc., a Delaware corporation ("NaviSite"), will be held on Thursday, December 11, 2008 at 9:00 a.m., local time, at the Marriott Boston Cambridge hotel located at Two Cambridge Center, 50 Broadway, Cambridge, MA 02142, to consider and act upon the following matters:

(1) To elect Andrew Ruhan, Arthur P. Becker, James Dennedy, Thomas R. Evans and Larry Schwartz, the current members of the Board of Directors of NaviSite, to serve for an additional one-year term;

(2) To ratify the appointment of KPMG LLP as NaviSite's independent registered public accounting firm for the fiscal year ending July 31, 2009; and

(3) To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has no knowledge of any other business to be transacted at the Annual Meeting.

A copy of NaviSite's Annual Report to Stockholders for the fiscal year ended July 31, 2008, which contains consolidated financial statements and other information of interest to stockholders, is included with this Notice and Proxy Statement.

Admission of stockholders to the Annual Meeting will be on a first-come, first-served basis, and picture identification will be required to enter the Annual Meeting. An individual arriving without picture identification will not be admitted unless it can be verified that the individual is a NaviSite stockholder. Use of cameras, cellular phones, recording equipment and other electronic devices will not be permitted at the Annual Meeting. NaviSite reserves the right to inspect any persons or items prior to their admission to the Annual Meeting.

Only stockholders of record as of the close of business on Monday, October 20, 2008 are entitled to notice of, and to vote at, the Annual Meeting. All stockholders are cordially invited to attend the meeting.

By order of the Board of Directors,

THOMAS B. ROSEDALE
Secretary

Andover, Massachusetts
November 19, 2008

YOUR VOTE IS IMPORTANT.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND PROMPTLY MAIL IT IN THE ENCLOSED RETURN ENVELOPE TO ASSURE REPRESENTATION OF YOUR SHARES AT THE ANNUAL MEETING. NO POSTAGE NEEDS TO BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.

NAVISITE, INC.

PROXY STATEMENT

Annual Meeting of Stockholders
To Be Held On Thursday, December 11, 2008

General

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of NaviSite, Inc., a Delaware corporation ("NaviSite"), for use at NaviSite's 2008 Annual Meeting of Stockholders (the "Annual Meeting"), which will be held on Thursday, December 11, 2008 at 9:00 a.m., local time, at the Marriott Boston Cambridge hotel, Two Cambridge Center, 50 Broadway, Cambridge, MA 02142 and at any adjournments thereof, for the purposes set forth in the Notice of Annual Meeting of Stockholders (the "Notice of Annual Meeting").

The Notice of Annual Meeting, this Proxy Statement, the accompanying proxy card and NaviSite's Annual Report to Stockholders for the fiscal year ended July 31, 2008 (the "2008 Annual Report") are being mailed to stockholders on or about November 21, 2008. NaviSite's principal executive offices are located at 400 Minuteman Road, Andover, Massachusetts 01810 and its telephone number is (978) 682-8300.

Solicitation

The cost of soliciting proxies, including expenses in connection with preparing and mailing this Proxy Statement, will be borne by NaviSite. NaviSite may engage a paid proxy solicitor to assist in the solicitation. Copies of solicitation materials will be furnished to brokerage houses, nominees, fiduciaries and custodians to forward to beneficial owners of NaviSite's common stock, $.01 par value per share (the "Common Stock"), held in their names. In addition to the solicitation of proxies by mail, NaviSite's directors, officers and other employees may, without additional compensation, solicit proxies by telephone, facsimile, electronic communication and personal interviews. NaviSite will also reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to stockholders.

Record Date, Voting Securities and Votes Required

Only holders of record of Common Stock and NaviSite's Series A Convertible Preferred Stock (the "Preferred Stock") as of the close of business on Monday, October 20, 2008 (the "Record Date") will be entitled to receive notice of and vote at the Annual Meeting and any adjournments thereof. On the Record Date, NaviSite had approximately 36,344,320 shares of Common Stock and 3,386,285 shares of Preferred Stock issued and outstanding and entitled to be voted. The holders of Common Stock and Preferred Stock are entitled to one vote for each share held as of the Record Date on any proposal presented at the Annual Meeting.

A majority of the shares of Common Stock and Preferred Stock issued and outstanding, collectively, and entitled to be voted at the Annual Meeting will constitute a quorum at the Annual Meeting. Votes withheld, abstentions and broker non-votes shall be counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Annual Meeting.

The affirmative vote of the holders of a plurality of the votes cast at the Annual Meeting is required for the election of directors (Proposal No. 1). The affirmative vote of the holders of a majority of the shares of Common Stock and Preferred Stock present or represented by proxy and voting on the matter is required to ratify the appointment of KPMG LLP as NaviSite's independent registered public accounting firm for the fiscal year ending July 31, 2009 (Proposal No. 2).

Shares which abstain from voting on a particular matter and shares held in "street name" by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote such shares as to a particular matter ("broker non-votes") will not be counted as votes in favor of such matter and will also not be counted as votes cast or shares voting on such matter. Accordingly, neither abstentions nor broker non-votes will have any effect upon the outcome of voting with respect to the election of directors (Proposal No. 1), which requires a plurality of the votes cast, or the ratification of the appointment of KPMG LLP as NaviSite's independent registered public accounting firm (Proposal No. 2), which requires an affirmative vote of a majority of the shares of Common Stock and Preferred Stock, collectively, present or represented by proxy and voting on the matter.

An automated system administered by NaviSite's transfer agent tabulates the votes. The votes on each matter are tabulated separately.

To vote by mail, complete, date and sign the enclosed proxy card and return it in the enclosed envelope. No postage is necessary if the proxy card is mailed in the United States. If you hold your shares through a bank, broker or other nominee, they will give you separate instructions for voting your shares.

Proxies

Voting By Proxy

Voting instructions are included on your proxy card. If you properly complete, sign and date your proxy card and return it to us (in the postage prepaid envelope provided) in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. If you sign and timely return your proxy card but do not indicate how your shares are to be voted with respect to one or more of the proposals to be voted on at the Annual Meeting, your shares will be voted for each of such proposals and in accordance with the judgment of the proxy holders as to any other matter that may be properly brought before the Annual Meeting, and the individuals named in the proxy card will have discretionary authority to vote upon any adjournment of the Annual Meeting.

Revoking Your Proxy

You may revoke your proxy at any time before it is voted by:

- Notifying NaviSite's Secretary in writing at the principal executive offices of NaviSite located at 400 Minuteman Road, Andover, MA 01810, Attention: Secretary, before the Annual Meeting that you have revoked your proxy; or
- Attending the Annual Meeting and voting in person at the Annual Meeting.

Voting in Person

If you plan to attend the Annual Meeting and wish to vote in person, we will give you a ballot at the meeting. However, if your shares are held in the name of your broker, bank or other nominee, you must bring a proxy from your nominee authorizing you to vote your "street name" shares held as of the Record Date.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may participate in the practice of "householding" proxy statements and annual reports. This means that only one copy of our Proxy Statement or 2008 Annual Report may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of either document to you if you write or call us at the following address or telephone number: Investor Relations Department, NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810, telephone: (978) 682-8300. If you want to receive separate copies of the Proxy Statement or 2008 Annual Report in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact NaviSite at the above address and telephone number.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of September 30, 2008 (unless otherwise indicated), with respect to the beneficial ownership of Common Stock and Preferred Stock by the following:

- each person known by NaviSite to beneficially own more than 5% of the outstanding shares of Common Stock or Preferred Stock;
- each of NaviSite's directors;
- our Chief Executive Officer, our Chief Financial Officer, our two other most highly compensated executive officers and an additional former executive officer who would have been among the three most highly compensated executive officers if she had been serving as an executive officer at the end of fiscal year 2008 (together, the "Named Executive Officers"); and
- all of the current executive officers and directors as a group.

For purposes of the following table, beneficial ownership is determined in accordance with the rules promulgated by the Securities and Exchange Commission (the "SEC") and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as otherwise noted in the footnotes to the table, NaviSite believes that each person or entity named in the table has sole voting and investment power with respect to all shares of Common Stock and Preferred Stock shown as beneficially owned by them (or shares such power with his or her spouse). Under such rules, shares of restricted stock, shares of Common Stock issuable under options that are currently exercisable or exercisable within 60 days after September 30, 2008 ("Presently Exercisable Options") and shares of our Common Stock issuable under warrants that are currently exercisable, or exercisable within 60 days after September 30, 2008 ("Presently Exercisable Warrants") are deemed outstanding and are included in the number of shares beneficially owned by a person named in the table and are used to compute the percentage ownership of that person. These shares are not, however, deemed outstanding for computing the percentage ownership of any other person or entity. Unless otherwise indicated, the address of each person listed in the table is c/o NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810.

The percentage ownership of Common Stock of each person or entity named in the following table is based on 36,342,792 shares of Common Stock outstanding as of September 30, 2008, plus any shares subject to Presently Exercisable Options and shares subject to Presently Exercisable Warrants held by such person.

The percentage ownership of Preferred Stock of each person or entity named in the following table is based on 3,386,285 shares of Preferred Stock outstanding as of September 30, 2008.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership: Number of Common Shares	Percentage of Common Stock	Number of Preferred Shares	Percentage of Preferred Stock
5% Stockholders				
Atlantic Investors, LLC 20 East 66th Street New York, NY 10021	13,841,028(1)	38.1%	—	—
Janus Capital Management LLC 151 Detroit Street Denver, CO 80206	4,082,677(2)	11.2%	—	—
netASPx Holdings, Inc. c/o GTCR Golder Rauner, LLC 6100 Sears Tower Chicago, IL 60606	—	—	3,119,185(3)	92.1%
Silver Point Capital Fund, L.P., Silver Point Capital Offshore Fund, Ltd. and SPCP Group III LLC c/o Silver Point Capital, L.P. Two Greenwich Plaza, 1st Floor Greenwich, CT 06830	1,870,731(4)	5.1%	—	—
Directors and Named Executive Officers				
Andrew Ruhan	95,750(5)	*	—	—
Arthur P. Becker	1,759,786(6)	4.7%	—	—
James Dennedy	130,750(7)	*	—	—
Thomas R. Evans	160,750(8)	*	—	—
Larry Schwartz	130,750(7)	*	—	—
James W. Pluntze	445,125(9)	1.2%	—	—
Mark Clayman	397,083(10)	1.1%	—	—
Nasir Cochinwala	339,646(11)	*	—	—
Monique Cormier (12)	—	—	—	—
All current executive officers and directors as a group (7 persons)	3,119,994(13)	8.1%	—	—

* Less than 1%.

(1) Based on information provided by Atlantic Investors, LLC in its Amendment No. 10 to Schedule 13D dated June 18, 2008 filed with the SEC. Atlantic Investors, LLC is controlled by two managing members, Unicorn Worldwide Holdings Limited and Madison Technology LLC. Unicorn Worldwide Holdings Limited is jointly controlled by its Board members, Simon Cooper and Simon McNally. Mr. Becker is the managing member of Madison Technology LLC. Messrs. Cooper and McNally for Unicorn Worldwide Holdings Limited and Mr. Becker for Madison Technology LLC share voting and investment power over the securities held by Atlantic Investors, LLC. Mr. Ruhan holds a 10% equity interest in Unicorn Worldwide Holdings Limited, a managing member of Atlantic Investors, LLC. Atlantic Investors, LLC has informed us that the 13,841,028 shares of our Common Stock it currently holds are the only shares of our Common Stock currently held by them. Atlantic Investors, LLC, in managing its liquidity requirements from time to time, may pledge shares of Common Stock as collateral to lenders; these arrangements are generally structured to preserve for Atlantic Investors, LLC beneficial ownership in the pledged securities.

(2) Based on information provided by Janus Capital Management LLC ("Janus Capital") in its Amendment No. 1 to Schedule 13G dated February 14, 2008 filed with the SEC. Janus Capital is a registered

investment adviser, furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively, the "Managed Portfolios"). As a result of its role as investment adviser or sub adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 4,082,677 shares of Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

(3) netASPx Holdings, Inc. is owned by GTCR Fund VI, LP, GTCR VI Executive Fund, LP and GTCR Associates VI, LP. GTCR Partners VI LP is the General Partner of the three aforementioned funds. The General Partner of GTCR Partners VI, LP, is GTCR Golder Rauner, LLC.

(4) Based solely on information provided by Silver Point Capital, L.P. ("Silver Point") in its Schedule 13G dated May 21, 2008 filed with the SEC. Includes 1,200,131 shares of Common Stock issuable upon exercise of Presently Exercisable Warrants. Silver Point is the investment manager of Silver Point Capital Fund, L.P. (the "Fund") and Silver Point Capital Offshore Fund, Ltd. (the "Offshore Fund"). Silver Point Capital Management, LLC ("Management") is the general partner of Silver Point. SPCP Group III LLC is an affiliate of Silver Point and Management (via common ownership). Each of Mr. Edward Mule and Mr. Robert O'Shea is a member of Management and has voting and investment power with respect to the shares of Common Stock held by the Fund and the Offshore Fund. Silver Point, Management and Messrs. Mule and O'Shea disclaim beneficial ownership of the shares of Common Stock held by the Fund and the Offshore Fund, except to the extent of any pecuniary interest.

(5) Consists of 15,750 shares of restricted stock and 80,000 shares of Common Stock issuable upon the exercise of Presently Exercisable Options. Excludes 13,841,028 shares of Common Stock owned by Atlantic Investors, LLC and 426,134 shares of Common Stock owned by Global Unicorn Worldwide Holdings S.A.R.L., a wholly owned subsidiary of Unicorn Worldwide Holdings Limited, with respect to all of which Mr. Ruhan disclaims beneficial ownership. Mr. Ruhan holds a 10% equity interest in Unicorn Worldwide Holdings Limited, a managing member of Atlantic Investors, LLC.

(6) Includes 408,640 shares of restricted stock, 213,067 shares of Common Stock owned by Madison Technology LLC and 1,103,125 shares of Common Stock issuable upon the exercise of Presently Exercisable Options. Mr. Becker disclaims personal pecuniary interest in 60,000 shares of Common Stock held by Madison Technology LLC for the benefit of his children. Excludes 13,841,028 shares of Common Stock owned by Atlantic Investors, LLC with respect to which Mr. Becker disclaims beneficial ownership. Mr. Becker is the managing member of Madison Technology LLC, a managing member of Atlantic Investors, LLC.

(7) Consists of 15,750 shares of restricted stock and 115,000 shares of Common Stock issuable upon the exercise of Presently Exercisable Options.

(8) Includes 15,750 shares of restricted stock and 95,000 shares of Common Stock issuable upon the exercise of Presently Exercisable Options.

(9) Includes 180,750 shares of restricted stock and 249,375 shares of Common Stock issuable upon the exercise of Presently Exercisable Options.

(10) Consists of 120,000 shares of restricted stock and 277,083 shares of Common Stock issuable upon the exercise of Presently Exercisable Options.

(11) Includes 90,000 shares of restricted stock and 233,749 shares of Common Stock issuable upon the exercise of Presently Exercisable Options. Mr. Cochinwala resigned from NaviSite effective October 6, 2008.

(12) Ms. Cormier served as NaviSite's General Counsel, Vice President and Secretary until her resignation, which was effective June 20, 2008.

(13) Includes 772,390 shares of restricted stock, 213,067 shares of Common Stock owned by Madison Technology LLC and 2,034,583 shares of Common Stock issuable upon the exercise of Presently Exercisable Options. Excludes 13,841,028 shares of Common Stock owned by Atlantic Investors, LLC with respect to which Messrs. Ruhan and Becker disclaim beneficial ownership, and 426,134 shares of Common Stock owned by Global Unicorn Worldwide Holdings S.A.R.L. with respect to which Mr. Ruhan disclaims beneficial ownership.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Pursuant to NaviSite's By-Laws, all of the directors are elected at each annual meeting of stockholders and hold office until his or her successor has been elected and qualified or until his or her earlier death, resignation or removal. The By-Laws further provide that the number of directors shall be determined from time to time by resolution of the Board of Directors or by the holders of shares representing a majority of the votes entitled to be cast by all stockholders in any annual election of directors.

The Board of Directors currently has five members. The current members of the Board of Directors are Messrs. Andrew Ruhan, Arthur P. Becker, James Dennedy, Thomas R. Evans and Larry Schwartz.

The Board of Directors proposes and recommends that the five nominees named below be elected as directors of NaviSite. The persons named as proxies will vote to elect the five nominees named below as directors of NaviSite unless the proxy card is marked otherwise. Each nominee is presently serving as a director, has consented to being named in this Proxy Statement and has indicated his willingness to serve if elected. If for any reason any nominee should become unable or unwilling to serve, the persons named as proxies may vote the proxy for the election of a substitute nominee. The Board of Directors has no reason to believe that any nominee will be unable to serve.

Biographical and certain other information concerning NaviSite's nominees for re-election to the Board of Directors, each of whom is presently serving as a director, is set forth below. Information with respect to the number of shares of Common Stock beneficially owned by each director, as of September 30, 2008, appears above in the section entitled "Security Ownership of Certain Beneficial Owners and Management." No director or executive officer is related by blood, marriage or adoption to any other director or executive officer.

Nominees for Election to the Board of Directors

Andrew Ruhan, age 46, has served as Chairman of the Board of NaviSite since September 2002. Mr. Ruhan is also a Managing Director of Bridgehouse Capital, a London-based private equity investment advisory firm. From 2000 to 2003, Mr. Ruhan served as Chief Executive Officer of ClearBlue Technologies, Inc. ("CBT"), a managed service provider and a predecessor-in-interest to Atlantic Investors, LLC.

Arthur P. Becker, age 58, has served as a director of NaviSite since September 2002 and its Chief Executive Officer and President since February 2003. From 2000 to 2003, Mr. Becker served as Vice Chairman and a director of CBT, a predecessor-in-interest to Atlantic Investors, LLC. Mr. Becker is also a co-founder of Atlantic Investors, LLC, a holder of approximately 38% of the outstanding shares of Common Stock as of the Record Date. Since 1999, Mr. Becker has been the Managing Member of Madison Technology LLC, an investment fund that is focused on technology and telecommunications companies. Madison Technology LLC is a managing member of Atlantic Investors, LLC.

James Dennedy, age 43, has served as a director of NaviSite since January 2003. Since April 2008, Mr. Dennedy has been a principal and Chief Investment Officer of Arcadia Capital Advisors, LLC, a capital management and advisory services company. From September 2007 until April 2008, Mr. Dennedy was Managing Partner of Hamilton-Madison Group, LLC, a capital management and corporate development company. From November 2004 until August 2007, Mr. Dennedy was the President and Chief Executive Officer of Engyro Corporation, an enterprise systems and network management company. From September 2003 until November 2004, Mr. Dennedy served as a Managing Partner of Mitchell-Wright, LLC, a technology buy-out and investment company. Mr. Dennedy is also a director of Entrust, Inc. and I-many, Inc.

Thomas R. Evans, age 54, has served as a director of NaviSite since October 2003. Since June 2004, Mr. Evans has been the Chief Executive Officer and President of Bankrate, Inc., an Internet-based consumer banking marketplace. Mr. Evans also serves on the Board of Directors of Bankrate, Inc. From September 2002 to June 2004, Mr. Evans was a private investor and consultant. Mr. Evans is also a director of Future Fuel Corp.

Larry Schwartz, age 45, has served as a director of NaviSite since May 2003. Since August 2004, Mr. Schwartz has served as the Chief Executive Officer of Bridgehouse Marine Limited, a company that acquires and manages companies providing marine services to the telecommunications and energy industries. In January 2004, Mr. Schwartz founded The Wenham Group, a private equity investment firm. From May 2000 to December 2003, Mr. Schwartz was the Senior Vice President and Chief Restructuring Officer for Genuity Inc., where Mr. Schwartz also served as a member of Genuity's senior management committee.

The Board of Directors recommends a vote FOR the election of the above-named nominees as directors of NaviSite.

PROPOSAL NO. 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected KPMG LLP as NaviSite's independent registered public accounting firm to audit NaviSite's financial statements for the fiscal year ending July 31, 2009. KPMG LLP has audited the financial statements of NaviSite for each fiscal year since NaviSite's inception. If the stockholders do not ratify the selection of KPMG LLP as NaviSite's independent registered public accounting firm, the Audit Committee will reconsider its selection. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in NaviSite's and its stockholders' best interests. A representative of KPMG LLP is expected to be present at the Annual Meeting and will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from stockholders.

The Board of Directors recommends a vote FOR ratification of the selection of KPMG LLP as NaviSite's independent registered public accounting firm for the fiscal year ending July 31, 2009.

CORPORATE GOVERNANCE AND BOARD MATTERS

Independence of Members of the Board of Directors

The Board of Directors has determined that each of Messrs. James Dennedy, Thomas Evans and Larry Schwartz, constituting a majority of the directors of NaviSite, is an independent director as defined in the rules of The Nasdaq Stock Market, and none of Messrs. Dennedy, Evans and Schwartz has a material relationship with NaviSite other than by virtue of his service on the Board of Directors.

Board and Committee Meetings

The Board of Directors held 4 meetings during the fiscal year ended July 31, 2008. Each incumbent director attended at least 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings of the committees on which he served. NaviSite strongly encourages all directors to attend the annual meeting of stockholders. All members of the Board of Directors attended the 2007 Annual Meeting of Stockholders.

Committees of the Board of Directors

The Board of Directors has designated two principal standing committees, an audit committee (the "Audit Committee") and a Governance, Nominating and Compensation committee (the "GNC Committee"), which replaced NaviSite's Compensation Committee on April 24, 2007. The current members of the Audit Committee and the GNC Committee are identified in the following table:

Name	Audit Committee	GNC Committee
James Dennedy	Chair	X
Thomas R. Evans	X	X
Larry Schwartz	X	Chair

Audit Committee

The Board of Directors has a standing Audit Committee established in accordance with Section 3(a)(58)A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee assists the Board of Directors in fulfilling its responsibilities to stockholders concerning NaviSite's financial reporting and internal controls. The Audit Committee facilitates open communication among the Audit Committee, Board of Directors, NaviSite's independent registered public accounting firm and management. The Audit Committee discusses with management and NaviSite's independent registered public accounting firm the financial information developed by NaviSite, NaviSite's systems of internal controls and NaviSite's audit process. The Audit Committee is solely and directly responsible for appointing, evaluating, retaining, and, where necessary, terminating the engagement of NaviSite's independent registered public accounting firm. The independent registered public accounting firm meets with the Audit Committee (both with and without the presence of NaviSite's management) to review and discuss various matters pertaining to the audit, including NaviSite's financial statements, the report of the independent registered public accounting firm on the results, scope and terms of their work, and their recommendations concerning the financial practices, controls, procedures and policies employed by NaviSite.

The Audit Committee preapproves all audit services to be provided to NaviSite by the principal auditor and all other services (including reviewing, attestation and non-audit services) to be provided to NaviSite by the independent registered public accounting firm.

The Audit Committee is charged with establishing procedures for (i) the receipt, retention and treatment of complaints received by NaviSite regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of NaviSite of concerns regarding questionable accounting or auditing matters. The Audit Committee reviews all related party transactions on an ongoing basis, and all such transactions must be approved by the Audit Committee. The Audit Committee is authorized, without further action by the Board of Directors, to engage independent legal, accounting and other advisors as it deems necessary or appropriate to carry out its responsibilities. The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is available on NaviSite's website, www.navisite.com.

The Board of Directors has determined that all of the members of the Audit Committee are independent as defined under the rules of The Nasdaq Stock Market, and that the Audit Committee members meet the independence requirements contemplated by Rule 10A-3 under the Exchange Act. The Board of Directors has determined that James Dennedy is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K. During the last fiscal year, the Audit Committee held 12 meetings.

GNC Committee

The GNC Committee assists the Board of Directors in fulfilling its responsibilities relating to (i) compensation of NaviSite's executive officers, (ii) the director nomination process and (iii) reviewing NaviSite's compliance with NASDAQ and SEC corporate governance requirements. The Board of Directors has adopted a written charter for the GNC Committee, a copy of which is available on NaviSite's website, www.navisite.com. The Board of Directors has determined that all of the members of the GNC Committee are independent as defined under the rules of The Nasdaq Stock Market. During the last fiscal year, the GNC Committee held 8 meetings.

The GNC Committee determines salaries, incentives and other forms of compensation for the Chief Executive Officer and the executive officers of NaviSite and reviews and makes recommendations to the Board of Directors with respect to director compensation. In addition, the GNC Committee administers NaviSite's stock incentive compensation and equity-based plans.

The GNC Committee annually reviews and approves the compensation of all of our executive officers. In its review, the GNC Committee assesses the competitiveness of our executive compensation program by comparing our pay practices with those of other companies whose business and financial condition are similar to that of NaviSite's. Please see "Compensation Discussion and Analysis — Benchmarking" below for further details. In determining individual salaries and bonuses, the GNC Committee considers overall corporate performance, business unit performance, individual performance and an individual's historical salary and bonus levels.

The GNC Committee adopted a written Policy Regarding Compensation of Executive Officers (the "Compensation Policy") last year. Under the Compensation Policy, the aggregate compensation of our executive officers, including annual base salary, target bonus and long-term incentive compensation, is reviewed by the GNC Committee annually in June.

In July 2007, NaviSite retained DolmatConnell & Partners as an independent advisor reporting to the GNC Committee on executive compensation matters. DolmatConnell & Partners was engaged to complete a competitive analysis of NaviSite's executive compensation program and to provide an update to the executive compensation analysis in fiscal 2008. DolmatConnell & Partners provided an executive and Board compensation analysis, developed an appropriate data source for comparative purposes, presented market competitive long-term incentive stock grant practices, reviewed stock ownership guidelines and alternatives to stock granting practices, developed long-term incentive strategies and developed allocation guidelines in fiscal 2007. In fiscal 2008, DolmatConnell & Partners provided an update to the executive compensation analysis, reviewed all of the elements of compensation and provided recommendations to the GNC Committee on each element of compensation.

The GNC Committee makes all determinations affecting the compensation for our executive officers, including our Chief Executive Officer, or CEO. The GNC Committee receives our CEO's recommendations with respect to all components of our executive officers' compensation. The GNC Committee expressly retains the right to exercise its discretion in modifying any adjustments or awards recommended by the CEO. In the case of our CEO's compensation, the GNC Committee conducts its own evaluation of his performance and does not request any recommendation from our CEO regarding his compensation. Ultimately, the GNC Committee reserves to itself discretion with respect to all compensation of our executive officers.

The GNC Committee makes recommendations to the Board of Directors concerning all facets of the director nominee selection process. Generally, the GNC Committee identifies candidates for director nominees in consultation with management and the independent members of the Board, through the use of search firms or other advisers, through the recommendations submitted by stockholders or through such other methods as the GNC Committee deems to be helpful to identify candidates. Once candidates have been identified, the GNC Committee confirms that the candidates meet the qualifications for director nominees established by the Board. The GNC Committee may gather information about the candidates through interviews, questionnaires, background checks, or any other means that the GNC Committee deems to be helpful in the evaluation process. The GNC Committee meets to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the Board. Upon selection of a qualified candidate, the GNC Committee would recommend the candidate for consideration by the full Board of Directors.

In considering whether to include any particular candidate in the Board's slate of recommended director nominees, the Board will consider the candidate's integrity, education, business acumen, knowledge of NaviSite's business and industry, experience, diligence, conflicts of interest and the ability to act in the interests of all stockholders. The Board does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. NaviSite believes that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities. The GNC Committee will consider director candidates who are recommended by the stockholders of NaviSite. Such recommendation for nomination must be in writing and include the following:

- Name and address of the stockholder making the recommendation;
- Number of shares of Common Stock that are owned beneficially and held of record by such stockholder;
- Name and address of the individual recommended for consideration as a director nominee;

- Principal occupation and experience of the director nominee;
- Total number of shares of Common Stock that will be voted for the director nominee by the stockholder making the recommendation; and
- A written statement from the stockholder making the recommendation stating whether the director nominee has indicated his or her willingness to serve if elected and why such recommended candidate would be able to fulfill the duties of a director.

Nominations must be sent to the attention of the Secretary of NaviSite by U.S. mail to NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810. The Secretary will then provide the nomination to the GNC Committee for consideration. Assuming that the required material has been provided on a timely basis, the GNC Committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Stockholder Communications with the Board of Directors

Stockholders may communicate with the Board of Directors by sending written communications to the Board of Directors or any individual member of the Board of Directors to the following address: Board of Directors, c/o Secretary, NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810. The Secretary will forward all such correspondence accordingly, except for mass mailings, job inquiries, surveys, business solicitations or advertisements, personal grievances, matters as to which NaviSite tends to receive repetitive or duplicative communications, or patently offensive or otherwise inappropriate material.

MANAGEMENT

Officers are appointed annually by the Board of Directors and serve at the discretion of the Board of Directors. Set forth below is information regarding the current executive officers of NaviSite.

Name	Age	Position
Arthur P. Becker	58	Chief Executive Officer, President and Director
James W. Pluntze	47	Chief Financial Officer and Treasurer
Mark Clayman	39	Senior Vice President of Hosting Services

Arthur P. Becker has served as a director of NaviSite since September 2002 and its Chief Executive Officer and President since February 2003. From 2000 to 2003, Mr. Becker has served as Vice Chairman and a director of CBT, a predecessor-in-interest to Atlantic Investors, LLC. Mr. Becker is also a co-founder of Atlantic Investors, LLC, a holder of approximately 38% of the outstanding shares of our Common Stock as of the Record Date. Since 1999, Mr. Becker has been the Managing Member of Madison Technology LLC, an investment fund that is focused on technology and telecommunications companies. Madison Technology LLC is a managing member of Atlantic Investors, LLC.

James W. Pluntze has served as Chief Financial Officer and Treasurer of NaviSite since January 2007. Mr. Pluntze first joined NaviSite in 2002 as a director and as the Chairman of the Audit Committee. From March 2003 until May 2005, Mr. Pluntze served as the acting Chief Financial Officer of NaviSite and from May 2005 until January 2007, Mr. Pluntze served as NaviSite's Senior Vice President of Finance.

Mark Clayman has served as Senior Vice President of Hosting Services of NaviSite since June 2006. Mr. Clayman joined NaviSite as Vice President, Hosting and Chief Information Officer through the acquisition of Surebridge, Inc. in June 2004. From June 1999 through June 2004, Mr. Clayman served as Vice President and Chief Information Officer of Surebridge, Inc., a leading application outsourcer.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

We place a great deal of importance on recruiting, hiring, retaining and motivating high quality personnel. Our executive compensation program has three objectives: (i) to align the interests of our executive officers with the interests of our stockholders by basing a significant portion of an executive's compensation on our performance; (ii) to attract and retain talented executive officers who can contribute to our success; and (iii) to provide incentives for superior performance by our executives. Historically, we have chosen to achieve these objectives through salary increases, cash and stock bonuses and periodic grants of equity awards.

Compensation Elements

Elements of compensation for our executive officers include:

- base salary;
- annual bonuses;
- long-term incentive awards;
- employee benefits;
- perquisites and personal benefits.

Our policy for allocating between currently paid and long-term compensation is to ensure adequate base compensation to attract and retain our personnel, while providing incentives to maximize our long-term value for our stockholders. While we do not adhere to rigid formulas or targets in determining the mix of compensation elements, the GNC Committee has determined that base salaries should be at the Peer Group (as defined below) 25th percentile, target bonuses should be at the Peer Group 75th percentile and annual long term incentive compensation should be at the Peer Group 50th percentile. We incorporate flexibility into our compensation structure to respond to the changing business environment and needs of NaviSite.

Base Salaries. A competitive base salary is the foundation of our compensation structure and we believe it is required to attract, retain and motivate the executive officers in alignment with our business strategies. Absent a promotion or significant increase in responsibilities, our GNC Committee reviews base salaries of our executive officers in the context of existing salaries. In fiscal 2008, our GNC Committee reviewed our Named Executive Officers' base salaries and approved a base salary increase of 8% for Mr. Pluntze. Messrs. Becker, Clayman and Cochinwala and Ms. Cormier did not receive a base salary increase in fiscal 2008.

Annual Bonuses. A significant portion of the direct cash compensation for our Named Executive Officers consists of annual incentive bonuses. Our GNC Committee established a target bonus opportunity for each of our Named Executive Officers for fiscal 2008 under our FY 2008 Executive Management Bonus Program ("2008 MBP"). Target bonus opportunities are expressed as a percentage of the base salary paid to the Named Executive Officer during that fiscal year. For fiscal 2008, the target bonus percentages for the Named Executive Officers were 75% for Mr. Becker, 44.4% for Mr. Clayman, 50% for Mr. Cochinwala, 44% for Mr. Pluntze and 29% for Ms. Cormier. The GNC Committee generally selects bonus amounts for the executive officers such that the target bonus opportunity approximates the 75th percentile of comparable positions at our peer companies.

The 2008 MBP was designed to recognize and reward the achievement of financial, business and management goals that are essential to our success. As designed, for Messrs. Becker and Pluntze and Ms. Cormier, the bonus payments under the 2008 MBP could range from 0% to 130% of an individual's target bonus, based on business and individual performance and the discretion of the GNC Committee. For Messrs. Clayman and Cochinwala, the bonus payments under the 2008 MBP could range from 0% to 145% of an individual's target bonus, based on business and individual performance and the discretion of the GNC

Committee. The 2008 MBP design contemplated both financial achievements and personal goals and objectives in order to compute the percentage of target achieved.

For Messrs. Becker and Pluntze and Ms. Cormier, there were two financial metrics upon which the 2008 MBP was based: "Target 1" was the achievement of $183,000,000 of gross revenue in fiscal 2008 and "Target 2" was the achievement of $43,000,000 of Adjusted EBITDA, as defined by NaviSite, in fiscal 2008. For Mr. Becker, 75% of his bonus target was dependent on meeting Target 1 and 25% was based on meeting Target 2. For each of Mr. Pluntze and Ms. Cormier, 50% of their bonus target was based on meeting Target 1, 25% was based on meeting Target 2 and 25% was based on meeting personal objectives.

The 2008 MBP was structured so that Messrs. Becker and Pluntze and Ms. Cormier only began to earn a cash bonus if NaviSite's gross revenue was 85% of Target 1 and NaviSite's Adjusted EBITDA was 75% of Target 2. If NaviSite's gross revenue was 85% of Target 1 and NaviSite's Adjusted EBITDA was 75% of Target 2, then Messrs. Becker and Pluntze and Ms. Cormier would earn a cash bonus equal to 70% of the portion earned based on meeting Target 1, plus 70% of the portion earned based on meeting Target 2, plus the portion earned based on meeting personal objectives, as applicable. The bonus targets would be earned in full only if NaviSite's gross revenue was 100% of Target 1 and NaviSite's Adjusted EBITDA was 100% of Target 2. Between triggering the earning of the cash bonus at 85% of Target 1 and 75% of Target 2 and the 100% achievement of Target 1 and Target 2, the cash bonus earned by each of Messrs. Becker and Pluntze and Ms. Cormier would be paid in a linear relationship to the achievement of Target 1 and Target 2. In addition, each of Messrs. Becker and Pluntze and Ms. Cormier had the opportunity to earn an over-achievement bonus. The over-achievement bonus would be paid for achievement of 101% to 110% of Target 2. The percent payout of each executive officer's over-achievement bonus would equal the percent achievement above the 100% goal. Mr. Pluntze and Ms. Cormier would also have to meet their personal objectives in order to earn any payout of the over-achievement bonus. In no event would the over-achievement bonus earned be more than 30% of the target bonus opportunity for each of Messrs. Becker and Pluntze and Ms. Cormier.

For Mr. Clayman, there were four financial metrics upon which the 2008 MBP was based: "Target 1" was the achievement of $113,368,313 of gross revenue of the Hosting Services division of NaviSite in fiscal 2008; "Target 2" was the achievement of $37,830,486 of EBITDA of the Hosting Services division of NaviSite in fiscal 2008; "Target 3" was the achievement of $37,942,863 of gross revenue of the Application Management division of NaviSite in fiscal 2008; and "Target 4" was the achievement of $20,464,217 of EBITDA of the Application Management division of NaviSite in fiscal 2008. For Mr. Clayman, 20% of his bonus target was dependent on meeting Target 1, 50% was based on meeting Target 2, 10% was based on meeting Target 3 and 20% was based on meeting Target 4.

The 2008 MBP was structured so that Mr. Clayman only began to earn a cash bonus if the Hosting Services division's gross revenue was 85% of Target 1, the Hosting Services division's EBITDA was 75% of Target 2, the Application Management division's gross revenue was 85% of Target 3 and the Application Management division's EBITDA was 75% of Target 4. If the Hosting Services division's gross revenue was 85% of Target 1, the Hosting Services division's EBITDA was 75% of Target 2, the Application Management division's gross revenue was 85% of Target 3 and the Application Management division's EBITDA was 75% of Target 4, then Mr. Clayman would earn a cash bonus equal to 70% of the portion earned based on meeting Target 1, plus 70% of the portion earned based on meeting Target 2, plus 70% of the portion earned based on meeting Target 3, plus 70% of the portion earned based on meeting Target 4. The bonus target would be earned in full only if the Hosting Services division's gross revenue was 100% of Target 1, the Hosting Services division's EBITDA was 100% of Target 2, the Application Management division's gross revenue was 100% of Target 3 and the Application Management division's EBITDA was 100% of Target 4. Between triggering the earning of the cash bonus at 85% of Targets 1 and 3 and 75% of Targets 2 and 4 and the 100% achievement of Target 1, Target 2, Target 3 and Target 4, the cash bonus earned by Mr. Clayman would be paid in a linear relationship to the achievement of Target 1, Target 2, Target 3 and Target 4. In addition, Mr. Clayman had the opportunity to earn an over-achievement bonus. The over-achievement bonus would be paid for achievement of 101% to 110% of Target 2. The percent payout of Mr. Clayman's over-achievement bonus would equal the percent achievement above the 100% goal. In no event would the over-achievement bonus earned be more than 45% of the target bonus opportunity for Mr. Clayman.

For Mr. Cochinwala, there were three financial metrics upon which the 2008 MBP was based: "Target 1" was the achievement of $2,877,764 of EBITDA of the Professional Services division of NaviSite in fiscal 2008; "Target 2" was the achievement of $37,942,863 of gross revenue of the Application Management division of NaviSite in fiscal 2008; and "Target 3" was the achievement of $20,464,217 of EBITDA of the Application Management division of NaviSite in fiscal 2008. For Mr. Cochinwala, 50% of his bonus target was dependent on meeting Target 1, 15% was based on meeting Target 2, and 35% was based on meeting Target 3.

The 2008 MBP was structured so that Mr. Cochinwala only began to earn a cash bonus if the Professional Services division's EBITDA was 75% of Target 1, the Application Management division's gross revenue was 85% of Target 2 and the Application Management division's EBITDA was 75% of Target 3. If the Professional Services division's EBITDA was 75% of Target 1, the Application Management division's gross revenue was 85% of Target 2 and the Application Management division's EBITDA was 75% of Target 3, then Mr. Cochinwala would earn a cash bonus equal to 70% of the portion earned based on meeting Target 1, plus 70% of the portion earned based on meeting Target 2, plus 70% of the portion earned based on meeting Target 3. The bonus target would be earned in full only if the Professional Services division's EBITDA was 100% of Target 1, the Application Management division's gross revenue was 100% of Target 2 and the Application Management division's EBITDA was 100% of Target 3. Between triggering the earning of the cash bonus at 75% of Targets 1 and 3 and 85% of Target 2 and the 100% achievement of Target 1, Target 2 and Target 3, the cash bonus earned by Mr. Cochinwala would be paid in a linear relationship to the achievement of Target 1, Target 2 and Target 3. In addition, Mr. Cochinwala had the opportunity to earn an over-achievement bonus. The over-achievement bonus would be paid for achievement of 101% to 110% of Target 1. The percent payout of Mr. Cochinwala's over-achievement bonus would equal the percent achievement above the 100% goal. In no event would the over-achievement bonus earned be more than 45% of the target bonus opportunity for Mr. Cochinwala.

Actual bonus payments for fiscal 2008 are set forth in the Summary Compensation Table and reflect that (i) Mr. Becker achieved approximately 53% of his overall target bonus, (ii) Mr. Clayman achieved approximately 50% of his overall target bonus, (iii) Mr. Cochinwala achieved approximately 32% of his overall target bonus and (iv) Mr. Pluntze achieved approximately 45% of his overall target bonus. Ms. Cormier did not receive a bonus payment under the 2008 MBP as she resigned prior to the end of the fiscal year.

Long-Term Equity Incentives. The GNC Committee believes that placing a portion of an executive's total compensation in the form of restricted stock achieves three objectives: (i) it aligns the interest of our executives directly with those of our stockholders; (ii) it gives executives a significant long-term interest in our success; and (iii) it helps us retain key executives. In determining the number and terms of shares to grant an executive, the GNC Committee will primarily consider the executive's past performance and the degree to which an incentive for long-term performance would benefit NaviSite. The GNC Committee also considers the total number of shares reserved for issuance under our stock incentive plans, our projected hiring needs for the near future and our recent performance.

Beginning in fiscal 2008 under the Compensation Policy, long-term incentive compensation for executive officers is comprised of grants of shares of restricted stock (the "Annual Restricted Stock Grants"). The terms and number of shares subject to the Annual Restricted Stock Grants will be determined by the GNC Committee each year. The effective grant date for fiscal 2008 was August 21, 2007. The GNC Committee approved the grant for fiscal 2009 on July 22, 2008. From an accounting perspective, the grant date determined pursuant to SFAS 123R for equity-based awards was August 27, 2008.

The GNC Committee approved the fiscal 2008 Annual Restricted Stock Grant on August 21, 2007. The restricted stock was granted under the Amended and Restated 2003 Stock Incentive Plan. Each grant was divided into 60% accelerated shares and 40% non-accelerated shares. The shares vest as to 33⅓% of the original number of each of the accelerated and non-accelerated shares on the first, second and third anniversary of the grant date. In the event that NaviSite achieved $184,400,000 in revenue and $45,100,000 of adjusted EBITDA for fiscal year 2008, the restrictions with respect to 100% of the accelerated shares would have automatically lapsed. NaviSite did not achieve these targets and the restrictions on the accelerated shares did not automatically lapse. Messrs. Clayman and Cochinwala did not receive a 2008 Annual Restricted Stock Grant as they were not executive officers of NaviSite as of the date of the grant. Please see "Grants of Plan-Based Awards For Fiscal 2008" below for details regarding the fiscal 2008 Annual Restricted Stock Grants.

The GNC Committee approved the fiscal 2009 Annual Restricted Stock Grant on July 22, 2008. The restricted stock was granted under the Amended and Restated 2003 Stock Incentive Plan. The restrictions lapse as follows (i) for the first ⅓ of the shares, 50% vests upon NaviSite exceeding a market capitalization of $182,330,695 for 20 consecutive trading days and, so long as the employee remains employed by NaviSite as of each vesting date, the remaining 50% of such ⅓ vests on the one year anniversary thereafter, (ii) for the second ⅓ of the shares, 50% vests upon NaviSite exceeding a market capitalization of $232,330,695 for 20 consecutive trading days, and so long as the employee remains employed by NaviSite as of each vesting date, the remaining 50% of such ⅓ vests on the one year anniversary thereafter, and (iii) for the final ⅓ of the shares, 50% vests upon NaviSite exceeding a market capitalization of $282,330,695 for 20 consecutive trading days and, so long as the employee remains employed by NaviSite as of each vesting date, the remaining 50% of such ⅓ vests on the one year anniversary thereafter. If the performance targets are not met, the restricted shares will be forfeited to NaviSite on the tenth anniversary of the grant date.

These shares of restricted stock are not subject to any separation or change of control agreement NaviSite currently has in place with any of the executive officers and will not accelerate in accordance with the provisions of any such separation or change of control agreement. In the event there is a change of control (as defined in the Restricted Stock Agreement with each executive officer), which results in a market capitalization: (x) exceeding $182,330,695, then 100% of the first ⅓ of the shares will vest immediately, so long as the employee remains employed by NaviSite as of such date, with the remainder of the shares being forfeited; (y) exceeding $232,330,695, then 100% of the first and second ⅓ of the shares will vest immediately, so long as the employee remains employed by NaviSite as of such date, with the remainder of the shares being forfeited; or (z) exceeding $282,330,695, then 100% of all of the shares will vest immediately, so long as the employee remains employed by NaviSite as of such date. Please see "Grants of Plan-Based Awards For Fiscal 2008" below for details regarding the fiscal 2009 Annual Restricted Stock Grants.

Employee Benefits. We sponsor the following benefits under which our executive officers and other eligible employees may participate. The cost of such coverage for employee and dependents is partially borne by the executive or employee and dependent upon coverage elected. Eligibility for participation is upon hire, most benefits include a prerequisite of working 30-hours or more per week on a consistent basis.

- Health Insurance: Offer an HMO and two PPO plans which provide for in and out of network coverage.
- Dental Insurance: Provide 100% coverage for preventative, 80% basic restorative, 50% major restorative. Deductible is $50/$150 calendar year basic or major. Orthodontic 50% to $1,500 maximum.
- Vision: Hardware reimbursement for glasses, lenses, contacts. $150 per person/$400 family. No premium cost.
- Life/AD&D: Benefit equal to two times their base annual salary, not to exceed $500,000. Commission, bonus and overtime excluded. 100% paid NaviSite. Supplemental life/AD&D also offered. Cost borne by executive or employee.
- STD/LTD: NaviSite bears the cost of these policies. Optional employee purchase of tax free benefit offered.
- FSA (Flexible Spending Account Health/Dependent): Allows use of pre-tax dollars to cover certain expenses not covered by insurance.
- 401(k) Plan: All of our employees who work in the U.S. are eligible to participate in the 401(k) Plan if they meet eligibility requirements. Contribute on a pre-tax basis, up to 50% of their respective total income (includes commission, bonus and overtime) from NaviSite, subject to a maximum aggregate annual contribution imposed by the IRS. We currently have no employer match.
- Employee Assistance Program: 24/7 confidential hotline and website assistance.

The GNC Committee's Process

Our GNC Committee annually reviews and approves the compensation of all of our executive officers, as is described in the "Corporate Governance and Board Matters — GNC Committee" section above. In addition, our GNC Committee adopted the Compensation Policy last year, which policy is described in the "Corporate Governance and Board Matters — GNC Committee" section above.

Compensation Consultant

In fiscal 2007, NaviSite retained DolmatConnell & Partners as an independent advisor reporting to the GNC Committee on executive compensation matters. DolmatConnell & Partners' role is further described in the "Corporate Governance and Board Matters — GNC Committee" section above.

Benchmarking

Benchmark data was used by our GNC Committee to review and to help determine the appropriate amount of each executive officer's compensation. Benchmark companies were selected by DolmatConnell & Partners, and are referred to as the "Peer Group". The companies in the Peer Group were selected to reflect similar business product and service, similar size, targeted customer segments and the markets for executive talent most applicable to NaviSite. The GNC Committee used the companies in the Peer Group to verify and determine competitive pay levels for our executive officers. The companies in the Peer Group were:

- Art Technology Group, Inc.,
- Diamond Management & Technology Consultants, Inc.,
- Digital River, Inc.,
- Equinix, Inc.,
- Imergent, Inc.,
- Internap Network Services Corporation,
- iPass Inc.,
- Limelight Networks, Inc.,
- Perficient, Inc.,
- QAD Inc.,
- RCM Technologies, Inc.,
- Switch & Data Facilities Company, Inc.,
- TeleCommunication Systems, Inc.,
- Terremark, Inc. and
- Vignette Corporation.

A second data source comprised of compensation survey data from the Radford Executive Survey was used to assess the cash compensation of all executive officers except the Chief Executive Officer and Chief Financial Officer.

The GNC Committee examined the range of benchmark company data for each executive officer's position. The benchmark data examined was: (i) annual run rate (run rate is equal to the number of stock options and full-value shares granted divided by the number of shares of Common Stock outstanding; our annual run rate in fiscal 2007 was 6.7%, which was slightly above the Peer Group 75th percentile of 4.8%); (ii) equity outstanding (consisting of stock options and restricted shares as a percentage of shares outstanding); our equity outstanding in fiscal 2007 was 19.2%, which was above the Peer Group 75th percentile of 14.5%; (iii) total stock option overhang (we had a total overhang of 28.4% in fiscal 2007, placing us at the Peer

Group 76th percentile); (iv) base salaries (positioned at the Peer Group 25th percentile); (v) bonus targets (positioned at the Peer Group 75th percentile); (vi) annual long-term incentive compensation (positioned at the Peer Group 50% percentile); (vii) actual total cash compensation (positioned at the Peer Group 25th percentile); (viii) target total cash compensation (positioned at the Peer Group 50th percentile); (ix) annual equity participation (positioned at the Peer Group 50th percentile) and (x) actual total direct compensation (positioned between the Peer Group 25th and 50th percentile).

Role of Executive Officers in Compensation Decisions

Our Chief Executive Officer provides recommendations with respect to all components of our executive officers' compensation to our GNC Committee, as is described in the "Corporate Governance and Board Matters — GNC Committee" section above.

Executive Officer Agreements

We have employment agreements and indemnification agreements with each of our executive officers. We have also entered into Separation Agreements with each of our executive officers. Under these agreements, these officers will be entitled to receive severance benefits upon termination by NaviSite without cause or by the executive officer for good reason following a change in control. See "Employment Agreements" and "Potential Payments Upon Termination or Change in Control" below for a more detailed description of these agreements. We believe that the potential benefits provided by these agreements will help: (i) assure that our executive officers can give their full attention and dedication to our business, free from distractions caused by personal uncertainties and risks related to a pending or threatened change in control, (ii) assure our executive officers' objectivity in considering shareholders' interests, (iii) assure our executive officers of fair treatment in case of involuntary termination following a change in control, and (iv) attract and retain key executive talent.

Tax and Accounting Considerations

Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally disallows a federal income tax deduction to public companies for certain compensation over $1,000,000 paid to certain officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. The GNC Committee intends to review the potential effects of Section 162(m) of the Code periodically and intends to structure our equity awards in a manner that is intended to avoid disallowances under Section 162(m) of the Code unless the GNC Committee believes that such compliance would not be in the best interest of us or our stockholders.

Accounting for Stock-Based Compensation. Beginning on August 1, 2005, NaviSite began accounting for stock-based payments including stock option awards in accordance with the requirements of Statement of Financial Accounting Standards No. 123(R), *Share Based Payment.*

Compensation Committee Report

The GNC Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on this review and discussion, the GNC Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in NaviSite's proxy statement on Schedule 14A.

By the Governance, Nominating and
Compensation Committee

Larry Schwartz, Chairman
James Dennedy
Thomas R. Evans

The information contained in the foregoing report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference into any of NaviSite's previous or future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent specifically incorporated by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Compensation ($)	All Other Compensation ($)	Total ($)
Arthur P. Becker	2008	$350,000	$501,987	$109,872	$138,944(3)	—	$1,100,803
Chief Executive Officer and President	2007	$350,000	—	$367,218	$187,500(4)	—	$ 904,718
James W. Pluntze(5)	2008	$243,000	$231,661	$ 77,159	$ 47,729(3)	—	$ 599,549
Chief Financial Officer and Treasurer	2007	$204,231	—	$ 98,155	$ 75,000(4)	—	$ 377,386
Mark Clayman	2008	$225,000	—	$ 96,313	$ 50,000(3)	—	$ 371,313
Senior Vice President of Hosting Services	2007	$225,000	—	$146,815	$106,406(4)	—	$ 478,221
Nasir Cochinwala(6)	2008	$200,000	—	$ 86,973	$ 31,911(3)	—	$ 318,884
Former Senior Vice President of Professional Services	2007	$200,000	—	$102,969	$ 81,560(4)	—	$ 384,529
Monique Cormier(7)	2008	$179,039	$111,540	$ 14,043	—	$99,425(8)	$ 404,047
Former General Counsel, Vice President and Secretary	2007	$190,000	—	$ 21,063	$ 41,250(4)	—	$ 252,313

(1) Reflects the fiscal 2008 expense for restricted stock awards granted to the Named Executive Officers. Amounts reflect the compensation cost recorded in the fiscal 2008 consolidated financial statements for each named individual in accordance with Financial Accounting Standards Board "Share Based Payment, an amendment of FASB Statements No. 123 and 95" ("SFAS 123R"). Please refer to footnote 2(n) in our consolidated financial statements filed on Form 10-K for the fiscal year ended July 31, 2008. These amounts reflect NaviSite's accounting expense for these awards and do not correspond to the actual value that might be realized by the named individuals.

(2) Reflects the fiscal 2008 and fiscal 2007 expense for stock option awards granted to the Named Executive Officers. Amounts reflect the compensation cost recorded in the fiscal 2008 and fiscal 2007 consolidated financial statements for each named individual and includes grants made in previous years for which compensation expense is required to be recognized in accordance with SFAS 123R. The expense has been calculated based on the grant date fair value of the respective awards using a Black-Scholes option pricing model. Please refer to footnote 2(n) in our consolidated financial statements filed on Form 10-K for the fiscal year ended July 31, 2008 and footnote 3(m) in our consolidated financial statements filed on Form 10-K for the fiscal year ended July 31, 2007. These amounts reflect NaviSite's accounting expense for these awards and do not correspond to the actual value that might be realized by the named individuals.

(3) Represents amounts earned under the FY 2008 Executive Management Bonus Program. Bonuses were not paid until November 7, 2008, except that Mr. Cochinwala's bonus payment was paid to him in October 2008.

(4) Represents amounts earned under the FY 2007 Executive Management Bonus Program. Bonuses were not paid until September 28, 2007.

(5) Mr. Pluntze was promoted to Chief Financial Officer on January 1, 2007.

(6) Mr. Cochinwala resigned from NaviSite on October 6, 2008.

(7) Ms. Cormier resigned from NaviSite on June 20, 2008.

(8) Includes $8,502 for payment of unused vacation upon Ms. Cormier's resignation. The remaining amount represents the actual amount realized by Ms. Cormier relating to stock options exercised during fiscal year 2008.

The following table sets forth the details of awards granted to the Named Executive Officers during fiscal 2008.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2008

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock
Arthur P. Becker	(2)	0	262,500	341,250					
	8/21/07							131,640(3)	$1,043,905
	7/22/08(4)				0	277,000(5)	277,000(5)		$ 911,330
James W. Pluntze	(2)	0	106,920	138,996					
	8/21/07							60,750(3)	$ 481,748
	7/22/08(4)				0	120,000(5)	120,000(5)		$ 394,800
Mark Clayman	(2)	0	100,000	145,000				—	
	7/22/08(4)				0	120,000(5)	120,000(5)		$ 394,800
Nasir Cochinwala(6)	(2)	0	100,000	145,000				—	
	7/22/08(4)				0	90,000(5)(6)	90,000(5)(6)		$ 296,100
Monique Cormier(7)	(2)	0	52,200	67,860					
	8/21/07							29,250(3)(7)	$ 231,953

(1) Non-equity awards are made pursuant to our FY 2008 Executive Management Bonus Program. The threshold amount is 0% of target, as no payment is made if target is not met and maximum is 130% of target for Messrs. Becker and Pluntze and Ms. Cormier and maximum is 145% of target for Messrs. Clayman and Cochinwala. Certain of each Named Executive Officer's targets were met and the following bonus payments were made on November 7, 2008 (except the bonus payment to Mr. Cochinwala was made in October 2008): (i) $138,944 to Mr. Becker, which reflects an achievement of approximately 53% of his target bonus payment; (ii) $47,729 to Mr. Pluntze, which reflects an achievement of approximately 45% of his target bonus payment; (iii) $50,000 to Mr. Clayman, which reflects an achievement of approximately 50% of his target bonus payment; and (iv) $31,911 to Mr. Cochinwala, which reflects an achievement of approximately 32% of his target bonus payment. Ms. Cormier did not receive a bonus payment as she resigned prior to the end of the fiscal year. See "Compensation Discussion and Analysis" for a discussion of the program.

(2) The GNC Committee approved the terms of the FY 2008 Executive Management Bonus Program on December 12, 2007.

(3) The restricted stock was granted under the Amended and Restated 2003 Stock Incentive Plan. Each grant was divided into 60% accelerated shares and 40% non-accelerated shares. The shares vest as to 33⅓% of the original number of each of the accelerated and non-accelerated shares on the first, second and third anniversary of the grant date. In the event that NaviSite achieved $184,400,000 in revenue and $45,100,000 of adjusted EBITDA for fiscal year 2008, the restrictions with respect to 100% of the accelerated shares would have automatically lapsed. NaviSite did not achieve these targets and the restrictions on the accelerated shares did not automatically lapse.

(4) The restricted stock was granted under the Amended and Restated 2003 Stock Incentive Plan. The GNC Committee approved the grant on July 22, 2008. However, the grant date determined pursuant to SFAS 123R for equity-based awards was August 27, 2008 and accordingly, no SFAS 123R expense was taken in fiscal year 2008.

(5) The restricted stock was granted under the Amended and Restated 2003 Stock Incentive Plan. The restrictions lapse as follows (i) for the first ⅓ of the shares, 50% vests upon NaviSite exceeding a market capitalization of $182,330,695 for 20 consecutive trading days and, so long as the employee remains employed by NaviSite as of each vesting date, the remaining 50% of such ⅓ vests on the one year anniversary thereafter, (ii) for the second ⅓ of the shares, 50% vests upon NaviSite exceeding a market capitalization of $232,330,695 for 20 consecutive trading days, and so long as the employee remains employed by NaviSite as of each vesting date, the remaining 50% of such ⅓ vests on the one year anniversary thereafter, and (iii) for the final ⅓ of the shares, 50% vests upon NaviSite exceeding a market capitalization of

$282,330,695 for 20 consecutive trading days and, so long as the employee remains employed by NaviSite as of each vesting date, the remaining 50% of such ⅓ vests on the one year anniversary thereafter. In the event there is a change of control (as defined in the Restricted Stock Agreement with each executive officer), which results in a market capitalization: (x) exceeding $182,330,695, then 100% of the first ⅓ of the shares will vest immediately, so long as the employee remains employed by NaviSite as of such date, with the remainder of the shares being forfeited; (y) exceeding $232,330,695, then 100% of the first and second ⅓ of the shares will vest immediately, so long as the employee remains employed by NaviSite as of such date, with the remainder of the shares being forfeited; or (z) exceeding $282,330,695, then 100% of all of the shares will vest immediately, so long as the employee remains employed by NaviSite as of such date.

(6) Mr. Cochinwala resigned from NaviSite on October 6, 2008. Per an arrangement with NaviSite, Mr. Cochinwala has until April 6, 2009 (plus an additional 90-day period beyond such date provided Mr. Cochinwala has not violated any ongoing obligations to NaviSite) for the restrictions to lapse on the shares of restricted stock before forfeiting such shares to NaviSite.

(7) Ms. Cormier resigned from NaviSite on June 20, 2008 and the 29,250 shares of restricted stock granted to Ms. Cormier were forfeited to NaviSite on such date.

Employment Agreements

Arthur Becker

We entered into an employment agreement with Arthur P. Becker as of February 21, 2003, pursuant to which he is employed as our Chief Executive Officer and President. His agreement is for a continuous term, but subject to the provisions described under "Potential Payments Upon Termination or Change in Control", may be terminated by either party at any time. Pursuant to this agreement, Mr. Becker is entitled to receive:

- a base salary, currently $350,000 per year, which is reviewed by our GNC Committee annually (but no more frequently than annually);
- an annual bonus upon our achievement of various financial and/or other goals established by the Board of Directors; and
- fringe benefits, including stock options and health insurance and other benefits available to our employees.

We have also entered into an indemnification agreement with Mr. Becker pursuant to which he will be indemnified by us, subject to certain limitations, for any liabilities incurred by him in connection with his role as a director and officer of NaviSite.

Mark Clayman

We entered into an employment offer letter with Mark Clayman as of May 19, 2004, pursuant to which he is employed as our Senior Vice President of Hosting Services. Pursuant to this agreement, Mr. Clayman is entitled to receive:

- a base salary, currently $225,000 per year;
- an annual bonus upon our achievement of various financial and/or other goals established by the Board of Directors; and
- fringe benefits, including stock options and health insurance and other benefits available to our employees.

We have entered into an indemnification agreement with Mr. Clayman pursuant to which he will be indemnified by us, subject to certain limitations, for any liabilities incurred by him in connection with his role as an officer of NaviSite.

Nasir Cochinwala

We entered into an employment offer letter with Nasir Cochinwala as of June 17, 2005, pursuant to which he was employed as our Senior Vice President of Professional Services. Pursuant to this agreement, Mr. Cochinwala was entitled to receive:

- a base salary, which at the time of his resignation on October 6, 2008 was $200,000 per year;
- an annual bonus upon our achievement of various financial and/or other goals established by the Board of Directors; and
- fringe benefits, including stock options and health insurance and other benefits available to our employees.

We entered into an indemnification agreement with Mr. Cochinwala pursuant to which he would have been indemnified by us, subject to certain limitations, for any liabilities incurred by him in connection with his role as an officer of NaviSite.

On October 6, 2008, Mr. Cochinwala resigned from NaviSite and the terms of his employment offer letter are no longer in effect.

Monique Cormier

We entered into an employment offer letter with Monique Cormier as of August 12, 2005, pursuant to which she was employed as our General Counsel. Pursuant to this agreement, Ms. Cormier was entitled to receive:

- a base salary, which at the time of her resignation on June 20, 2008 was $190,000 per year; and
- fringe benefits, including stock options and health insurance and other benefits available to our employees.

We entered into an indemnification agreement with Ms. Cormier pursuant to which she would have been indemnified by us, subject to certain limitations, for any liabilities incurred by her in connection with her role as an officer of NaviSite.

On June 20, 2008, Ms. Cormier resigned from NaviSite and the terms of her employment offer letter are no longer in effect.

James Pluntze

We entered into an employment offer letter with James Pluntze as of April 4, 2003, pursuant to which he was employed as our Vice President of Finance and Acting Chief Financial Officer. Mr. Pluntze was promoted to Chief Financial Officer and Treasurer, effective January 1, 2007. Pursuant to this agreement, Mr. Pluntze is entitled to receive:

- a base salary, currently $243,000 per year;
- an annual bonus upon our achievement of various financial and/or other goals established by the Board of Directors; and
- fringe benefits, including stock options and health insurance and other benefits available to our employees.

We have entered into an indemnification agreement with Mr. Pluntze pursuant to which he will be indemnified by us, subject to certain limitations, for any liabilities incurred by him in connection with his role as an officer of NaviSite.

For details regarding our obligations in the event of various potential circumstances of termination of employment for any of our executive officers, please see "Potential Payments Upon Termination or Change-In-Control" below.

The following table details unexercised options and restricted shares that have not vested for each of the Named Executive Officers as of July 31, 2008.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Arthur P. Becker	40,000	—	2.55	7/9/2013	131,640(1)	$429,146
	60,000	—	2.55	7/10/2013	277,000(2)	$903,020
	400,000	—	5.41	1/30/2014		
	500,000	—	1.58	3/31/2015		
	103,125	—	1.48	2/17/2016		
James W. Pluntze	40,000	—	2.55	7/9/2013	60,750(1)	$198,045
	40,000	—	2.55	7/10/2013	120,000(2)	$391,200
	3,125	—	2.55	1/30/2014		
	16,875	—	2.55	9/20/2014		
	80,000	—	1.58	3/31/2015		
	22,500	—	1.45	2/23/2016		
	40,625	34,375(3)	4.14	11/27/2016		
Mark Clayman	20,000	—	2.55	9/20/2014	120,000(2)	$391,200
	40,000	—	4.39	6/10/2014		
	40,000	—	2.44	1/4/2015		
	100,000	—	1.58	3/31/2015		
	50,000	—	1.45	2/22/2016		
	22,916	27,084(4)	5.50	3/21/2017		
Nasir Cochinwala(5)	143,333	16,667(5)(6)	1.76	6/29/2015	90,000(2)(5)	$293,400
	50,000	—	1.45	2/22/2016		
	22,916	27,084(5)(7)	5.50	3/21/2017		
Monique Cormier(8)	17,500	—	1.55	8/31/2015	—	—
	12,500	—	1.48	2/17/2016		

(1) Restricted stock granted under the Amended and Restated 2003 Stock Incentive Plan. Each grant was divided into 60% accelerated shares and 40% non-accelerated shares. The shares vest as to 33⅓% of the original number of each of the accelerated and non-accelerated shares on the first, second and third anniversary of the grant date. In the event that NaviSite achieved $184,400,000 in revenue and $45,100,000 of adjusted EBITDA for fiscal year 2008, the restrictions with respect to 100% of the accelerated shares would have automatically lapsed. NaviSite did not achieve these targets and the restrictions on the accelerated shares did not automatically lapse.

(2) Restricted stock granted under the Amended and Restated 2003 Stock Incentive Plan. The restrictions lapse as follows (i) for the first ⅓ of the shares, 50% vests upon NaviSite exceeding a market capitalization of $182,330,695 for 20 consecutive trading days and, so long as the employee remains employed by NaviSite, the remaining 50% of such ⅓ vests on the one year anniversary thereafter, (ii) for the second ⅓ of the shares, 50% vests upon NaviSite exceeding a market capitalization of $232,330,695 for 20 consecutive trading days, and so long as the employee remains employed by NaviSite, the remaining 50% of such ⅓ vests on the one year anniversary thereafter, and (iii) for the final ⅓ of the shares, 50% vests upon

NaviSite exceeding a market capitalization of $282,330,695 for 20 consecutive trading days and, so long as the employee remains employed by NaviSite, the remaining 50% of such ⅓ vests on the one year anniversary thereafter. In the event there is a change of control (as defined in the Restricted Stock Agreement with each executive officer), which results in a market capitalization: (x) exceeding $182,330,695, then 100% of the first ⅓ of the shares will vest immediately, so long as the employee remains employed by NaviSite as of such date, with the remainder of the shares being forfeited; (y) exceeding $232,330,695, then 100% of the first and second ⅓ of the shares will vest immediately, so long as the employee remains employed by NaviSite as of such date, with the remainder of the shares being forfeited; or (z) exceeding $282,330,695, then 100% of all of the shares will vest immediately, so long as the employee remains employed by NaviSite as of such date.

(3) Options for the purchase of approximately 1,562 shares vest and become exercisable each month until they are fully vested and exercisable on May 27, 2010.

(4) Options for the purchase of approximately 1,041 shares vest and become exercisable each month until they are fully vested and exercisable on September 18, 2010.

(5) Mr. Cochinwala resigned from NaviSite on October 6, 2008. Per an arrangement with NaviSite, all of Mr. Cochinwala's option awards will continue to vest and be exercisable until April 6, 2009 (plus an additional 90-day period beyond such date provided Mr. Cochinwala has not violated any ongoing obligations to NaviSite) and Mr. Cochinwala has until April 6, 2009 (plus an additional 90-day period beyond such date provided Mr. Cochinwala has not violated any ongoing obligations to NaviSite) for the restrictions to lapse on the shares of restricted stock before forfeiting such shares to NaviSite.

(6) Options for the purchase of approximately 3,333 shares will vest and become exercisable each month until they are fully vested and exercisable on December 27, 2008.

(7) Options for the purchase of approximately 1,041 shares vest and become exercisable each month until they are fully vested and exercisable on April 6, 2009.

(8) Ms. Cormier resigned from NaviSite on June 20, 2008, and all of her unvested outstanding equity awards were immediately forfeited to NaviSite on such date. Per an agreement with NaviSite, Ms. Cormier was given a 90-day period beyond the date of her resignation to exercise her vested options.

The following table sets forth certain information for each of the Named Executive Officers concerning the number and value realized on the exercise of stock options and vesting of stock awards during fiscal 2008.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL 2008

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Arthur P. Becker	—	—
James W. Pluntze	—	—
Mark Clayman	—	—
Nasir Cochinwala	—	—
Monique Cormier	5,000	$14,150
	5,000	$12,250
	5,000	$13,750
	14,075	$36,173
	5,000	$14,600

Potential Payments Upon Termination or Change-in-Control

Arthur Becker

Under Mr. Becker's employment agreement, if his employment is terminated (i) by reason of death or disability, (ii) by us with cause or (iii) due to his voluntary resignation, then he will receive no additional salary or benefits other than what has accrued through the date of termination.

If Mr. Becker's employment is terminated without cause and he signs a general release of known and unknown claims in a form satisfactory to us, Mr. Becker will receive severance payments at his final base salary rate, less applicable withholding, until the earlier of (i) six months after the date of his termination without cause, or (ii) the date on which he first commences other employment.

On April 3, 2006, we entered into a Separation Agreement with Mr. Becker. The Separation Agreement provides that if his employment is terminated by us other than for cause (as defined), disability (as defined) or death, or by Mr. Becker for good reason (as defined) following a change of control (as defined), then we shall be obligated to (i) pay Mr. Becker as severance his annual base salary in effect on the date of termination for a period of six months, (ii) pay a lump sum bonus payment equal to his target bonus for the current fiscal year pro rated to the date of termination, (iii) pay any unpaid bonus from the prior fiscal year, (iv) pay all legal fees and expenses incurred by Mr. Becker in seeking to obtain or enforce any right provided by the Separation Agreement, and (v) reimburse Mr. Becker for COBRA payments for health and welfare benefits continuation if he elects COBRA coverage for a period of six months. Mr. Becker will not be entitled to the foregoing benefits if an equivalent benefit is received by him from another employer during the six month period following his termination. The Separation Agreement also provides that following a change of control (as defined) of NaviSite, all options and shares of restricted stock issued to Mr. Becker under our Amended and Restated 2003 Stock Incentive Plan or any other NaviSite stock incentive plan will become exercisable and vested in full on the date of the change of control. However, the shares of restricted stock granted to Mr. Becker pursuant to the 2009 Annual Restricted Stock Grant are not subject to any separation or change of control agreement NaviSite currently has in place with Mr. Becker and will not accelerate in accordance with the provisions of any such separation or change of control agreement.

Our obligation to provide the forgoing benefits is subject to the effectiveness of a general waiver and release from Mr. Becker in favor of us, our directors, officers, employees, representatives, agents and affiliates in a form satisfactory to us.

Mark Clayman

On April 3, 2006, we entered into a Separation Agreement with Mr. Clayman. The Separation Agreement provides that if his employment is terminated by us other than for cause (as defined), disability (as defined) or death, or by Mr. Clayman for good reason (as defined) following a change of control (as defined), then we shall be obligated to (i) pay Mr. Clayman as severance the higher of (x) his annual base salary in effect on the date of termination or (y) his annual base salary in effect immediately prior to the change of control, for a period of six months, (ii) pay a lump sum bonus payment equal to his target bonus for the current fiscal year pro rated to the date of termination, (iii) pay any unpaid bonus from the prior fiscal year, (iv) pay all legal fees and expenses incurred by Mr. Clayman in seeking to obtain or enforce any right provided by the Separation Agreement, and (v) reimburse Mr. Clayman for COBRA payments for health and welfare benefits continuation if he elects COBRA coverage for a period of six months. Mr. Clayman will not be entitled to the foregoing benefits if an equivalent benefit is received by him from another employer during the six month period following his termination.

The Separation Agreement also provides that if Mr. Clayman's employment is terminated by us other than for cause (as defined), disability (as defined) or death, or by Mr. Clayman for good reason (as defined) within twelve months following a change of control (as defined) of NaviSite, all options and shares of restricted stock issued to Mr. Clayman under our Amended and Restated 2003 Stock Incentive Plan or any other NaviSite stock incentive plan will become exercisable and vested in full on the date of termination. However, the shares of restricted stock granted to Mr. Clayman pursuant to the 2009 Annual Restricted Stock

Grant are not subject to any separation or change of control agreement NaviSite currently has in place with Mr. Clayman and will not accelerate in accordance with the provisions of any such separation or change of control agreement.

Our obligation to provide the forgoing benefits is subject to the effectiveness of a general waiver and release from Mr. Clayman in favor of us, our directors, officers, employees, representatives, agents and affiliates in a form satisfactory to us.

Nasir Cochinwala

On April 3, 2006, we entered into a Separation Agreement with Mr. Cochinwala. The Separation Agreement provided that if his employment was terminated by us other than for cause (as defined), disability (as defined) or death at any time during his employment, or by Mr. Cochinwala for good reason (as defined) within twelve months after a change of control (as defined), then we would be obligated to (i) pay Mr. Cochinwala as severance the higher of (x) his annual base salary in effect on the date of termination or (y) his annual base salary in effect immediately prior to the change of control, for a period of six months, (ii) pay a lump sum bonus payment equal to his target bonus for the current fiscal year pro rated to the date of termination, (iii) pay any unpaid bonus from the prior fiscal year, (iv) pay all legal fees and expenses incurred by Mr. Cochinwala in seeking to obtain or enforce any right provided by the Separation Agreement, and (v) reimburse Mr. Cochinwala for COBRA payments for health and welfare benefits continuation if he elected COBRA coverage for a period of six months.

The Separation Agreement also provided that if Mr. Cochinwala's employment was terminated by us other than for cause (as defined), disability (as defined) or death, or by Mr. Cochinwala for good reason (as defined) within twelve months following a change of control (as defined) of NaviSite, all options and shares of restricted stock issued to Mr. Cochinwala under our Amended and Restated 2003 Stock Incentive Plan or any other NaviSite stock incentive plan would become exercisable and vested in full on the date of termination. However, the shares of restricted stock granted to Mr. Cochinwala pursuant to the 2009 Annual Restricted Stock Grant are not subject to any separation or change of control agreement NaviSite currently has in place with Mr. Cochinwala and will not accelerate in accordance with the provisions of any such separation or change of control agreement.

On October 6, 2008, Mr. Cochinwala resigned from NaviSite and he was not entitled to receive any severance benefits under his Separation Agreement with NaviSite.

Monique Cormier

On April 6, 2006, we entered into a Separation Agreement with Ms. Cormier. The Separation Agreement provides that if her employment is terminated by us other than for cause (as defined), disability (as defined) or death, or by Ms. Cormier for good reason (as defined) following a change of control (as defined), then we shall be obligated to (i) pay Ms. Cormier as severance her annual base salary in effect on the date of termination for a period of six months, (ii) pay a lump sum bonus payment equal to her target bonus for the current fiscal year pro rated to the date of termination, (iii) pay any unpaid bonus from the prior fiscal year, (iv) pay all legal fees and expenses incurred by Ms. Cormier in seeking to obtain or enforce any right provided by the Separation Agreement, and (v) reimburse Ms. Cormier for COBRA payments for health and welfare benefits continuation if she elects COBRA coverage for a period of six months. Ms. Cormier will not be entitled to the foregoing benefits if an equivalent benefit is received by her from another employer during the six month period following her termination.

The Separation Agreement also provides that following a change of control (as defined) of NaviSite, all options and shares of restricted stock issued to Ms. Cormier under our Amended and Restated 2003 Stock Incentive Plan or any other NaviSite stock incentive plan will become exercisable and vested in full on the date of the change of control.

Our obligation to provide the forgoing benefits is subject to the effectiveness of a general waiver and release from Ms. Cormier in favor of us, our directors, officers, employees, representatives, agents and affiliates in a form satisfactory to us.

On June 20, 2008, Ms. Cormier resigned from NaviSite and she was not entitled to receive any severance benefits under her Separation Agreement with NaviSite.

James Pluntze

On July 31, 2007, we entered into a new Separation Agreement with Mr. Pluntze, which supersedes the Separation Agreement between us and Mr. Pluntze dated April 3, 2006. The Separation Agreement provides that if Mr. Pluntze's employment is terminated by us other than for cause (as defined), disability (as defined) or death, or by Mr. Pluntze for good reason (as defined) following a change in control, then we shall be obligated to (i) pay to Mr. Pluntze as severance his annual base salary in effect on the date of termination for a period of six months, (ii) pay a lump sum bonus payment to Mr. Pluntze equal to his target bonus for the current fiscal year pro rated to the date of termination, (iii) pay to Mr. Pluntze any unpaid bonus from the prior fiscal year, (iv) pay all legal fees and expenses incurred by Mr. Pluntze in seeking to obtain or enforce any right provided by the Separation Agreement, and (v) reimburse Mr. Pluntze for COBRA payments for health and welfare benefits continuation if Mr. Pluntze elects COBRA coverage for a period of six months. Mr. Pluntze will not be entitled to the foregoing benefits if an equivalent benefit is received by Mr. Pluntze from another employer during the six month period following his termination.

The Separation Agreement also provides that upon a change in control (as defined) all options and shares of restricted stock granted or issued to Mr. Pluntze under our Amended and Restated 2003 Stock Incentive Plan or any other stock incentive plan of NaviSite shall become exercisable and vested in full on the date of the change in control. However, the shares of restricted stock granted to Mr. Pluntze pursuant to the 2009 Annual Restricted Stock Grant are not subject to any separation or change in control agreement NaviSite currently has in place with Mr. Pluntze and will not accelerate in accordance with the provisions of any such separation or change in control agreement.

Our obligation to provide the forgoing benefits is subject to the effectiveness of a general waiver and release from Mr. Pluntze in favor of us, our directors, officers, employees, representatives, agents and affiliates in a form satisfactory to us.

The following table summarizes payments that NaviSite would be required to make to each executive officer under the separation agreements in the case of (1) termination of the executive without cause and (2) termination related to a change in control of NaviSite. For the purposes of this table, we have assumed that each event occurred on July 31, 2008, the last business day of our last completed fiscal year.

	Payments for Termination Without Cause ($)		Payments for Termination upon Change in Control ($)		
Name	Severance(1)	Health Benefits(2)	Severance(1)	Accelerated Vesting(3)	Health Benefits(2)
Arthur P. Becker	$437,500	$7,268	$437,500	$541,918	$7,268
James W. Pluntze	$228,420	$7,916	$228,420	$350,649	$7,916
Mark Clayman	$262,500	$ 648	$262,500	$ 82,763	$ 648

(1) Severance is for six (6) months of base pay and fiscal year 2008 target bonus.

(2) Health Benefits are payments of premiums for COBRA for six (6) months following termination.

(3) Cost to accelerate vesting of options and restricted stock is the amount of stock compensation which would be recorded under SFAS 123R.

The following table summarizes compensation paid to our non-employee directors during fiscal 2008.

DIRECTOR COMPENSATION FOR FISCAL 2008

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Total ($)
James Dennedy	78,000	54,935	20,045(3)	152,980
Thomas R. Evans	70,500	54,935	20,045(4)	145,480
Andrew Ruhan	51,000	54,935	20,045(5)	125,980
Larry Schwartz	89,500	54,935	20,045(6)	164,480

(1) Amounts reflect compensation cost recorded in the fiscal 2008 consolidated financial statements for each named individual. As of July 31, 2008 outstanding stock awards were 15,750 restricted shares for each director granted under our Amended and Restated Director Compensation Plan. The grant date fair value of restricted stock awards made to all directors in fiscal 2008 was $5.50 per share as computed in accordance with SFAS 123R. Please refer to footnote 2(n) in NaviSite's consolidated financial statements filed on Form 10-K for the year ended July 31, 2008 for a discussion of the assumptions used in computing the grant date fair value of stock based compensation awards. These amounts reflect NaviSite's accounting expense for these awards and do not correspond to the actual value that might be realized by the named individuals. 9,184 shares granted to each director have vested.

(2) Reflects the fiscal 2008 expense for stock option awards granted to the director in prior years. Amounts reflect the compensation cost recorded in the fiscal 2008 consolidated financial statements for each named individual and includes grants made in previous years for which compensation expense is required to be recognized in accordance with SFAS 123R. The expense has been calculated based on the grant date fair value of the respective awards using a Black-Scholes option pricing model. Please refer to footnote 2(n) in our consolidated financial statements filed on Form 10-K for the fiscal year ended July 31, 2008. These amounts reflect NaviSite's accounting expense for these awards and do not correspond to the actual value that might be realized by the named individuals.

(3) Represents 115,000 options outstanding of which all are exercisable.

(4) Represents 95,000 options outstanding of which all are exercisable.

(5) Represents 80,000 options outstanding of which all are exercisable.

(6) Represents 115,000 options outstanding of which all are exercisable.

On August 10, 2007, based upon the recommendation of the GNC Committee, the Board of Directors adopted the NaviSite, Inc. Amended and Restated Director Compensation Plan (the "Plan"). The Plan provides that each independent director and the Chairman of the Board shall be paid an annual fee of $36,000. In addition, the Plan provides that the chairman of the GNC Committee and the chairman of the Audit Committee shall each receive an additional annual fee of $15,000. Each member of the GNC Committee and the Audit Committee (other than the chair of each such committee) shall receive an additional annual fee of $7,500, and the Chairman of the Board shall receive an additional annual fee of $15,000. All annual fees shall be payable in quarterly installments. The Plan also provides that upon initial election to the Board, each independent director and the Chairman of the Board shall receive an initial grant of 31,500 shares of restricted Common Stock. The shares subject to the initial grant shall vest monthly over a period of thirty-six months. Upon re-election to the Board, each independent director and the Chairman of the Board shall receive a grant of 15,750 shares of restricted Common Stock. The members of the Audit Committee and the GNC Committee, and the Committee Chairs, will not receive any additional shares of restricted Common Stock as a result of their membership on such committees or position as a chair of such committee. The shares of restricted Common Stock subject to the annual grant shall vest monthly over a period of twelve months. Upon a change in control of NaviSite, the shares subject to the initial grant and the annual grant shall become fully vested.

During the 2008 fiscal year, Mr. Becker was not paid for his service on the Board of Directors. In accordance with the Plan, upon re-election to the Board of Directors, each of Messrs. Ruhan (Chairman), Evans, Dennedy and Schwartz received a grant of 15,750 shares of restricted Common Stock on December 12, 2007. The shares of restricted stock vest monthly over a period of twelve months. In addition, under the Plan, we paid Mr. Dennedy $58,500 for his service as an independent director, Chairman of the Audit Committee and as a member of the GNC Committee; Mr. Evans $51,000 for his service as an independent director, a member of the Audit Committee and a member of the GNC Committee; Mr. Schwartz $58,500 as an independent director, Chairman of the GNC Committee and member of the Audit Committee; and Mr. Ruhan $51,000 as Chairman of the Board. Messrs. Schwartz, Dennedy and Evans also served on a special committee in fiscal 2008 in which they evaluated possible transactions for NaviSite. Mr. Schwartz received $31,000 as Chairman of this committee and Messrs. Dennedy and Evans each received $19,500 for their service on this committee in fiscal 2008.

Apart from the arrangements discussed above, we do not pay any cash compensation to members of our Board of Directors for their services as members of the Board of Directors, although directors are reimbursed for their reasonable travel expenses incurred in connection with attending Board of Directors and committee meetings. Directors who are also NaviSite officers or employees are eligible to participate in the Amended and Restated 2003 Stock Incentive Plan.

Each member of the Board of Directors has entered into an indemnification agreement with us pursuant to which they will be indemnified by us, subject to certain limitations, for any liabilities incurred by them in connection with their role as directors of NaviSite.

ADDITIONAL INFORMATION

Compensation Committee Interlocks and Insider Participation

The members of the GNC Committee are Messrs. Dennedy, Evans and Schwartz, all of whom are independent directors. No member of the GNC Committee has a relationship that would constitute an interlocking relationship with executive officers or directors of NaviSite or another entity.

Independent Registered Public Accounting Firm Fees

The following table presents fees for professional audit services rendered by KPMG LLP for the audit of NaviSite's annual financial statements for fiscal years ended July 31, 2007 and 2008, and fees billed for other services rendered by KPMG LLP.

	2007	2008
Audit Fees(1)	$577,672	$ 987,179
Audit-Related Fees(2)	68,750	12,500
Audit and Audit-Related Fees	646,422	999,679
Tax Fees(3)	65,000	70,000
All Other Fees(4)	7,100	—
Total Fees	$718,522	$1,069,679

(1) Audit fees consisted principally of fees for the audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States) and quarterly reviews of the consolidated financial statements. The audit fee for both fiscal years also includes fees for the review of, and consents included within, NaviSite's registration statements and other SEC filings.

(2) Audit-related fees consisted principally of fees for accounting consultation on proposed transactions and a SAS 70 report (special purpose report on the internal controls of service organizations).

(3) Tax fees consisted principally of fees for tax compliance, tax planning and tax advice.

(4) All other fees consisted of fees for consultation on employment tax matters.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. During fiscal 2008 and fiscal 2007, all services rendered by KPMG LLP to NaviSite were pre-approved by the Audit Committee.

Audit Committee Financial Expert

The Board of Directors has determined that James Dennedy is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K. Mr. Dennedy is independent as defined in applicable Nasdaq listing standards.

Audit Committee

The Audit Committee of the Board of Directors has reviewed and discussed NaviSite's audited financial statements for fiscal year 2008 with NaviSite's management. The Audit Committee has discussed with KPMG LLP, NaviSite's independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards Nos. 61, 89 and 90, as amended. The Audit Committee has received the written disclosures and the letter from KPMG LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP its independence. The Audit Committee also considered whether KPMG LLP's provision of non-audit services to NaviSite is compatible with maintaining KPMG LLP's independence. Based on the review and discussions described above, among other things, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in NaviSite's Annual Report on Form 10-K for fiscal year 2008.

AUDIT COMMITTEE

James Dennedy, Chairman
Larry Schwartz
Thomas R. Evans

The information contained in the foregoing report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference into any of NaviSite's previous or future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent specifically incorporated by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

Certain Relationships and Related Transactions

The Audit Committee of our Board of Directors has the following unwritten policies and procedures for the review and approval of related-party transactions. Under the policy, related-party transactions are defined as all transactions with related persons that are required to be reported under Item 404(a) of Regulation S-K, and "related person" generally means (i) any director or executive officer of NaviSite, (ii) any nominee for director, (iii) any immediate family member of a director or executive officer of NaviSite, or of any nominee for director, (iv) any security holder of NaviSite covered by Item 403(a) of Regulation S-K, and (v) any immediate family member of any such security holder of NaviSite covered by Item 403(a) of Regulation S-K.

The Audit Committee reviews the material facts of any related-party transaction and either approves or disapproves of the entry into the transaction. In the course of reviewing the related-party transaction, the Audit Committee considers whether (i) the transaction is fair and reasonable to NaviSite, (ii) under all of the circumstances the transaction is in, or not inconsistent with, NaviSite's best interests, and (iii) the transaction will be on terms no less favorable to NaviSite than it could have obtained in an arms' length transaction with an unrelated third party. If advance approval of a related-party transaction is not feasible, then the transaction will be considered and, if the Audit Committee determines it to be appropriate, ratified by the Audit Committee. No director may participate in the approval of a transaction for which he or she is a related party.

When a related-party transaction is ongoing, any amendments or changes are reviewed and the transaction is reviewed annually for reasonableness and fairness to NaviSite.

ClearBlue Technologies (UK) Limited and Global Marine Systems

Beginning April 1, 2004, we entered into an outsourcing agreement with ClearBlue Technologies (UK) Limited ("ClearBlue") whereby, NaviSite provides certain management services as well as manage the day-to-day operations as required by ClearBlue's customers' contracts. NaviSite charges ClearBlue a monthly fee of £4,700, plus 20% of gross profit (gross profit is revenue collected from ClearBlue customers, less the monthly fee), but in the event such calculation is less than $0, 100% of the gross profit shall remain with ClearBlue. In addition, NaviSite provides hosting services for Global Marine Systems. During the fiscal year ended July 31, 2008, NaviSite charged ClearBlue approximately $251,000 under these arrangements. ClearBlue and Global Marine Systems are controlled by NaviSite's Chairman of the Board of Directors.

Vera Wang

In fiscal years 2008, 2007 and 2006, we performed professional services and hosting services for Vera Wang whose Chief Executive Officer is the spouse of our Chief Executive Officer. For the fiscal year ended July 31, 2008, revenue generated from Vera Wang was approximately $121,000.

Sentrum III Limited and Sentrum Services Limited

On February 4, 2008, our subsidiary NaviSite Europe Limited, with NaviSite as guarantor, entered into a Lease Agreement (the "Lease") for approximately 10,000 square feet of data center space located in Watford, Hertfordshire, England (the Data Center"), with Sentrum III Limited. The Lease has a ten year term. NaviSite Europe Limited and NaviSite are also parties to a Services Agreement with Sentrum Services Limited for the provision of services within the data center. During fiscal year 2008, NaviSite paid $1.7 million under these arrangements. The Chairman of our Board of Directors has a financial interest in each of Sentrum III Limited and Sentrum Services Limited.

Sentrum IV Limited

In November 2007, our subsidiary NaviSite Europe Limited, with NaviSite as guarantor, entered into a lease option agreement for data center space in Woking, Surrey, England with Sentrum IV Limited. As part of this agreement NaviSite made a fully refundable deposit of $5 million in order to secure the right to lease the space upon the completion of the building construction. In July 2008, the final lease agreement was completed for approximately 11,000 square feet of data center space. Subsequent to July 31, 2008 the deposit was returned to NaviSite. The Chairman of our Board of Directors has a financial interest in Sentrum IV Limited.

The Audit Committee of our Board of Directors approved or ratified each of the transactions mentioned above.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires NaviSite's directors, executive officers and persons who own more than 10% of a registered class of NaviSite's equity securities (collectively, "Reporting Persons") to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Based solely upon review of copies of such reports, or other written representations from Reporting Persons, NaviSite believes that, during the fiscal year ended July 31, 2008, all Reporting Persons complied with all applicable requirements of Section 16(a) of the Exchange Act, except that each of Messrs. Dennedy, Evans, Ruhan and Schwartz filed a Form 4 one day late, reporting their annual grant of restricted stock. There are no known failures to file a required Form 3, Form 4 or Form 5.

Annual Report on Form 10-K

Concurrently with this Proxy Statement, NaviSite is sending a copy of its 2008 Annual Report on Form 10-K without exhibits to all of its stockholders of record as of October 20, 2008. The 2008 Annual Report contains NaviSite's audited consolidated financial statements for the fiscal year ended July 31, 2008.

A copy of NaviSite's Annual Report on Form 10-K (with all exhibits) for the fiscal year ended July 31, 2008 filed with the SEC may be accessed from the SEC's website (www.sec.gov) or may be obtained without charge upon written request to NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810, Attention: Investor Relations.

Other Matters

The Board of Directors does not know of any other matters which may come before the Annual Meeting. However, if any other matters are properly presented to the meeting, it is the intention of the persons named in the accompanying proxy to vote, or otherwise act, in accordance with their judgment on such matters. Discretionary authority for them to do so is contained in the enclosed proxy card.

An adjournment of the Annual Meeting may be made from time to time by the chairman of the Annual Meeting or by approval of the holders of shares representing a majority of the votes present in person or by proxy at the Annual Meeting, whether or not a quorum exists. In their discretion, the proxies named in the proxy card are authorized to vote upon any adjournment of the Annual Meeting. However, no proxies voted against Proposal No. 2 will be voted in favor of adjournment of the Annual Meeting for the purpose of soliciting additional proxies with respect to such proposal.

Stockholder Proposals

Proposals of stockholders intended to be presented in NaviSite's proxy statement and form of proxy for the 2009 Annual Meeting of Stockholders in accordance with Rule 14a-8 under the Exchange Act ("Rule 14a-8"), must be received by NaviSite no later than July 22, 2009 in order to be included in NaviSite's proxy statement and form of proxy relating to that meeting.

Under NaviSite's By-Laws, proposals of stockholders intended to be submitted for a formal vote at NaviSite's 2009 Annual Meeting of Stockholders (other than proposals intended to be included in NaviSite's proxy statement and form of proxy in accordance with Rule 14a-8) may be made only by a stockholder of record who has given notice of the proposal to the Secretary of NaviSite at its principal executive offices no earlier than September 22, 2009 and no later than October 7, 2009.

By order of the Board of Directors,

THOMAS B. ROSEDALE
Secretary

November 19, 2008

Stock Performance Graph

The following graph compares the cumulative total return to stockholders of NaviSite common stock for the period from August 1, 2003 through July 31, 2008, with the cumulative total return over the same period of (i) the Nasdaq Composite Index, (ii) a peer group index of publicly traded companies that provide similar services to those of NaviSite (the "New Peer Group Index") and (iii) the former peer group index of publicly traded companies that provide similar services to those of NaviSite (the "Old Peer Group Index"). NaviSite changed the selection of peer group issuers to include publicly traded companies that are more similar in size, business product and service and targeted customer segments than the publicly traded companies that are in the Old Peer Group Index. The graph assumes the investment of $100 in NaviSite common stock and in each of such indices (and the reinvestment of all dividend, if any) on August 1, 2003. The performance shown is not necessarily indicative of future performance.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
July 2008
500.00
450.00
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
2003
2004
2005
2006
2007
2008
NAVISITE INC
NASDAQ Composite - Total Returns
New Peer Group
Old Peer Group

Measurement Period (Fiscal Year Covered)	NaviSite, Inc.	Nasdaq Composite Index	New Peer Group Index(1)	Old Peer Group Index(2)
August 1, 2003	$100.00	$100.00	$100.00	$100.00
July 31, 2004	$ 68.47	$109.30	$207.22	$109.09
July 31, 2005	$ 64.75	$127.35	$215.58	$107.67
July 31, 2006	$132.58	$122.93	$424.22	$120.70
July 31, 2007	$285.20	$150.80	$459.15	$163.07
July 31, 2008	$110.53	$142.88	$302.99	$152.21

(1) The New Peer Group Index is a modified-capitalization weighted index of stocks selected by NaviSite that represents the following publicly traded companies: Internap Network Services Corp., SAVVIS Inc., Akamai Technologies, Inc., Switch & Data Facilities Co., Inc., Equinix Inc., Limelight Networks, Inc. and Terremark Worldwide, Inc.

(2) The Old Peer Group Index is a modified-capitalization weighted index of stocks selected by NaviSite that represents the following publicly traded companies: International Business Machines Corporation, Electronic Data Systems Corporation, Computer Sciences Corporation, Level 3 Communications, Inc., Qwest Communications International Inc., AT&T Inc. and Akamai Technologies, Inc.

Notwithstanding anything to the contrary set forth in any of NaviSite's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate other filings with the Securities and Exchange Commission, including this Annual Report, in whole or in part, the above graph shall not be deemed incorporated by reference into any such filings.

END